SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of February 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b):  82-______________

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Proxy Statement, mailed to the Registrant's shareholders on or about February 7, 2005.

     Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's proxy card, mailed to the Registrant's shareholders on or about February 7, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ELBIT SYSTEMS LTD.
                                     (Registrant)


                                     By: /s/ Ilan Pacholder
                                         --------------------------------------
                                     Name:  Ilan Pacholder
                                     Title: Corporate Secretary

Dated:  February 7, 2005

    Exhibit No.            Description
    -----------            -----------

    1.                     Proxy statement.

    2.                     Proxy card.

                                                                       EXHIBIT 1

[LOGO OF ELBIT SYSTEMS LTD.]



                                                                February 7, 2005

Dear Fellow Shareholder,

     You are cordially invited to attend the Elbit Systems Ltd. Extraordinary General Meeting of Shareholders to be held at 3:00 p.m. local time on February 28, 2005, at our offices at the Advanced Technology Center, Haifa, Israel.

     The agenda of the meeting and the proposals to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote "FOR" Items 1 and 2 as specified on the enclosed proxy card.

     We look forward to greeting all the shareholders who will be present at the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience please sign, date and mail the enclosed proxy card in the envelope provided so that it is received not later than 24 hours before the meeting.

     Thank you for your cooperation.

                                           Very truly yours,

                                           MICHAEL FEDERMANN
                                           Chairman of the Board of Directors

                                           JOSEPH ACKERMAN
                                           President and Chief Executive Officer

                               ELBIT SYSTEMS LTD.

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                                                       Haifa, Israel
                                                       February 7, 2005

     This is notice that an Extraordinary General Meeting of Shareholders of Elbit Systems Ltd. (the "Company") will be held at the Company's offices at the Advanced Technology Center, Haifa, Israel, on February 28, 2005, at 3:00 p.m. local time, for the following purposes:

1. to approve and ratify the agreements entered into by the Company on December 27, 2004 regarding the purchase from Koor Industries Ltd. of its ordinary shares in Tadiran Communications Ltd.; and

2. to elect Nathan Sharony, who currently serves as an External Director on the Company's Board of Directors, to an additional three-year term as an External Director.

     Shareholders of record at the close of business on February 3, 2005, are entitled to receive notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the meeting in person.

     Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

                                   By Order of the Board of Directors,


                                   MICHAEL FEDERMANN
                                   Chairman of the Board of Directors

                                   JOSEPH ACKERMAN
                                   President and Chief Executive Officer

                  QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY

                                 GENERAL MEETING

The following questions and answers summarize the major issues to be discussed at the Extraordinary General Meeting. For a more complete description of the issues please see the accompanying Proxy Statement.

Q: When and where is the Meeting?

A: The Meeting will take place at 3:00 p.m. local time, on Monday, February 28, 2005, at the Company's offices at the Advanced Technology Center, Haifa, Israel.



Q: What is the record date for the Meeting?

A: The record date is February 3, 2005, and all shareholders holding shares at the close of business on that date will be entitled to receive notice of and to vote at the Meeting.

Q: What are the items to be voted on at the Meeting?

A: The items to be voted on include:

     o to approve and ratify the agreements entered into by the Company on December 27, 2004 regarding the purchase from Koor Industries Ltd.
          (Koor) of its ordinary shares in Tadiran Communications Ltd. (Tadiran) (the Tadiran Acquisition).

     o to elect Nathan Sharony, who currently serves as an External Director on the Company's Board of Directors, to an additional three-year term as an External Director.

Q: Does the Company and its Board of Directors support the proposals to be voted on at the Meeting?

A: Yes.

Q: What voting majority is required?

A: The required voting majority, whether voting in person or by proxy, for approval of each of the Items in the Proxy Statement (in each case not taking into account abstentions) is:

     Approval of Item 1 (the agreements relating to the Tadiran Acquisition) requires:

          (1) A majority of the shares voted regarding that Item in the Meeting, provided that (i) the majority includes at least one-third (1/3) of the total votes of shareholders having no "Personal Interest" in the Item who vote on the Item at the Meeting or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such Item does not exceed one percent (1%) of the Company's voting rights.

             (2) Each shareholder must indicate, either on the proxy card or prior to voting in person at the Meeting, whether or not the shareholder has a "Personal Interest" in the matter. Under Israeli law, a Personal Interest means a person's interest in an act or transaction of a company, including an interest of such person's relative or of another entity in which such person or his or her relative are interested parties. An interest resulting merely from such person's holding of shares in that company will not be considered a Personal Interest.

     Approval of Item 2 (election of Mr. Sharony to an additional three-year term as External Director) requires a majority of the votes cast regarding such election at the Meeting, whether in person or by proxy, provided that
     (i) that majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such election does not exceed one percent (1%) of the Company's voting rights.

Q: Does the Company's management believe the Tadiran Acquisition is beneficial to the Company?

A: Yes. The Company's management believes that the Tadiran Acquisition is beneficial to the Company both from a financial and a strategic standpoint.



Q: Why are you being asked to approve the agreements relating to the Tadiran Acquisition?

A: Under Israeli law, the Tadiran Acquisition is considered an "interested party transaction" in which a controlling shareholder of the Company, Federmann Enterprises Ltd. (FEL) has a Personal Interest. This is due to the signing of the agreements and performance of the Tadiran Acquisition concurrently with the agreements and transaction between Koor and FEL regarding the purchase by Koor from FEL of shares in the Company, as described in the Proxy Statement. Therefore, even though the Company's management supports the Tadiran Acquisition irrespective of the Koor - FEL transaction, Israeli law requires that as an "interested party transaction", the Tadiran Acquisition be approved by the Company's Audit Committee and Board of Directors (without participation by directors having a Personal Interest in the transaction), as well as the Company's shareholders.

Q: What process was followed to review and approve the Tadiran Acquisition by members of the Company's Audit Committee and Board of Directors who do not have a Personal Interest in the transaction?

A: As further described in the Proxy Statement, the Audit Committee in a series of meetings considered the impact of the Tadiran Acquisition on the Company, irrespective of the Koor - FEL transaction. For this purpose the Audit Committee members included four directors with no Personal Interest in the Tadiran Acquisition or the Koor - FEL transaction, and each of those directors meet the board member independence criteria of the U.S. Sarbanes-Oxley Act as well as the Nasdaq Marketplace Rules.

During its considerations, the Audit Committee obtained an independent "fairness opinion" regarding the Tadiran Acquisition, an English translation of which is attached to the Proxy Statement. Following its considerations, the Audit Committee as well as the Board of Directors, consisting for this purpose of the same directors who served on the Audit Committee, concluded that the Tadiran Acquisition is beneficial both to the Company and all of its shareholders and unanimously approved the Tadiran Acquisition agreements.

Q: Why is it necessary to elect an External Director at this time?

A: Under Israeli law, a publicly traded company such as the Company is required to have two External Directors who meet the independence criteria specified in the Israeli Companies Law and who are elected by the required majority at a general shareholders meeting. An External Director serves for a three-year term. The term of Nathan Sharony, who was elected to serve as an External Director in March 2002, expires in March 2005.

Q: Is Nathan Sharony permitted to be elected for an additional three-year term as an External Director?

A: Yes. External Directors such as Mr. Sharony, who continue to meet the qualification criteria, are permitted to be elected for an additional three-year term.



Q: What do I need to do now?

A: Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that your shares will be represented at the Meeting. The signed proxy must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy but do not indicate how you want to vote, your proxy will be counted as a vote for all of the proposals, however for purposes of Item 1 you must indicate on the proxy card whether or not you have a personal interest in the transaction.

Q: What do I do if I want to change my vote?

A: Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting or attend the Meeting in person and vote.

Q: If my shares are held in "street name" by my broker, a bank or other representative, will my representative vote my shares for me?

A: If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority.

Q: Who can help answer my questions?

A: For additional information about the Meeting, please contact during regular office hours, Sunday through Thursday, Ilan Pacholder, the Company's Corporate Secretary at the Company's offices in Haifa, Israel, telephone 011-972-4-8316632.

                               ELBIT SYSTEMS LTD.

                           Advanced Technology Center

                                  P.O. Box 539

                               Haifa 31053, Israel

                                 PROXY STATEMENT

This Proxy  Statement is provided to the  shareholders of ordinary  shares,  NIS
1.00 nominal value, of Elbit Systems Ltd. (the "Company" or "Elbit Systems") in connection with the Board of Directors' solicitation of proxies for votes to be cast at the Shareholders' Extraordinary General Meeting to be held on Monday, February 28, 2005 (the "Meeting"), or at any adjournment of the Meeting, as specified in the accompanying Notice of Extraordinary General Meeting of Shareholders.

It is proposed that the shareholders adopt resolutions concerning the following matters at the Meeting:

     1. to approve and ratify the agreements entered into by the Company on December 27, 2004 regarding the purchase from Koor Industries Ltd. of its ordinary shares in Tadiran Communications Ltd.; and

     2. to elect Nathan Sharony, who currently serves as an External Director on the Company's Board of Directors, to an additional three-year term as an External Director.

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

                         QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on February 3, 2005, have the right to receive notice and to vote at the Meeting.

The Company had outstanding on February 1, 2005, 40,665,654 ordinary shares, each giving a right of one vote for each of the matters to be presented at the Meeting. (This amount includes 23,091 ordinary shares held by a subsidiary of the Company but does not include 385,000 ordinary shares held by the Company as treasury shares.) No less than two shareholders present in person or by proxy, and holding or representing between them one-third of the outstanding ordinary shares, will constitute a quorum at the Meeting.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board of Directors. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders participate in person or by proxy.

Joint holders of shares should note that according to the Company's Articles of Association the vote, whether in person or by proxy, of the more senior of joint holders of any voted share will be accepted over vote(s) of the other joint holders of that share. For this purpose seniority will be determined by the order the joint holders' names appear in the Company's Register of Shareholders.

Approval  of Item 1 of this Proxy  Statement  (the  agreements  relating  to the purchase from Koor Industries Ltd. of its ordinary shares in Tadiran Communications Ltd.) requires a majority of the shares voted regarding that Item in the Meeting, whether in person or by proxy, provided that (i) the majority includes at least one-third (1/3) of the total votes of shareholders having no "Personal Interest" in the Item who vote on the Item at the Meeting (abstentions will not be taken into account) or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such Item does not exceed one percent (1%) of the Company's voting rights.

In order to be counted for voting with respect to Item 1 of this Proxy Statement, a shareholder must indicate, either on the proxy card or prior to voting in person at the Meeting, whether or not the shareholder has a Personal Interest in the matter. Shares of a shareholder who does not so indicate whether or not there is a Personal Interest will not be voted for that Item.

Under the Israeli Companies Law - 1999 (the "Companies Law"), a Personal Interest means a person's interest in an act or transaction of a company, including an interest of such person's relative or of another entity in which such person or his or her relative are interested parties. An interest resulting merely from such person's holding of shares in that company will not to be considered a Personal Interest.

Approval of Item 2 of this Proxy Statement (election of Mr. Sharony to an additional three-year term as an External Director), requires a majority of the votes cast regarding such election at the Meeting, whether in person or by proxy, provided that (i) that majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account) or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such election does not exceed one percent (1%) of the Company's voting rights.

                                 VOTING BY PROXY

A proxy form for use at the Meeting and a return envelope for the proxy form are enclosed. Shareholders may revoke any proxy form prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy form of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy form must be received by the Company at least 24 hours before the Meeting.

Unless otherwise indicated on the proxy form, shares represented by a properly signed and received proxy in the enclosed form will be voted in favor of all the above described matters to be presented for voting at the Meeting, provided that, as described above, voting for Item 1 requires specifying whether or not there is a Personal Interest. Abstentions will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

Proxy forms are being mailed to shareholders on or about February 7, 2005, and will be solicited mostly by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.

                      BENEFICIAL OWNERSHIP OF SECURITIES BY

                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of February 1, 2005, to the best of the Company's knowledge, the number of ordinary shares (1) owned by (i) all shareholders known by the Company to own 5% or more of the Company's ordinary shares and (ii) all directors and officers of the Company as a group.

Federmann Enterprises Ltd.                19,915,884               48.97%
99 Hayarkon Street
Tel-Aviv, Israel(2)

Heris Aktiengesellschaft                   3,836,458(3)             9.43%

c/o 99 Hayarkon Street
Tel-Aviv, Israel

Bank Leumi Group                           2,471,252                6.08%
Tel-Aviv, Israel(4)

Bank Hapoalim Group                        2,282,562                5.61%
Tel-Aviv, Israel(4)

All officers and directors                   426,562(5)             1.05%
as a group (25 persons)

----------------------------

(1) The total number of ordinary shares includes 23,091 ordinary shares held by a subsidiary of the Company but excludes 385,000 ordinary shares held by the Company as treasury shares.

(2) Federmann Enterprises Ltd. ("FEL") owns the shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft ("Heris") which is controlled by FEL.

     FEL is controlled by Beit Federmann Ltd. ("BFL"). BFL is controlled by Beit Bella Ltd. ("BBL") and Beit Yekutiel Ltd. ("BYL"). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems' Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of the shares owned by Heris and FEL.

(3) The amount of shares owned by Heris also is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4) The holdings in Elbit Systems' shares by the Bank Leumi Group and the Bank Hapoalim Group are divided among several entities, mainly mutual and/or provident funds.

(5) This amount does not include any shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above. The amount includes 202,880 shares underlying options that are currently exercisable or that will become exercisable within 60 days of February 1, 2005. A portion of the underlying options are "phantom options" that have been calculated based on Elbit Systems' February 1, 2005 share closing price of $25.04 on the Nasdaq National Market.

                ITEM 1 - APPROVAL AND RATIFICATION OF AGREEMENTS
                  RELATING TO THE PURCHASE OF KOOR'S SHARES IN
                             TADIRAN COMMUNICATIONS

The Tadiran Acquisition

On December 27, 2004, the Company signed a Share Transfer Deed (the "Tadiran Deed") and a Shareholders Agreement (the "Tadiran Shareholders Agreement") with Koor Industries Ltd. ("Koor") regarding the Company's purchase from Koor of the 3,944,276 ordinary shares held by Koor in Tadiran Communications Ltd. ("Tadiran"), which represent approximately 31.8% of Tadiran's issued and outstanding ordinary shares based on Tadiran's current share capital without reduction of treasury shares. The transactions described in the Tadiran Deed and the Tadiran Shareholders Agreement are referred to as the "Tadiran Acquisition", and the Tadiran Deed and Tadiran Shareholders Agreement are referred to collectively as the "Tadiran Acquisition Agreements". The overall consideration to be paid by the Company to Koor for the Tadiran Acquisition is approximately $146 million, based on a purchase price of $37 per share. Interest is payable for any amounts paid after April 1, 2005.

The Tadiran Acquisition will be made in two stages. In "Stage A" (as defined in the Tadiran Deed), the Company will purchase from Koor 1,700,000 ordinary shares of Tadiran, which currently constitute approximately 13.7% of Tadiran's ordinary shares. Together with the approximately 5.2% of Tadiran's ordinary shares held by the Company on February 1, 2005, the

Company would own approximately 18.9% of Tadiran's ordinary shares on the completion of Stage A (based on Tadiran's current share capital without reduction of treasury shares). Also on completion of Stage A, Koor has agreed to support the appointment or election of at least 3 directors (but not less than 20% of Tadiran's directors) nominated by the Company to the Tadiran Board of Directors (the "Tadiran Board"). Currently, the Tadiran Board consists of 10 directors, although 12 directors have been nominated for election at a General Shareholders Meeting of Tadiran scheduled to be held on February 16, 2005. The Tadiran Shareholders Agreement, which will become effective on the completion of Stage A of the Tadiran Acquisition, also provides for other rights and obligations of Koor and the Company as shareholders in Tadiran, as more fully described in Annex A hereto.

In "Stage B" (as defined in the Tadiran Deed), the Company will purchase the balance (an additional 2,244,276 shares) of the Tadiran ordinary shares currently held by Koor, which would result in the Company holding a total of approximately 37% of Tadiran's ordinary shares (based on Tadiran's current share capital without reduction of treasury shares). Also, on completion of Stage B, Koor will support the appointment or election of directors to Tadiran's Board, so that following such appointment or election, more than 50% of the directors on Tadiran's Board (including External Directors) will be nominees of the Company.

Stage B is subject, among other conditions precedent as described in Annex A hereto, to Tadiran purchasing at least 70% of the outstanding share capital of Elisra Electronic Systems Ltd. ("Elisra") (such purchase referred to as the "Elisra Acquisition"). Koor currently owns 70% of Elisra's outstanding share capital. Should the Elisra Acquisition not occur within 16 months of the date of the Tadiran Acquisition Agreements, and subject to the terms of the Tadiran Deed, neither the Company nor Koor shall be obligated to complete Stage B of the Tadiran Acquisition. However, in such case Koor will act to cause Koor and the Company to have equal representation on the Tadiran Board, as provided in Tadiran Shareholders Agreement.

The Tadiran Acquisition is subject to the approvals specified in the Tadiran Deed, as described in Annex A hereto, including the approval of the Company's shareholders at a General Shareholders Meeting as is being requested in this Proxy Statement.

The Tadiran Acquisition is to be performed concurrently with the Koor - FEL Transaction as described below.

The Tadiran Acquisition and the major provisions of the Tadiran Acquisition Agreements are summarized in Annex A to this Proxy Statement, and English translations of the Tadiran Deed and the Tadiran Shareholders Agreement are attached in their entirety as Annexes C and D, respectively, to this Proxy Statement.

All the translations referenced in this Proxy Statement are being attached for the convenience of the reader, and in the event of any discrepancy between the translations and the original Hebrew documents, the Hebrew documents will prevail.

The Koor - FEL Transaction

Concurrently with the signing of the Tadiran Acquisition Agreements, Koor signed a Share Transfer Deed (the "Koor - FEL Deed") and a Shareholders Agreement (the "Koor - FEL Shareholders Agreement") with Federmann Enterprises Ltd. and one of Federmann Enterprises Ltd.'s subsidiaries (collectively "FEL") relating to the purchase by Koor from FEL of 4,000,000 ordinary shares of the Company, representing approximately 9.8% of the Company's issued and outstanding ordinary shares based on the Company's current share capital (the "Koor - FEL Transaction"). (The Koor - FEL Deed and the Koor - FEL Shareholders Agreement are referred to as the "Koor - FEL Agreements"). The total consideration to be paid by Koor to FEL under the Koor - FEL Transaction is approximately $99 million, based on a purchase price of $24.70 per Company share. Interest is payable for any amounts paid after April 1, 2005.

The Koor - FEL Transaction will occur in two stages. "Stage A" (as defined in the Koor - FEL Deed) of the Koor - FEL Transaction will occur concurrently with Stage A of the Tadiran Acquisition. "Stage B" (as defined in the Koor - FEL
Deed) of the Koor - FEL Transaction will also occur concurrently with Stage B of the Tadiran Acquisition, subject to certain exceptions as described in the Koor
- FEL Deed. Pursuant to Stage A of the Koor - FEL Transaction, Koor will purchase 2,160,000 ordinary shares, representing approximately 5.3% of the Company's shares (based on the Company's current share capital), and FEL will support the appointment of one director nominated by Koor to the Company's Board of Directors (the "Company's Board"). Under Stage B of the Koor - FEL Transaction, Koor will purchase from FEL an additional 1,840,000 ordinary shares, representing approximately 4.5% of the Company's shares (based on the Company's current share capital), and FEL will support the appointment of an additional director to the Company's Board (such that Koor nominees will consist of not less than 20% of the directors on the Company's Board).

Under the Koor - FEL Shareholders Agreement, which will become effective upon the completion of Stage A of the Koor - FEL Transaction, Koor will obtain certain tag along rights in the event of FEL's sale of shares in the Company, and Koor will be subject to certain restrictions on the transfer of its shares in the Company. Also, Koor has agreed to vote at General Shareholders Meetings of the Company in accordance with FEL's instructions, with certain exceptions, and Koor will receive certain additional non-transferable rights, all as described in Annex A hereto.

The major provisions of the Koor - FEL Agreements are summarized in Annex A of this Proxy Statement, and English translations of the Koor - FEL Deed and the Koor - FEL Shareholders Agreement are attached in their entirety as Annexes E and F, respectively, of this Proxy Statement.

General descriptions of Koor, Tadiran and Elisra appear in Annex A to this Proxy Statement.

Interested Party Transaction

The Company's management believes that the Tadiran Acquisition is beneficial to the Company irrespective of the Koor - FEL Transaction. However, under Israeli law, since the agreements relating to the two transactions were signed concurrently, and the two transactions will occur concurrently, and since FEL is considered a controlling shareholder of the Company, the Tadiran Acquisition is considered an "interested party transaction" in which FEL has a Personal Interest. Accordingly, the Tadiran Acquisition is subject to the approval of the Company's Audit Committee and the Company's Board, each with the participation of directors who are not affiliated with FEL, as well as to the approval of the Company's shareholders by a special majority required by the Companies Law for transactions of this nature.

The Audit Committee of the Company's Board (the "Committee") has reviewed the Tadiran Acquisition due to it being considered under Israeli law to be an interested party transaction in which a controlling shareholder, FEL, has a Personal Interest. The Committee's members, for this purpose, consisted of four directors, none of whom are affiliated with FEL or have a Personal Interest in the Tadiran Acquisition or the Koor - FEL Transaction and each of whom meets the independence criteria of the U.S. Sarbanes-Oxley Act and the Nasdaq Marketplace Rules.

In the course of several meetings over a two-week period, the Committee reviewed the Tadiran Acquisition in order to determine whether it is beneficial to the Company, without regard to the Koor - FEL Transaction. The Committee reviewed the Tadiran Acquisition from a financial and strategic perspective, taking into account, among other considerations, the potential impact of the Elisra Acquisition (assuming it occurs) under the terms set forth in the Tadiran Deed. In the course of its considerations the Committee requested and obtained an independent opinion as to the fairness of the Tadiran Acquisition to the Company and all of its shareholders (the "Fairness Opinion"). A copy of an English translation of the Fairness Opinion is attached as Annex B to this Proxy Statement. A further description of the process followed by the Committee and the issues that it considered in approving the Tadiran Acquisition is contained in Annex A to this Proxy Statement.

At the conclusion of its deliberations the Committee unanimously approved the Tadiran Acquisition Agreements, finding the Tadiran Acquisition to be in the interest of the Company and to all of its shareholders. In turn, the Company's Board, in a forum consisting solely of the directors who served on the Committee, unanimously approved the Tadiran Acquisition Agreements and is recommending them for approval by the Company's shareholders pursuant to this Proxy Statement.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

          "RESOLVED, that the Share Transfer Deed and the Shareholders Agreement between the Company and Koor Industries Ltd., each dated December 27, 2004, are hereby approved and ratified, and that Joseph Ackerman, the Company's President and Chief Executive Officer, and Joseph Gaspar, the Company's Corporate Vice President and Chief Financial Officer, are hereby authorized to take any and all required actions on behalf of the Company to complete the transactions contemplated by the aforesaid Share Transfer Deed and Shareholders Agreement."

The members of the Board of Directors who participated in approving this matter recommend a vote FOR approval of this resolution.

                              ITEM 2 - ELECTION OF
                      NATHAN SHARONY FOR AN ADDITIONAL TERM
                             AS AN EXTERNAL DIRECTOR

     The Company is required under the Companies Law to have at least two External Directors on its Board of Directors. Among other requirements of the Companies Law, a person may not serve as an External Director if such person or such person's relative, partner or employer, or any entity controlled by such person has, at any time during the two years up to the date of appointment, any affiliation with the Company, entities controlling the Company or entities controlled by the Company. The term "affiliation" is broadly defined in the Companies Law. In addition, no person may serve as an External Director if such person's position or other business creates any conflict of interest with or impairs his or her responsibilities as an External Director.

     Each committee of the Company's Board of Directors is required to include at least one External Director, and all External Directors must be members of the Board of Directors' Audit Committee. An External Director is entitled to compensation and to reimbursement of expenses as provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an External Director. External Directors are elected at a General Shareholders Meeting and serve for a three-year term. The term may be extended for an additional three-year term if the extension is approved by a General Shareholders Meeting.

     Nathan Sharony and Yaacov Lifshitz currently serve as the Company's External Directors. Mr. Sharony has served as an External Director since March 2002, and his term of office as an External Director expires in March 2005. The term of office of Mr. Lifshitz, who was elected as an External Director in August 2003, expires in August 2006.

     The Company's Board of Directors has recommended that Mr. Sharony's term as an External Director be extended for an additional three-year period, and Mr. Sharony has agreed to stand for re-election.

     The Companies Law provides that a General Shareholders Meeting at which the appointment of an External Director is to be considered will not be held unless the nominee has declared to the Company that he or she complies with the qualifications for appointment as an External Director. The proposed nominee, Mr. Sharony, has declared to the Company that he complies with the qualifications for re-appointment as an External Director. If elected for an additional term as an External Director, he will hold office for a further three-year period unless his office is vacated earlier in accordance with the provisions of the Companies Law or the Company's Articles of Association. If for any reason Mr. Sharony should be unable to serve, another person will be elected in accordance with applicable law.

     Background information regarding Mr. Sharony, who is 70 on the date of this Proxy Statement, is as follows:

     Nathan Sharony has served since 1997 as a director for several companies. He currently serves as a director for Technorov Holdings (1993) Ltd. ("Technorov"), a high technology investment company, Bituach Yashir Ltd., Union Bank, Ormat Industries Ltd., Genoa Technologies Ltd. and Israel Bonds International Inc. From 1997 to 1999, he served as Chairman of Technorov. From 1994 to 1997, he was Chief Executive Officer of Israel Bonds, a U.S. brokerage. Mr. Sharony served as the Director General of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including head of the Israeli Government Economic Mission to the U.S., President and Chief Executive Officer of Elop Electro-Optics Industries, Ltd. and Vice President for Logistics of Tadiran Ltd. In 1982, Mr. Sharony completed 30 years of service in the IDF, retiring with the rank of Major General. Mr. Sharony participated in the Field Artillery Battery Officers Course in Fort Sill, Oklahoma.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

          "RESOLVED, that Mr. Nathan Sharony be elected for an additional three-year term as an External Director of the Company commencing on March 24, 2005."

The Board of Directors recommends a vote FOR approval of this resolution.

                                  By Order of the Board of Directors

                                           MICHAEL FEDERMANN

                                           Chairman of the Board of Directors

                                           JOSEPH ACKERMAN

                                           President and Chief Executive Officer

Date:  February 7, 2005

                                     ANNEX A

                                       TO

                       ELBIT SYSTEMS LTD. PROXY STATEMENT

                                FEBRUARY 7, 2005

                   SUMMARY OF TADIRAN ACQUISITION TRANSACTION

A.   Overview of the Transaction

The Tadiran Acquisition

A general description of the Tadiran Acquisition appears in Item 1 to the Proxy Statement. The terms, time periods, conditions precedent and approvals for the Tadiran Acquisition are set forth in the Tadiran Deed, the major provisions of which are summarized in Section D.1 below. The full text of a translation into English of the Tadiran Deed appears in Annex C of this Proxy Statement. The terms relating to Koor and the Company as shareholders in Tadiran are fully described in the Tadiran Shareholders Agreement, the major provisions of which are summarized in Section D.2 below. The full text of a translation into English of the Tadiran Shareholders Agreement appears in Annex D to this Proxy Statement.

Koor - FEL Transaction

A general description of the Koor - FEL Acquisition appears in Item 1 to the Proxy Statement. The terms, time periods, conditions precedent and approvals for the Koor - FEL Transaction are set forth in the Koor - FEL Deed, the major provisions of which are summarized in Section E.1 below. The full text of a translation into English of the Koor - FEL Deed appears in Annex E of this Proxy Statement. The terms relating to Koor and FEL as shareholders in the Company are fully described in the Koor - FEL Shareholders Agreement, the major provisions of which are summarized in Section E.2 below. The full text of a translation into English of the Koor - FEL Shareholders Agreement appears in Annex F to this Proxy Statement.

The Elisra Acquisition

Prior to the Company and Koor entering into the Tadiran Acquisition Agreements, Tadiran's Board of Directors and management had announced their intention to pursue the acquisition of at least 70% of the outstanding share capital of Elisra. This transaction is considered under Israeli law to be an interested party transaction in which Koor, who is considered a controlling shareholder of Tadiran, has a Personal Interest. It should be noted that other than as a shareholder in Tadiran, the Company has no other involvement in the Elisra Acquisition.

Tadiran has established a committee of members of its Board of Directors who are not affiliated with Koor, to review the process for, and approve the terms of, the Elisra Acquisition. This process will include investigation of the synergy of Elisra's and Tadiran's businesses, the impact of the Elisra Acquisition on Tadiran, due diligence and obtaining an outside independent financial appraisal of Elisra. If the Tadiran Board committee approves such terms, the Elisra Acquisition will be submitted for approval to Tadiran's audit committee and Tadiran's Board, and upon their approval, for approval to the shareholders of Tadiran at a General Shareholders Meeting, subject to the special majority required under the Companies Law for shareholder approval of interested party transactions. Due to the terms of the Tadiran Acquisition, during the period that the Tadiran Deed is in effect and binding on the Company, the Company will be deemed to have a Personal Interest in the Elisra Acquisition for purposes of the voting requirements at a General Shareholders Meeting of Tadiran convened for approving the Elisra Acquisition.

Under the terms of the Tadiran Deed, the Company has agreed to vote its shares in Tadiran in support of the Elisra Acquisition, subject to the favorable recommendation of the Tadiran Board committee as described above (in reliance on an outside independent financial appraiser), determining that the price and terms of the Elisra Acquisition are not contrary to the interests of Tadiran. In addition, the Tadiran Deed provides that in the event the company value of Elisra established for the Elisra Acquisition exceeds $225 million, then the Company shall not be required to vote in favor of the Elisra Acquisition or complete Stage B of the Tadiran Acquisition, but shall be entitled to equal representation on the Tadiran Board under the terms of the Tadiran Shareholders Agreement.

Descriptions of Koor, Tadiran and Elisra

Koor. Koor Industries Ltd. is a major Israeli investment holding company, focusing on high-growth internationally oriented Israeli companies. Koor holdings include companies in the area of telecommunications through ECI Telecom, Telrad Networks and ECTel; in agrochemicals through Makhteshim Agan Industries; and in defense electronics through Tadiran Communications and the Elisra Defense Group. Koor also invests in start-ups through Koor Corporate Venture Capital. Koor's American Depository Shares are traded on the New York Stock Exchange (NYSE: KOR), and its ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

Tadiran. Tadiran Communications Ltd. is an Israeli company and one of the leading companies in the worldwide market for military communications systems and equipment. Tadiran currently has approximately 1,100 employees and significant design, manufacturing and logistics support capabilities. It reported annual sales for 2003 in excess of $270 million and sales of approximately $236 million for the first three quarters of 2004, of which over 80% was derived from exports, with sales to more than 50 countries. Tadiran's shares are traded on the Tel Aviv Stock Exchange (TASE: TDCM). Koor is currently the largest shareholder in Tadiran, with no other individual shareholder holding more than 10% of Tadiran's shares.

Elisra. The Elisra Defense Group is comprised of Elisra Electronic Systems Ltd., a privately held Israeli company, and Elisra's two wholly owned Israeli subsidiaries - Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. The Elisra Defense Group, which currently has approximately 1,250 employees, specializes in the design, manufacture, integration and support of advanced defense solutions for air, sea and land deployment for customers in over 25 countries. Koor currently owns 70% of Elisra's shares, with the balance being owned by Elta Systems Ltd., a subsidiary of Israel Aircraft Industries Ltd.

B.   Requirement for Shareholders' Approval

As described in Item 1 of the Proxy Statement, since the Tadiran Acquisition is being made concurrently with the Koor - FEL Transaction, and since the agreements underlying the two transactions were signed concurrently, the Tadiran Acquisition is considered under Israeli law as being an interested party transaction in which FEL, which is considered under the Companies Law a controlling shareholder of the Company, has a Personal Interest. Under the Companies Law, a Personal Interest means a person's interest in an act or transaction of a company, including an interest of such person's relative or of another entity in which such person or his or her relative are interested parties.

Accordingly, the Companies Law requires that the Tadiran Acquisition be approved by both the Audit Committee of the Company's Board of Directors, as well as by the Board of Directors as a whole, in each case without the participation of any directors who are affiliated with FEL or who may otherwise have a Personal Interest in the transaction.

In addition to the above mentioned approvals by the Company's Audit Committee and Board of Directors, the Companies Law requires that such interested party transactions be approved by a special majority of the Company's shareholders at a General Shareholders Meeting. The majority required includes a majority of the shares voted regarding the transaction at the meeting, provided that (i) the majority includes at least one-third (1/3) of the total votes of shareholders having no Personal Interest in the transaction who vote on the matter (abstentions will not be taken into account) or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the transaction does not exceed one percent (1%) of the Company's voting rights.

C. Basis for Audit Committee and Board of Directors Approval of the Tadiran Acquisition

Review by Independent Directors

Due to the concurrent signing and performance of the Tadiran Acquisition and the Koor - FEL Transaction, the Company's Audit Committee (the "Committee") reviewed the Tadiran Acquisition from the perspective of its benefit to the Company, irrespective of the Koor - FEL Transaction. For this purpose, the Committee consisted of four members, none of whom are affiliated with FEL or have any Personal Interest in the Tadiran Acquisition or the Koor - FEL Transaction, including the two External Directors. Each of the Committee members meets the board member independence criteria under the U.S. Sarbanes-Oxley Act as well as those of the Nasdaq Marketplace Rules.

Process Followed

The Committee met on five separate occasions over an approximately two-week period to extensively review the transaction and proposed agreements. The Committee received presentations from Company management regarding the strategic and financial aspects of the Tadiran Acquisition. The Committee also consulted with both the Company's in-house counsel as well as outside counsel, who had no role in advising FEL in the Koor - FEL Transaction, regarding legal implications of the transactions and the Committee's role in reviewing a transaction of this nature.

 Matters Considered

The Committee reviewed the terms of the Tadiran Acquisition Agreements in detail as well as the terms of the Koor - FEL Transaction. Company management made presentations to the Committee regarding the various implications to the Company of the Tadiran Acquisition, including the possibility that only Stage A may occur as well as the possibility that Tadiran may make the Elisra Acquisition under terms that are not all known at this point in time. The Company's finance department presented the Committee with the anticipated financial impact of the Tadiran Acquisition on the Company and its financial results.

Fairness Opinion

The Committee reviewed the qualifications of Giza Singer Even Ltd. ("GSE"), an experienced independent financial consultant, and following such review retained GSE to provide the Company's Board of Directors with a fairness opinion regarding the Tadiran Acquisition. The fairness opinion was made in reliance upon interviews conducted by GSE with representatives of the management of Koor and Tadiran. GSE also conducted general discussions with the Company's management regarding the business environment in which the various companies operate. The fairness opinion considered only publicly available information regarding Elisra, and did not include a company valuation of Elisra.

The fairness opinion, which was provided to the Board of Directors on January 4, 2005, indicates that in the opinion of GSE the Tadiran Acquisition, subject to all of its terms and stages, including the possibility that only Stage A would occur and/or the possibility that Tadiran would make the Elisra Acquisition, is fair and reasonable from the perspective of the Company and all of its shareholders. A copy of a translation into English of the fairness opinion is attached as Annex B to this Proxy Statement.

Audit Committee and Board Approval

Following the Committee's extensive review of the above mentioned issues and receipt of the fairness opinion, the Committee unanimously approved the Tadiran Agreements on January 5, 2005. Immediately thereafter, the Company's Board of Directors, consisting for this purpose of only those directors who participated in the Committee, also unanimously approved the Tadiran Agreements as being in the interest of the Company and its shareholders as a whole.

D.   Summary of the Major Provisions of the Tadiran Acquisition Agreements

1. Tadiran Deed (for a full English translation see Annex C to this Proxy Statement)

Overview

The Tadiran Deed is an agreement for the Company's purchase, in two stages, of Koor's 3,944,276 ordinary shares of Tadiran (the "Transaction Shares") which currently constitute approximately 31.8% of the Tadiran's outstanding share capital without reduction of treasury shares, for an overall consideration of approximately $146 million.

Representations

Under the Tadiran Deed, the Company will purchase the Transaction Shares on an "as is" basis and on the basis that the condition of Tadiran and its assets are "as is". However, Koor undertook that upon the completion of each stage of the Tadiran Acquisition the Transaction Shares that will be purchased at the relevant stage will be transferred to the Company free and clear of any third party rights. Koor also warranted that from the time the Transaction Shares were acquired by Koor until the time of signing the Tadiran Deed, Tadiran had not brought to Koor's attention nor given any report to the public that any material agreement to which Tadiran is a party had been terminated or modified or that there was any intent to terminate or modify any material agreement to which Tadiran is a party.

Stage A

Timing. The completion deadline for Stage A of the Tadiran Acquisition is March 31, 2005. However, if by March 31, 2005 all the Stage A conditions precedent (see below) have been fulfilled, other than the approval of the Israeli
Commissioner of Restrictive Trade Practices, the Stage A deadline shall be automatically deferred until May 31, 2005 or to such later date as may be agreed by the parties.

Share Purchase and Consideration

Pursuant to Stage A of the Tadiran Acquisition, the Company will purchase from Koor 1,700,000 ordinary shares of Tadiran, which currently constitute approximately 13.7% of Tadiran's outstanding share capital without deduction of treasury shares, for a consideration of $37 per share, totalling $62,900,000. Insofar as all or part of that amount is unpaid after April 1, 2005, such unpaid amount shall accrue interest from April 1, 2005 until the time of actual payment. The interest will be at the rate of three-month LIBOR at Bank Leumi Le-Israel B.M., plus annual interest at the rate of 1.5%, compounded every three months.

The Tadiran Deed also includes provisions for modification of the consideration to be paid for the Transaction Shares or of the quantity of Transaction Shares, if certain changes occur in the share capital or equity of Tadiran as a result of distribution of dividends, distribution of bonus shares, rights offerings, consolidations, sub-divisions or similar events.

Board Nominees. Subject to the completion of Stage A, Koor will act to support the appointment or election to Tadiran's Board of such number of directors as are nominated by the Company, and who meet qualification conditions for membership on Tadiran's Board, such that after their appointment or election, the number of directors who have been nominated by the Company will be the greater of:

(1)  three directors; or

(2) a number of directors equal to 20% of the number of the Tadiran's directors (including External Directors and the directors who are appointed or elected in accordance with the Company's nomination as aforesaid), rounded up to the nearest whole number.

Conditions Precedent. Stage A of the Tadiran Deed and Stage A of the Koor - FEL Deed will be completed concurrently. Therefore obtaining all the consents and approvals necessary for the fulfilment of the Koor - FEL Deed Stage A conditions precedent and the completion of Stage A of the Koor - FEL Deed is a condition precedent for the completion of Stage A of the Tadiran Deed.

The other conditions precedent for the performance of Stage A of the Tadiran Deed are:

(1)  obtaining   approval   from  the  Company's   shareholders   at  a  General
     Shareholders Meeting for the Company to enter into the Tadiran Acquisition Agreements;

(2) insofar as necessary, obtaining applicable regulatory approvals in Israel and outside Israel; and

(3) insofar as necessary, obtaining applicable approvals from certain banks or other financial institutions.

Stage B

Timing. The completion deadline for Stage B of the Tadiran Acquisition is June 30, 2005. However, if all the Stage B conditions precedent (see below) have not been fulfilled by June 30, 2005, the Stage B completion deadline shall automatically be deferred until September 30, 2005. Moreover, if by September 30, 2005, all the Stage B conditions precedent have been fulfilled, except for the completion of the Elisra Acquisition, Koor shall be entitled to provide written notice to the Company of deferral of the Stage B completion deadline until April 30, 2006 or such later date as may be determined by the parties.

Share Purchase and Consideration. Pursuant to Stage B of the Tadiran Acquisition, the Company will purchase from Koor 2,244,276 ordinary shares of Tadiran, which currently constitute approximately 18.1% of Tadiran's outstanding share capital without deduction of treasury shares, for a consideration of $37 per share, totalling $83,038,212. Insofar as all or part of that amount is unpaid after April 1, 2005, such unpaid amount shall accrue interest from April 1, 2005 until the time of actual payment, at the same rate of interest as is applicable to Stage A. The amount of the consideration and the quantity of Transaction Shares are subject to modification under the same circumstances as described above with respect to Stage A.

Board Nominees. Subject to the completion of Stage B, Koor shall act to support the appointment or election to Tadiran's Board of such number of directors as are nominated by the Company, and who meet the Board member qualification conditions, such that after their appointment or election, the number of directors nominated by the Company will constitute more than 50% of the total directors of Tadiran at that time.

Conditions Precedent

Stage B of the Tadiran Deed and Stage B of the Koor - FEL Deed are to be completed concurrently. Therefore obtaining all the consents and approvals necessary for the fulfilment of the Koor - FEL Deed Stage B conditions precedent and the completion of Stage B of the Koor - FEL Deed is a condition precedent for the completion of Stage B of the Tadiran Deed. Nevertheless, this condition may not apply if the completion deadline for Stage B of the Koor - FEL Deed will not be extended concurrently with the extension of Stage B of the Tadiran Deed, under the circumstances described below under the heading of "The Koor - FEL Deed" relating to the timing of Stage B of the Koor - FEL Deed.

The other conditions precedent for the performance of Stage B are:

(1)  the completion of Stage A of the Tadiran Acquisition;

(2)  the completion of the Elisra Acquisition;

(3) insofar as necessary, obtaining applicable regulatory approvals in Israel and outside Israel; and

(4) insofar as necessary, obtaining applicable approvals from certain banks or other financial institutions.

Lock-up Period

The Company and Koor agreed to a lock-up period from the signing of the Tadiran Deed until April 30, 2006, during which each of them will not conduct any transaction in Tadiran shares. This obligation shall continue in force even if the Tadiran Deed is cancelled for any reason, except for termination due to its breach by Koor and except if the Company exercises its walk-away rights under the terms of the Tadiran Deed as described below. Nevertheless, during the lock-up period either party may purchase up to 350,000 shares of Tadiran. To the extent one of the parties does not exercise its right to purchase such a quantity of shares, the other party may exercise the right in the first party's place, subject to certain notice provisions. This lock-up period undertaking will be applicable to the Company only if the Company's shareholders, at a General Shareholders Meeting pursuant to this Proxy Statement, approve the Tadiran Acquisition Agreements.

Voting for the Elisra Acquisition

During the period that the Tadiran Deed is in effect and binding on the Company, the Company has agreed to vote all of the shares in Tadiran then held by the Company at a General Shareholders Meeting of Tadiran's shareholders in favor of approving the Elisra Acquisition. This obligation will apply whether or not any or all of the transactions contemplated by the Tadiran Deed are actually implemented, provided that:

(1) the Elisra Acquisition consideration to be paid by Tadiran is established in reliance on an evaluation by an outside independent appraiser obtained by Tadiran for the purpose of the Elisra Acquisition, and the consideration and terms and conditions of the Elisra Acquisition have been duly approved by Tadiran's audit committee and board of directors and by any independent committee of Tadiran that is or may be established for the purpose of considering the Elisra Acquisition, and Tadiran's audit committee and board of directors have determined that the Elisra Acquisition is not contrary to the interests of Tadiran;

(2) the consideration for the Elisra Acquisition, as payable by Tadiran, reflects a company value for Elisra of not more than $225 million; and

(3) the Elisra Acquisition is approved by a General Shareholders Meeting of Tadiran's shareholders by April 30, 2006.

This undertaking by the Company to vote in favor of the Elisra Acquisition will be applicable to the Company only if the Company's shareholders, at a General Shareholders Meeting pursuant to this Proxy Statement, approve the Tadiran Acquisition Agreements.

Further Undertakings by Koor

Koor has undertaken that, from the date of the signature of the Tadiran Deed and until the earlier of:

(1) the Stage A completion deadline, if the Stage A conditions precedent have not been fulfilled by that time; or

(2) the Stage B completion deadline, if the Stage B conditions precedent have not been fulfilled by that time; or

(3)  the "Second Closing Date", as defined in the Tadiran Deed;

Koor and/or its subsidiaries and/or the controlling shareholders and/or officers of Koor and/or companies under the control of any of them will not enter into an extraordinary transaction with

Tadiran in which any of them has a Personal Interest, other than the Elisra Acquisition. In addition, Koor has undertaken that it will oppose and vote against certain shareholder resolutions of Tadiran, in relation to certain events as specified in the Tadiran Deed.

"Walk-away" Provisions

The Company may rescind the Tadiran Deed or any of its stages before such stage has been completed and performed in the event of the occurrence of one or more of certain events such as: liquidation, insolvency or similar proceedings of Tadiran; merger proceedings of Tadiran; alterations to Tadiran's incorporation documents; private placements that vest a right to more than 1,500,000 shares of Tadiran (with certain exclusions); certain new transactions of Tadiran that are not in the ordinary course of business or that involve the sale or purchase of assets or equity, if their aggregate amount exceeds $35 million, except for the Elisra Acquisition; distributions of dividends in an aggregate amount exceeding New Israeli Shekels 2.5 per share of Tadiran in any calendar quarter; or completion of the Elisra Acquisition for consideration paid by Tadiran reflecting a company value for Elisra in excess of $225 million.

Relation to Koor - FEL Deed

Contemporaneously with the signing of the Tadiran Deed, the Koor - FEL Deed was also signed. The Company is not a party to the Koor - FEL Deed, and the provisions of the Koor - FEL Deed do not impose any obligation, that is not expressly provided in the Tadiran Deed, on Koor to the Company or on the Company to Koor.

2. Tadiran Shareholders Agreement (for a full English translation see Annex D to this Proxy Statement)

Effective Date and Duration

The Tadiran Shareholders Agreement signed between the Company and Koor will become effective upon the completion of Stage A of the Tadiran Acquisition, and will remain in force so long as the parties cumulatively hold shares of Tadiran entitling them to at least 15% of the voting rights in Tadiran and provided that each party holds shares of Tadiran.

Nomination of Directors following the Completion of Stage A

Following completion of Stage A of the Tadiran Acquisition, Koor and the Company shall act to support the appointment or election of directors nominated by the Company to Tadiran's Board, as provided in the Tadiran Deed described above. Subject to applicable law, Koor and the Company shall act so that there shall serve at least one director nominated by the Company on every board of directors' committee of Tadiran, other than the audit committee. The parties also shall act so that a director of Tadiran, who has been nominated by the Company, shall serve as chairperson of the finance committee of Tadiran's Board.

If Koor exercises its right under the Tadiran Deed to defer the Stage B completion deadline from September 30, 2005 until April 30, 2006 (the "Additional Period"), on commencement of the Additional Period Koor will support the appointment or election of an additional director nominated by the Company to Tadiran's Board, so that there shall be a total of twelve directors on Tadiran's board of directors, four of whom shall have been nominated by the Company. Also, during the Additional Period, Koor shall act to support that on every board of directors' committee, at least one-third of the committee members shall be directors who were nominated by the Company.

Arrangements Following Completion of Stage B

Voting at Shareholder Meetings. After and subject to completion of Stage B of the Tadiran Acquisition, if and to the extent that at that time Koor continues to be a shareholder of Tadiran, Koor has undertaken to participate in every General Shareholders Meeting of Tadiran and vote in respect of all the Tadiran shares held by it on every matter and/or decision that is referred for a resolution of Tadiran's shareholders in accordance with instructions that are given to it by the Company. However, Koor shall not be so obligated with respect to shareholders' resolutions concerning the approval of transactions of Tadiran in which the Company, or the Company's controlling shareholders or officers, has a Personal Interest, if such voting by Koor as instructed by the Company would cause Koor to breach any obligations imposed on Koor by law.

Company's Option to Purchase Koor's Additional Shares in Tadiran

Subject to the completion of Stage B of the Tadiran Acquisition, Koor grants the Company the option to purchase from Koor any or all of the shares of Tadiran that may be issued to or vested in Koor by Tadiran after the signature of the Tadiran Deed (the "Additional Shares"). Said option shall apply as follows:

(1) to all of the Additional Shares for a period of 90 days after the completion of Stage B;

(2) to one-half of the Additional Shares for a period commencing at the end of 90 days from the completion of Stage B and ending 180 days after said completion, provided these shares were not purchased by the Company in accordance with the sub-section (1) above; and

(3) to one-quarter of the Additional Shares for a period commencing at the end of 180 days from the completion of Stage B and ending 365 days after said completion, provided these shares were not purchased by the Company in accordance with sub-sections (1) or (2) above.

The Additional Shares shall be purchased for consideration per Additional Share equal to the average of: (a) the price per share at which the Additional Shares were issued to Koor by Tadiran or vested in Koor by Tadiran, less any dividends distributed for each share by Tadiran, commencing from the date on which Koor was issued or vested in the share, and (b) the price per share of Tadiran on the Tel Aviv Stock Exchange. For this purpose, the stock exchange price per share of Tadiran shall be the average price of the share at the end of each of the ten stock exchange trading days preceding the date on which notice is provided by the Company in respect of the option's exercise.

Arrangements if Stage B is Not Completed

If after the Stage B completion deadline, including any extension of that date in accordance with the Tadiran Deed, Stage B is not completed the following arrangements shall apply between Koor and the Company in respect of their cumulative holdings in Tadiran:

Board of Directors

(1) So long as the holdings of each of the parties are not less than 12% of Tadiran's issued share capital, the parties shall act and vote by virtue of all their cumulative holdings so that:

          (a) There shall be 12 directors of Tadiran, including five who are nominated by the Company, five who are nominated by Koor and two External Directors.

          (b) On all board of directors' committees there shall be equal representation of the directors who are nominated by each party.

          (c) When the term of office of the first of the two External Directors serving on Tadiran's Board comes to an end, the Company shall be entitled to nominate a candidate for the office of External Director. When the term of office of the other of the two External Directors comes to an end, Koor shall be entitled to nominate a candidate for the office of External Director.

          (d) Until December 31, 2006, the chairperson of Tadiran's Board shall be a director recommended to that office by Koor. For the next 24 months, the office shall be held by a director recommended to the office by the Company, and thereafter the right to recommend the chairperson shall so alternate every 24 months.

(2) Should the holdings of either of the parties fall below 12% of Tadiran's issued share capital, but so long as such party's holdings are not less than 9% of Tadiran's issued share capital, that party shall be entitled (under the above mentioned arrangements) to a number of directors equal to its percentage holdings in Tadiran divided by the total cumulative holdings of the parties multiplied by the number of directors then serving on the Tadiran Board (rounded to the nearest whole number), provided that the number of directors who are appointed or elected on the recommendation of that party shall not be less than 20% of the total number of directors (rounded up to a whole number).

(3) Should the holdings of either of the parties fall below 9% of the issued share capital of Tadiran, but so long as they have not fallen below 5% of Tadiran's issued share capital, that party shall be entitled (under the above mentioned arrangements) to a number of directors equal to its percentage holdings in Tadiran divided by the total cumulative holdings of the parties multiplied by the number of directors then serving on the Tadiran Board (rounded to the nearest whole number).

(4) Should the holdings of either of the parties fall below 5% of the issued share capital of Tadiran, that party shall not be entitled (under the above mentioned arrangements) to representation on Tadiran's Board.

Voting at Shareholders' Meetings

(1) The parties shall coordinate between them in advance the manner in which they will vote on every resolution at a General Shareholders Meeting of Tadiran. The parties shall act and vote by virtue of their cumulative holdings against any proposed resolution in a General Shareholders Meeting unless it is first agreed in writing between them to vote in its favor.

(2) Should the holdings of a party fall below 12% of Tadiran's issued share capital, but so long as they have not fallen below 9% of the issued share capital, the provisions regarding coordination in advance of voting at General Shareholders Meetings shall not apply between the parties.

(3) If the holdings of a party fall below 9% of Tadiran's issued share capital, that party undertakes to vote with all its shares in Tadiran at every General Shareholders Meeting in accordance with the other party's instructions, except in connection with a shareholders' resolution concerning the approval of a transaction in which the other party or its controlling shareholders or officers has a Personal Interest, if so voting would cause the first party to breach duties imposed on it by law.

Restrictions on Transfer of Shares

(1) A transfer by either the Company or Koor of any of the 4,462,764 shares of Tadiran, constituting all the shares held by Koor or by the Company as of December 27, 2004, and any shares which may be issued or vested with respect to these shares, (the "Core Shares"), shall be subject to a right of first refusal of the other party, excluding a sale by a party of Core Shares on the stock exchange, provided that such sale meets both of the following conditions: (a) a party shall not sell more than 3% of Tadiran's issued share capital during a 12-month period; and (b) a party shall not sell more than 1.5% of Tadiran's issued share capital in the course of one transaction or one act.

(2) If a party's total holdings in Tadiran's shares fall below 5% of the issued share capital of Tadiran, that party may sell the shares in the course of trading on the stock exchange without the application the above mentioned right of first refusal provisions or the conditions for sale on the stock exchange.

(3) Koor granted the Company options to purchase from Koor shares that are not part of the Core Shares, which may be issued to Koor by Tadiran or vested in Koor by Tadiran after signature of the Tadiran Deed, at the times and on the terms described above under the heading "Arrangements following Completion of Stage B".

E.   Summary of the Major Provisions of the Koor - FEL Agreements

1. Koor - FEL Deed (for a full English translation see Annex E to this Proxy Statement)


Overview

The Koor - FEL Deed is an agreement setting out the terms and conditions for the Koor - FEL Transaction, under which Koor will purchase, in two stages, 4,000,000 of the Company's ordinary shares from FEL (the "Transaction Shares"), for an overall consideration of approximately $99 million. The Transaction Shares currently constitute approximately 9.8% of the Company's issued share capital. Contemporaneously with the signing of the Koor - FEL Deed, the Tadiran Deed was also signed.

Representations

Under the Koor - FEL Deed, Koor will purchase the Transaction Shares on an "as is" basis and on the basis that the condition of the Company and its assets are "as is". However, FEL undertook that upon the completion of each stage of the Koor - FEL Transaction the Transaction Shares to be purchased at the relevant stage, would be free and clear of any third party rights.

Stage A

Timing. The completion deadline for Stage A of the Koor - FEL Transaction is March 31, 2005. However, if by March 31, 2005 all the Stage A conditions precedent (see below) have been fulfilled, other than receipt of the approval of the Israeli Commissioner of Restrictive Trade Practices, the Stage A completion deadline shall be automatically deferred until May 31, 2005, or to such later date as may be agreed by the parties.

Share Purchase and Consideration

Pursuant to Stage A of the Koor - FEL Transaction, Koor will purchase from FEL 2,160,000 ordinary shares of the Company, which currently constitute approximately 5.3% of the Company's issued share capital, for a consideration of $24.70 per share, totaling $53,352,000. Insofar as all or part of that amount is unpaid by April 1, 2005, such unpaid amount shall accrue interest from April 1, 2005 until the time of actual payment, at the same interest rate as is applicable to payments under the Tadiran Deed as described above.

The Koor - FEL Deed includes provisions allowing modifications to the amount of the consideration to be paid for the Transaction Shares and to the quantity of the Transaction Shares if certain changes in the capital or equity of the Company occur, such as distribution of dividends, distribution of bonus shares, rights offerings, consolidations, sub-divisions or similar events.

Board Nominees. Subject to the completion of Stage A of the Koor - FEL Transaction, FEL shall support the appointment or election to the Company's Board of one nominee proposed by Koor, who meets the applicable qualification conditions for serving on the Company's Board.

Conditions Precedent

Stage A of the Koor - FEL Deed and Stage A of the Tadiran Deed will be completed together. Therefore obtaining the consents and approvals necessary for the fulfillment of the Tadiran Deed Stage A conditions precedent and the completion of Stage A of the Tadiran Deed is a condition precedent for the completion of Stage A of the Koor - FEL Deed.

Other conditions precedent for the performance of Stage A of the Koor - FEL Transaction are:

(1) insofar as necessary, obtaining applicable regulatory approvals in Israel and abroad; and

(2) insofar as necessary, obtaining applicable approvals from banks and other financial institutions.

Stage B

Timing. The completion deadline for Stage B of the Koor - FEL Transaction is June 30, 2005. However, subject to FEL's rights as provided below, if all the Stage B conditions precedent have not been fulfilled by June 30, 2005, the Stage B completion deadline shall be automatically deferred until September 30, 2005. The Stage B completion deadline shall be further deferred if and to the extent the Stage B completion deadline for the Tadiran Acquisition is deferred, unless

FEL informs Koor that FEL is unwilling to defer the Stage B completion deadline. If FEL so informs Koor, Koor may elect to complete Stage B of the Koor - FEL Transaction even if Stage B of the Tadiran Acquisition has not been completed, if all other conditions precedent for Stage B of the Koor - FEL Transaction have been met other than the completion of the Elisra Acquisition and the conditions precedent specified in the Tadiran Deed for Stage B of the Tadiran Acquisition.

Share Purchase and Consideration. Pursuant to Stage B of the Koor - FEL Transaction, Koor will purchase from FEL 1,840,000 ordinary shares of the Company, which currently constitute approximately 4.5% of the Company's issued share capital, for a consideration of $24.7 per share, totalling $45,448,000. Insofar as all or part of that amount is unpaid by April 1, 2005, such unpaid amount shall accrue interest from April 1, 2005 until the time of actual payment at the same rate interest as applicable to Stage A. Also, the amount of the consideration and the quantity of Transaction Shares are subject to modification under the same circumstances as described above with respect to Stage A.

Board Nominees. Subject to the completion of Stage B of the Koor - FEL Transaction, FEL will support the appointment or election to the Company's Board of such number of directors as are nominated by Koor, who meet the applicable qualification conditions, so that after their appointment or election, the number of directors nominated by Koor shall be the greater of:

          (1)  two directors; or

          (2) a number of directors equal to 20% of the number of the Company's directors (including External Directors and the director or directors appointed or elected pursuant to Koor's nomination as aforesaid), rounded up to the nearest whole number.

Conditions Precedent

Stage B of the Koor - FEL Deed and Stage B of the Tadiran Deed will be completed together. Therefore obtaining all the consents and approvals necessary for the fulfillment of the Tadiran Deed Stage B conditions precedent and the completion of Stage B of the Koor - FEL Deed is a condition precedent for the completion of Stage B of the Koor - FEL Deed. Nevertheless, this condition may not apply if the completion deadline for Stage B of the Koor - FEL Deed is not extended contemporaneously with Stage B of the Tadiran Deed, as described above.

Other conditions precedent for the performance of Stage B of the Koor - FEL Transaction are:

(1)  the completion of Stage A of the Koor - FEL Transaction;

(2)  the completion of the Elisra Acquisition; and

(3)  insofar as necessary, obtaining applicable regulatory approvals in Israel.

Koor shall be entitled to waive fulfillment of part of the conditions precedent for the completion of Stage B of the Koor - FEL Transaction as described in the Koor - FEL Deed, and in this case, Stage B will be completed notwithstanding non-fulfillment of such conditions precedent.

Transactions with Interested Parties

From the date of signing the Koor - FEL Deed until the earlier of:

(1) the Stage A completion deadline, if the Stage A conditions precedent have not been fulfilled by that time;

(2) the Stage B completion deadline, if the Stage B conditions precedent have not been fulfilled by that time; or

(3)  the Second Closing Date;

FEL and/or its subsidiaries and/or the controlling shareholders and/or officers of FEL and/or companies under the control of any of them, shall not enter into an extraordinary transaction with the Company in which any of them has a Personal Interest, other than the transactions contemplated by the Koor - FEL Deed and the Tadiran Deed. In addition, FEL has undertaken that it will oppose and vote against certain shareholder resolutions of the Company in relation to certain events as described in the Koor - FEL Deed.

"Walk-away" Provisions

Koor may rescind the Koor - FEL Deed or any of its stages before such stage has been completed upon the occurrence of one or more of certain events such as: liquidation, insolvency or similar proceedings of the Company or merger proceedings of the Company.

2. Koor - FEL Shareholders Agreement (for a full English translation see Annex F to this Proxy Statement)


Effective Date and Duration

The Koor - FEL Shareholders Agreement shall take effect upon completion of Stage A of the Koor - FEL Transaction. The Koor - FEL Shareholders Agreement shall remain in effect for a period of 15 years from its effective date or until such time as FEL's (or a "Transferor Party" as defined in Clause 12 of Koor - FEL Shareholders Agreement) holdings in the FEL Shares together with Koor's (or a Transferor Party) holdings in the "Koor Shares" (as defined in the Koor - FEL Shareholders Agreement) fall below 25% of the Company's issued and outstanding share capital, whichever is earlier.

In addition, after April 1, 2009, Koor may elect to bring to an end its rights and obligations under the Koor - FEL Shareholders Agreement, with the exception of the provisions specified in Clauses 11.6 and 11.7 thereof.

Board Members

Currently the Company has 8 directors, including the two External Directors. The Company's Articles of Association provide that the standard number of directors on the Company's Board shall be ten, including the two External Directors. However, the Board or a General Shareholders Meeting may determine a different number of directors between 5 and 17.

After the completion of Stage A of the Koor - FEL Transaction and until the completion of Stage B of the Koor - FEL Transaction, and if Stage B of the Koor
- FEL Transaction does not occur, then until such time as Koor's holdings of the Koor Shares fall below 4.32% of the Company's share capital, or below 2,050,000 shares, whichever is sooner, FEL shall vote all its holdings of the Company's shares in favor of the election of one director nominated by Koor.

Commencing from the time of completion of Stage B of the Koor - FEL Transaction, FEL will support the appointment or vote for the election of directors to the Company's Board who are nominated by Koor, in a number equal to the higher of either: (a) two or (b) 20% of the number of the Company's directors (including External Directors and the director(s) appointed or elected pursuant to Koor's nomination), rounded up to the nearest whole number.

After the completion of Stage B of the Koor - FEL Transaction, from such time as Koor's holdings of the Koor Shares fall below 6.45% of the Company's share capital, or below 3,050,000 shares, whichever is sooner, and until Koor's holdings in the Koor Shares fall below 4.32% of the Company share capital or 2,050,000 shares, whichever is earlier, FEL shall vote all its holdings in the Company's shares in favor of the election of one director nominated by Koor.

Koor has undertaken to vote for the election of all the candidates nominated by FEL for the offices of the other directors of the Company (including External Directors).

Koor also has undertaken to support the appointment of the candidate nominated by FEL as chairperson of the Company's Board.

Voting at Shareholders Meetings

Koor has undertaken to vote, in every matter and proposed resolution that will be submitted for approval to a General Shareholders Meeting of the Company's shareholders, in accordance with instructions that will be given to it by FEL, subject to certain exceptions.

Restrictions on Transfer of Company's Shares

Both Koor and FEL are subject under the Koor - FEL Shareholders Agreement, to certain limitations and rights regarding the transfer of their respective shares in the Company. Accordingly, under the conditions described in the Koor - FEL Shareholders Agreement:

     (1) Koor has been granted a right to tag along to FEL's sale of shares in the Company in the event FEL wishes to transfer to a third party more than half of FEL's shares in the Company;

     (2) FEL has been granted a right of first refusal if Koor wishes to transfer to a third party any of the Koor Shares;

     (3) If Koor elects to withdraw from the "Controlling Interest" in the Company (according to the provisions of Clause 16 of the Koor - FEL Shareholders Agreement) FEL shall have a right of first offer to acquire Koor's shares in the Company;

     (4) The parties have been granted a mutual right to jointly participate in the acquisition of shares from a single third party if the proposed acquisition will exceed a total consideration of $25 million;

     (5) Koor shall not transfer any of the Koor Shares during the period commencing on the date of signing the Koor - FEL Shareholders Agreement and ending on the later of the following:

          (a) 12 months after completion of Stage A of the Koor - FEL Transaction; or

          (b) if Stage B of the Koor - FEL Transaction has been completed - then nine months after the Second Closing Date.

     (6) A transfer to a third party of: (1) Koor Shares that are subject to FEL's right of first refusal, or (2) "Federmann Shares" (as defined in the Koor - FEL Deed) that are subject to Koor's tag along rights, will be subject to the third party transferee's undertaking to assume the transferor's undertakings according to the Koor- FEL Shareholders Agreement.

The above mentioned limitations and rights on transfer of Company shares apply only to the Federmann Shares and the Koor Shares and not to any other Company shares that may be held by FEL or Koor, as the case may be.

Additional Non-Transferable Rights Granted to Koor

After the completion of Stage B of the Koor - FEL Transaction, Koor will be granted, subject to applicable law, certain non-transferable rights, as specified below, which will expire if Koor's holdings fall below 6.45% of the Company's share capital, or below 3,050,000 ordinary shares, whichever is earlier:

(1) The appointment of one of the directors nominated by Koor to the position of Vice Chairperson of the Company's Board, and the appointment of one director nominated by Koor to each of the Company Board's committees. Such right may be terminated by FEL in the event of a change of control of Koor as specified in Clause 6.1 of the Koor - FEL Shareholders Agreement.

(2) Establishment of a Company Board Committee for Strategic Planning, in which at least one member will be a director nominated by Koor, having the authority to assist and recommend on strategic issues;

(3) In the event of a change of the current Company President and CEO (Mr. Joseph Ackerman), a search committee having the authority to recommend will be appointed to attempt to identify a suitable candidate for the office of CEO of the Company. If the search committee does not succeed in unanimously so recommending a candidate, the Company's Board will appoint a CEO of the Company by a majority vote of its members.

(4) FEL will support, if so requested by Koor, granting registration rights to Koor.

(5) In the event that an officer or any of the holders of control in FEL serves as a director in a subsidiary of the Company, Koor will be entitled, subject to applicable law, to appoint as a director in that subsidiary one of the directors of the Company nominated by Koor. It should be noted that currently officers or holders of control in FEL do not serve as directors in any of the Company's subsidiaries.

                                     ANNEX B

                                       TO

                       ELBIT SYSTEMS LTD. PROXY STATEMENT

                                FEBRUARY 7, 2005

                    FAIRNESS OPINION OF GIZA-SINGER-EVEN LTD.

                     [TRANSLATION FROM THE HEBREW ORIGINAL]

                                                           GIZA-SINGER-EVEN LTD.

                                                                  4 January 2005

To:

The Board of Directors of Elbit Systems Ltd. (Elbit")
3 Azrieli Center

Tel Aviv

Dear Members of the Board of Directors,

     Subject: Fairness Opinion for the Transaction to Purchase the Controlling
              Shares of Tadiran Communications (the "Transaction")

1. We have been asked by you to express our professional opinion on the fairness of the planned Transaction under which Elbit will purchase from Koor Industries Ltd. ("Koor") all of Koor's holdings in Tadiran Communications Ltd. ("Tadiran Communications") (approximately 32%) in two stages. As a condition for completing the second stage of the Transaction, Tadiran is to purchase from Koor its holdings (70%) in Elisra Electronic Systems Ltd. ("Elisra").

     The opinion focuses on whether the price stated in the Transaction reflects from an economic standpoint fair and reasonable consideration, so far as Elbit is concerned, for Koor's holdings in Tadiran Communications, including the possibility that Tadiran Communications will acquire Koor's holdings in Elisra as set out in the share transfer deed made between Koor and Elbit dated 27 December 2004 (the "Share Transfer Deed").

2. For the purpose of preparing our opinion we have, inter alia, relied on periodic reports, audited financial statements, interim financial statements and prospectuses that have been published by Tadiran Communications and the material companies that are held by it, reports and other information made public in connection with Elisra and other documents given to us for the preparation of the opinion. It should be noted that Tadiran Communications is a public company that is legally obligated to publish, among other information, periodic reports, financial statements and immediate reports, which contain the information material to a reasonable investor.

3. For the purpose of preparing our opinion we have met management representatives of Tadiran Communications and Elbit. In addition, we have relied on data and other explanations that we have obtained from management representatives of Tadiran Communications, including with respect to the material companies held by it, on general information that we have obtained from management representatives of Elbit in connection with the business environment in which Elbit operates and on public data and surveys that have been published about the companies and the business areas in which they operate.

4. The opinion does not include a position or recommendation as to whether to perform the Transaction described above, and the opinion does not constitute a recommendation to Elbit's shareholders and other holders of shares as to how to vote at the general meeting in connection with the Transaction. This opinion does not constitute an evaluation of the assets of Tadiran Communications but rather relates to its activities as a whole.

5. We have relied on sources that appear reliable to us, and nothing that might indicate that the data used by us is unreasonable has come to our attention. Nevertheless, we have not independently examined the data, and our work therefore does not constitute verification or confirmation of the correctness, completeness or accuracy of the data.

6. An economic appraisal should reasonably and fairly reflect a given situation at a particular time on the basis of known data and with reference to basic assumptions and forecasts that have been estimated on the basis of that information.

7. We have in the past performed for payment various economic works for Elbit, Koor, Federmann Enterprises and/or companies held by them.

8. We hereby certify that we have no personal interest in Elbit and/or Koor and/or Tadiran Communications and/or Federmann Enterprises and that we have no personal interest in the described Transaction, apart from receiving professional fees with respect to the services that are to be provided by our company. It should be clarified that we were not party to negotiations in the described Transaction.

9. In connection with the opinion, Elbit has undertaken to indemnify Giza Singer Even Ltd. ("Giza Singer Even"), as set out in the document signed between Giza Singer Even and Elbit, pursuant to which if a claim is brought against Giza Singer Even in a legal or any other proceeding by a third party in connection with the performance of the services provided by it, Elbit will bear two-thirds of the reasonable expenses up to aggregate overall expenses of US$150,000 (one hundred and fifty thousand US dollars) (namely Giza Singer Even will bear expenses up to a maximum of US$50,000 (fifty thousand US dollars)), and all reasonable expenses exceeding US$150,000 (one hundred and fifty thousand US dollars), that Giza Singer Even pays or is required to pay in connection with any claim, demand or other proceedings the cause whereof derives from or is connected with, directly or indirectly, the services that have been provided by Giza Singer Even in accordance with said document. Elbit will be under no duty of indemnity if it is held that Giza Singer Even acted fraudulently in connection with the provision of the services.

10. Having examined the documents and followed the procedures mentioned in clauses 2 and 3, which should be emphasized did not include an evaluation of Elisra, we estimate, to the best of our professional knowledge, that Elbit's Transaction for the purchase of Tadiran Communications in accordance with all its conditions and stages, including the possibility that Tadiran Communications will purchase Elisra as described in the Share Transfer Deed, is fair and reasonable so far as Elbit and all of its shareholders are concerned.

11. The opinion does not express a view on the price of the Elisra shares and/or the price at which the shares of Tadiran Communications and/or Elbit and/or any company related to any of them are traded either on or after the giving of our opinion and/or on or after the notice of the Transaction's approval or performance.

12. We hereby agree that our opinion herein may be included and/or mentioned in reports to be given in connection with the Transaction by Elbit in accordance with the duties of disclosure owed by it under securities laws in the United States and Israel or any statute and/or law that replaces and/or augments them, including in any amended and/or other report that Elbit is legally required to file. Moreover, Elbit may make use of the opinion in the proceedings relating to the Transaction's approval and in the meetings necessary to that end and before any person, entity and/or authority that it deems fit.

Yours faithfully,

(Signed)                                    (Signed)

Dr Eli Kreisberg                            Yuval Silberstein

                    Giza Singer Even Ltd.

                                     ANNEX C

                                       TO

                       ELBIT SYSTEMS LTD. PROXY STATEMENT

                                FEBRUARY 7, 2005

                               SHARE TRANSFER DEED

                                     BETWEEN

                              KOOR INDUSTRIES LTD.

                                       AND

                               ELBIT SYSTEMS LTD.

                      [TRANSLATED FROM THE HEBREW ORIGINAL]

                               SHARE TRANSFER DEED

                 Made in Tel Aviv this 27th day of December 2004

                                     BETWEEN

                              KOOR INDUSTRIES LTD.

                         Public Company No. 52-001414-3

        of 14 Hamalacha Street, Afek Industrial Park, Rosh Ha'ayin 48091

                                    ("Koor")

                                                                 of the one part

                                       AND

                               ELBIT SYSTEMS LTD.

                         Public Company No. 52-004302-7

                 of the Advanced Technology Center, Haifa 31053

                                    ("Elbit")

                                                               of the other part

WHEREAS Koor is the holder of 3,944,276 Ordinary Shares of the issued and paid up share capital of Tadiran Communications Ltd., a public company duly incorporated in Israel, whose number with the Companies Registrar is Public Company No. 51-207441-0 (hereinafter the "Company");

AND WHEREAS    Koor  wishes  to sell  and  transfer  to  Elbit,  in two  stages,
               3,944,276 Ordinary Shares, which on the date of signing this Deed constitute approximately 32% of the Company's issued and paid-up share capital, while in the first stage Koor will sell and transfer to Elbit 1,700,000 Ordinary Shares, which on the date of signing this Deed constitute approximately 13.8% of the Company's issued and paid-up share capital, and in the second stage Koor will sell and transfer to Elbit 2,244,276 Ordinary Shares, which on the date of signing this Deed constitute approximately 18.2% of the Company's issued and paid-up share capital, subject to and in accordance with the provisions of this Deed;

AND WHEREAS    Elbit  wishes to purchase  and receive from Koor the Shares Being
               Sold, subject to and in accordance with the provisions of this Deed;

AND WHEREAS    the  performance of this Deed, in both stages,  is subject to the
               Conditions Precedent as set out below in this Deed;

AND WHEREAS    Elbit believes,  without placing Elbit under any obligation prior to the transaction contemplated by this Deed being duly approved, if at all, by Elbit's General Meeting of shareholders, that there should be a  consolidation  of defense  industries  in Israel and that in that context the transaction contemplated by this Deed as
               well  as  the  Elisra  Transaction,   on  appropriate  terms  and
               conditions, are in the interest of Elbit and the Company, from the perspective of Elbit as a shareholder of the Company;

AND WHEREAS    Koor  is  interested  in  the   performance  of  the  transaction
               contemplated by this Deed as part of an overall transaction, in the scope of which Koor will purchase shares of Elbit from Federmann Enterprises Ltd, as set out in the Koor-Federmann Deed and this Deed;

AND WHEREAS    the parties  wish to set forth their  relationship  in respect of the sale and purchase of the Shares Being Sold in the context of this Deed.

NOW,  THEREFORE,  THE PARTIES HEREBY WARRANT,  PROVIDE AND AGREE BETWEEN THEM AS
FOLLOWS:

1.   Preamble, Appendices and Interpretations

     1.1  The preamble and Appendices hereto constitute an integral part hereof.

1.2 The clause headings in this Deed are solely for the sake of convenience and shall not be applied in the interpretation hereof.

2.   Definitions

     2.1 In this Deed, the following expressions shall have the meanings herein ascribed to them, unless expressly stated otherwise:

          "Elbit" means as defined in the preamble hereto;

          "Elisra" means Elisra Electronic Systems Ltd. , Private Company No. 52-003587-4;

          "General Meeting" means as defined in the Companies Law, and any adjourned meeting;

          "U.S. dollar" or "$" means United States dollars;

          "Stock Exchange" means the Tel-Aviv Stock Exchange Ltd.;

          "Company" means as defined in the preamble hereto;

          "Shareholders Agreement" means an agreement between Koor and Elbit in the form of Appendix "10.7" hereto, which is to be signed contemporaneously with the signature of this Deed and will take effect on the First Closing Date;

          "Stage 'A' Conditions Precedent" means the Conditions Precedent for Stage 'A' of the Transaction, as set out in Appendix "9.2" hereto;

          "Stage 'B' Conditions Precedent" means the Conditions Precedent for Stage 'B' of the Transaction, as set out in Appendix "12.2" hereto;

          "Conditions Precedent" means the Stage 'A' Conditions Precedent and the Stage 'B' Conditions Precedent;

          "Companies Law" means the [Israel] Companies Law, 5759-1999;

          "Business Day" means a day on which the two major banks in Israel are open for business, other than Fridays and holiday eves, which shall not be treated as a Business Day;

          "Koor" means as defined in the preamble hereto;

          "First Closing Date" means the third Business Day after the date on which all the Stage 'A' Suspending Conditions have been fulfilled or such later date as may be agreed by the parties, as provided in Clause
          20.3 below;

          "Koor-Federmann Deed First Closing Date" means the First Closing Date as the term is defined in the Koor-Federmann Deed;

          "Second Closing Date" means the third Business Day after the date on which all the Stage 'B' Conditions Precedent have been fulfilled or such later date as may be agreed by the parties, as provided in Clause
          20.3 below;

          "Koor-Federmann Deed Second Closing Date" means the Second Closing Date as the term is defined in the Koor-Federmann Deed;

          "Stage 'A' Completion Deadline" means as defined in Clause 9.1 below;

          "Stage 'B' Completion Deadline" means as defined in Clause 12.1 below;

          "Koor-Federmann Deed Stage 'B' Completion Deadline" means the Stage 'B' Completion Deadline as the term is defined in the Koor-Federmann Deed;

          "Confidential Information" means all information relating to the parties hereto or to the Company, other than (a) information that was in the public domain or came into the public domain otherwise than due to a breach of this Deed and (b) information the disclosure of which is required in accordance with the provisions of applicable law;

          "Ordinary Share" or "Ordinary Shares" means ordinary shares of 1 NIS par value each of the Company's issued capital;

          "Stage 'A' Shares" mean 1,700,000 (one million seven hundred thousand) Ordinary Shares;

          "Stage 'B' Shares" mean 2,244,276 (two million two hundred forty-four thousand two hundred and seventy-six) Ordinary Shares;

          "Koor-Federmann Deed Stage 'A' Shares" means the Stage 'A' Shares as the term is defined in the Koor-Federmann Deed;

          "Koor-Federmann Deed Stage 'B' Shares" means the Stage 'B' Shares as the term is defined in the Koor-Federmann Deed;

          "Shares  Being  Sold"  means the Stage  'A'  Shares  and the Stage 'B'
          Shares;

          "Federmann Enterprises" means Federmann Enterprises Ltd., Private Company No. 51-227839-1;

          "Free and Clear" means free and clear of any charge, pledge, attachment, levy, debt, lien, claim, right of pre-emption, right of refusal, option, lock-up arrangement or any additional or other third party right whatsoever;

          "Elisra Transaction" means a transaction pursuant to which the Company will purchase shares constituting at least 70% of Elisra's issued capital;

          "Interest" means three-month LIBOR at Bank Leumi Le-Israel B.M., plus annual interest at the rate of 1.5%, compounded every three months;

          "Deed" or "this Deed" means this Share Transfer Deed together with all the Appendices hereto;

          "Koor-Federmann Deed" means the Share Transfer Deed together with all the Appendices thereto made between Koor and Federmann Enterprises contemporaneously with the signature of this Deed, subject to the terms thereof pursuant to which Federmann Enterprises will sell and transfer to Koor, in two stages, 4,000,000 (four million) ordinary shares of 1 NIS par value each of Elbit, which on the date of signing this Deed constitute approximately 9.8% of Elbit's issued share capital;

          "Stage 'A' of the Transaction" means as defined in Clause 8.1 below;

          "Stage 'B' of the Transaction" means as defined in Clause 11.1 below;

          "Koor-Federmann Deed Stage 'A'" means Stage 'A' of the transaction contemplated by the Koor-Federmann Deed as the term is defined in the Koor-Federmann Deed;

          "Koor-Federmann Deed Stage 'B'" means Stage 'B' of the transaction contemplated by the Koor-Federmann Deed as the term is defined in the Koor-Federmann Deed;

          "Stage 'A' Consideration" means US$37 (thirty-seven U.S. dollars) for each of the Stage 'A' Shares, totalling US$62,900,000 (sixty-two million nine hundred thousand U.S. dollars), and insofar as all or part of that amount is actually paid after April 1, 2005, such amount shall be subject to the addition of Interest from April 1, 2005 until the time of actual payment, all subject to the adjustments as set out in Clause 15 below;

          "Stage 'B' Consideration" means US$37 (thirty-seven U.S. dollars) for each of the Stage 'B' Shares, totalling US$83,038,212 (eighty-three million thirty-eight thousand two hundred and twelve U.S. dollars), and insofar as all or part of that amount is actually paid after April 1, 2005, such amount shall be subject to the addition of Interest from April 1, 2005 until the time of actual payment, all subject to the adjustments as set out in Clause 15 below;

          "Consideration" means the Stage 'A' Consideration and the Stage 'B' Consideration together;

          "Qualification Conditions" means all the requirements in accordance with applicable law and pursuant to the Company's incorporation documents for a person to serve as a director of the Company, including security clearance as required in Israel for the purpose of such service.

     2.2 The following terms shall have the meanings defined in Section 1 of the [Israel] Securities Law, 5728-1968:

          "securities", "company", "subsidiary", "acquisition of securities", "holding and acquisition" and "control".

     2.3 The following terms shall have the meanings defined in Section 1 of the Companies Law:

          "dividend", "director", "external director", "public company", "distribution", "bonus shares", "officer", "personal interest", "transaction", "extraordinary transaction", "act" and "Company Registrar".

3.   Appendices

     The following Appendices, which constitute an integral part hereof, are annexed to this Deed:

     3.1  Appendix 9.2 - the Stage 'A' Conditions Precedent;

     3.2 Appendix 10.7 - the Shareholders Agreement between Koor and Elbit, which is to be entered into contemporaneously with the signature of this Deed and will take effect on the First Closing Date;

     3.3  Appendix 12.2 - the Stage 'B' Conditions Precedent.

4.   The Koor-Federmann Deed

     Contemporaneously with the signing this Deed, the Koor-Federmann Deed is also being signed. The Koor-Federmann Deed and this Deed are separate and unrelated deeds, except as expressly provided in this Deed. For the avoidance of doubt it is hereby clarified that Elbit is not a party to the Koor-Federmann Deed, and the provisions of the Koor-Federmann Deed do not impose any obligation, that is not expressly provided in this Deed, on Koor to Elbit or on Elbit to Koor.

5.   The Parties' Warranties and Undertakings

     The parties hereby warrant and undertake to each other as follows:

     5.1 The representations and warranties of the parties in this Deed are solely as set out in this Clause 5 and in Clauses 6 and 7 below, as the case may be.

     5.2 The parties' warranties and undertakings as set out in this Clause 5 and in Clauses 6 and 7 below, as the case may be, will continue to be correct, complete and accurate as of the First Closing Date and the Second Closing Date, and they shall be deemed as having been given again by each of the parties as of both the First Closing Date and on the Second Closing Date.

6.   Koor's Warranties and Undertakings

     Koor hereby warrants and undertakes to Elbit as follows:

     6.1 That it is a duly incorporated public company, that its number with the Companies Registrar is as appears in the preamble hereto and that no actions or proceedings for delisting, liquidation, winding-up, receivership or like acts have been taken or are threatened against it.

     6.2 That on signing this Deed and until the completion of Stage 'A' of the Transaction it is and shall be the sole owner of the Shares Being Sold (subject to the Fixed Lien), and after the completion of Stage 'A' of the Transaction and until the completion of Stage 'B' of the Transaction it is and shall be the sole owner of the Stage 'B' Shares (subject to the Fixed Lien, as will be modified as provided in Clause
          10.3 below), that it will not grant any person or entity an option or right to purchase all or any of the Shares Being Sold, that it has not undertaken to grant such an option or right as aforesaid, that no person or entity has any right of first refusal or tag-along right in connection with all or any of the Shares Being Sold and that on the date of signing this Deed, apart from the Shares Being Sold, it does not hold securities of the Company or any rights to receive or acquire securities of the Company.

     6.3 That the Shares Being Sold are fully paid and Free and Clear, save for a fixed lien in favor of Bank Hapoalim B.M.. (in this Deed the "Bank") over all the Shares Being Sold, including all the rights, income and proceeds that Koor now or in future has from them (in this Deed the "Fixed Lien") and that in the context of the Fixed Lien the Shares Being Sold are held in a trust account at the Bank in the name of Poalim Trust Services Ltd. (in this Deed the "Trust Account") and that on the First Closing Date, upon the Stage 'A' Consideration being received in Koor's account, the Stage 'A' Shares will be Free and Clear and that on the Second Closing Date, upon the Stage 'B' Consideration being received in Koor's account, the Stage 'B' Shares will be Free and Clear.

     6.4 That apart from Koor's board of directors' approval, Koor has no need, including pursuant to its incorporation documents and applicable law, in Israel or abroad, to obtain any other approvals from any of its organs for the purpose of entering into this Deed and performing all its obligations pursuant hereto.

     6.5 That subject to ratification by Koor's board of directors, the signatories on Koor's behalf to this Deed and the documents ancillary hereto are the persons who are empowered, on Koor's behalf, to sign this Deed and the documents ancillary hereto and/or necessary for the performance hereof and to obligate Koor by their signature, and this Deed, together with all its terms and conditions, obligates Koor in all respects.

     6.6 That subject to the approval of Koor's board of directors and the fulfilment of the Conditions Precedent, there is no legal or other impediment to its entering into this Deed and the performance hereof and that this Deed and the performance of its obligations pursuant hereto are not contrary to any judgment, order or direction of a court, to any contract, understanding or agreement to which Koor is a party, to its incorporation documents or to any other obligation of Koor, whether by virtue of contract (oral, by conduct or written) or by virtue of law.

     6.7 That apart from Koor's board of directors' approval and the Conditions Precedent, all the approvals, consents and permits have been obtained and all the necessary proceedings have been performed, including with any authorities, government entities or any other body, for the purpose of Koor's entering into this Deed and performing its obligations pursuant hereto, including transferring the Shares Being Sold to Elbit.

     6.8 That from the time of Koor's acquisition of the Shares Being Sold, Koor and/or its controlling shareholders and/or officers have not entered into a transaction in which any of them has a personal interest with the Company and/or its subsidiaries, apart from the payment of remuneration to the Company's directors, as customary with the Company, and apart from arrangements for the grant of relief, insurance and indemnity by the Company to the Company's directors.

          Nothing in this Clause 6.8 shall be deemed to prevent Koor and the Company from entering into the Elisra Transaction or into transactions to which Elbit has given its consent by written notice signed by two officers of Elbit, without any further approval being necessary.

     6.9 That as at the time of signing this Deed, the Company and/or its subsidiaries have not entered into a transaction in which Koor and/or its subsidiaries and/or Koor's controlling shareholders and/or officers and/or companies controlled by any of them have a personal interest, other than: (1) transactions in the ordinary course of business with Elisra and its subsidiaries, the total financial value of which does not exceed $5,000,000; (2) a transaction in connection with the provision of warehousing services by the Company to subsidiaries of Elisra; (3) payment of remuneration to the Company's directors; (4) arrangements for the grant of relief, insurance and indemnity by the Company to the Company's directors; and that from the time of signing this Deed until the Second Closing Date, the Company and/or its subsidiaries will not enter into a transaction in which Koor and/or its subsidiaries and/or controlling shareholders and/or officers of Koor and/or the companies controlled by any of them have a personal interest, other than: (1) transactions in the ordinary course of business with Elisra and its subsidiaries; (2) transactions not in the ordinary course of business, the total financial value of which does not exceed $5,000,000; (3) a transaction in connection with the provision of warehousing services by the Company to subsidiaries of Elisra; (4) payment of remuneration to the Company's directors as customary in the Company; and (5) arrangements for the grant of relief, insurance and indemnity by the Company to the Company's directors.

          Nothing in this Clause 6.8 [sic] shall be deemed to prevent Koor and the Company from entering into the Elisra Transaction or transactions to which Elbit has granted its consent by written notice signed by two officers of Elbit, without any further approval being necessary.

     6.10 That from the time the Shares Being Sold were acquired by Koor until the time of signing this Deed, the Company had not brought to Koor's attention nor given any report to the public that any material agreement to which the Company is a party had been terminated or modified or that there was any intent to terminate or modify any material agreement to which the Company is a party.

7.   Elbit's Warranties and Undertakings

     Elbit hereby warrants and undertakes to Koor as follows:

     7.1 That it is a duly incorporated public company, that its number with the Companies Registrar is as appears in the preamble hereto and that no actions or proceedings for delisting, liquidation, winding-up, receivership or like acts have been taken or are being threatened against it.

     7.2 That it has the ability and resources to perform its obligations pursuant to this Deed in full and on time and that it is in possession of the financial resources sufficient for payment of the Consideration in full and at the times set out in this Deed.

     7.3 That apart from approval by Elbit's audit committee and board of directors, Elbit has no need, including pursuant to its incorporation documents and law, in Israel or abroad, to obtain any other approvals from any of its organs for the purpose of entering into this Deed and performing all its obligations pursuant hereto, except for approval by Elbit's General Meeting in accordance with Section 275 of the Companies Law, if and insofar as not yet obtained. At the time of signing this Deed, Elbit's General Meeting's approval had not yet been obtained.

     7.4 That subject to the approvals of Elbit's audit committee and board of directors, the signatories on behalf of Elbit to this Deed and the documents ancillary hereto are those who are empowered, on Elbit's behalf, to sign this Deed and the documents ancillary hereto and/or necessary for the performance hereof, and to obligate Elbit by their signatures, and this Deed, including all its terms and conditions, obligates Elbit in all respects, subject to obtaining Elbit's General Meeting's approval.

     7.5 That subject to the approvals of Elbit's audit committee and board of directors and the fulfilment of the Conditions Precedent, there is no legal or other impediment to its entering into and performing this Deed and that this Deed and the performance of its obligations pursuant hereto are not contrary to any judgment, order or direction of a court, to any contract, understanding or agreement to which it is a party, to its incorporation documents or to any other obligation of Elbit, whether by virtue of contract (oral, by conduct or written) or by virtue of law.

     7.6 That apart from the approvals of Elbit's audit committee and board of directors and apart from the Conditions Precedent, including Elbit's General Meeting's approval, all the approvals, consents and permits have been obtained and all the necessary proceedings have been performed, including with any authorities, government entities or any other body, for the purpose of Elbit's entering into this Deed and performing its obligations pursuant hereto, including the acquisition from Koor of the Shares Being Sold.

     7.7  That on signing this Deed it is the holder of 518,488 Ordinary Shares.

     7.8 That subject only to Koor's warranties and representations in Clauses 5 and 6 of this Deed, the Shares Being Sold are being purchased in their actual condition, and the actual condition of the Company and its assets, and they are "As Is", without any other representations or warranties being received from or on behalf of Koor and that the Consideration, as agreed between the parties, has been fixed having regard also to the fact that the purchase is on such an "As Is" basis.

8.   Stage 'A' of the Transaction

     8.1 On the First Closing Date and subject to the fulfilment of Stage 'A' Conditions Precedent by the Stage 'A' Completion Deadline, Koor shall sell and transfer to Elbit, on and against payment of the whole of
          Stage 'A' Consideration, 1,700,000 (one million seven hundred thousand) Ordinary Shares (the Stage 'A' Shares), fully paid and Free and Clear, and Elbit shall purchase and receive from Koor the Stage 'A' Shares and pay Koor the full amount of the Stage 'A' Consideration (in this Deed "Stage 'A' of the Transaction").

     8.2 Furthermore, on the First Closing Date, Koor shall purchase from Federmann Enterprises 2,160,000 (two million one hundred and sixty thousand) ordinary shares of 1 NIS par value each of Elbit, which on the date of signing this Deed constitute approximately 5.3% of Elbit's issued share capital, in accordance with the Koor-Federmann Deed, which is being signed contemporaneously with this Deed. The Koor-Federmann Deed Stage 'A' and Stage 'A' of the Transaction shall be performed contemporaneously, and Stage 'A' of the Transaction
          (contemplated by this Deed) shall not be performed without the Koor-Federmann Deed Stage 'A' being performed.

     8.3 For the avoidance of doubt, after the performance and completion of Stage 'A' of the Transaction, Stage 'A' of the Transaction will not be revoked, even if Stage 'B' of the Transaction is not performed or completed for any reason.

9.   The Stage 'A' Completion Deadline and the Stage 'A' Conditions Precedent

     9.1  In this Deed the "Stage 'A" Completion Deadline" means:

          9.1.1     31 March 2005;

          or -

          9.1.2 If by 31 March 2005 all the Stage 'A' Conditions Precedent have been fulfilled, other than the approval of the [Israel] Commissioner of Restrictive Trade Practices, as set out in Clause (3) of Appendix "9.2", the Stage 'A' Completion Deadline shall be automatically deferred until 31 May 2005 or to such later date as may be fixed by the parties as provided in Clause 20.3 below.

     9.2  The Stage 'A' Conditions Precedent are set out in Appendix "9.2".

     9.3 Should all the Stage 'A' Conditions Precedent not have been fulfilled by the Stage 'A' Completion Deadline, this Deed shall be void - except, if and insofar as Elbit's General Meeting's approval for its entering into the transaction contemplated by this Deed has been obtained, the provisions of Clauses 14.3 (except insofar as concerns the acquisition of Ordinary Shares), 14.5 and 17 hereof, without either of the parties having any complaint and/or claim and/or demand against the other. For the avoidance of doubt, it is clarified that if the Stage 'A' Conditions Precedent have not been fulfilled by the Stage 'A' Completion Deadline, neither of the parties shall be subject to any restriction as regards the acquisition of Ordinary Shares.

          Nothing in the provisions of this Clause 9.3 above shall be deemed to derogate from any right or other remedy pursuant to this Deed or by law that is available to the parties in respect of a breach of any of the provisions of this Deed (insofar as breached). Without prejudice to the above provisions of this Clause 9.3, it is clarified that no provision of this Deed shall obligate Elbit in any manner whatsoever, prior to obtaining the approval of its General Meeting, to enter into the transactions contemplated by this Deed.

10.  The First Closing Date

     Subject to the Stage 'A' Conditions Precedent being fulfilled by the Stage 'A' Completion Deadline, the parties shall meet on the First Closing Date at such place as determined by the parties and the following interdependent acts shall be performed contemporaneously:

     10.1 Elbit shall remit the Stage 'A' Consideration by bank transfer to Koor's bank account at the Bank, the details of which shall be provided to it in writing by Koor by the First Closing Date (in this Deed "Koor's Account") and confirmation from the Bank shall be provided to Koor that the Stage 'A' Consideration has been received in Koor's Account.

     10.2 Koor shall provide Elbit confirmation from the Bank, according to which the Bank agrees that on and against receipt of the Stage 'A' Consideration in Koor's Account, it will discharge the Fixed Lien from the Stage 'A' Shares.

     10.3 Koor shall provide Elbit a letter of instructions from the Bank, in the Bank's standard form, addressed to the Companies Registrar, pursuant to which the Bank applies to the Companies Registrar to amend the Fixed Lien to the effect that the Fixed Lien will be discharged from the Stage 'A' Shares.

     10.4 Koor shall provide Elbit a written certificate from Poalim Trust Services Ltd., in which Poalim Trust Services Ltd. gives instructions to transfer the Stage 'A' Shares from the Trust Account to Elbit's securities account, the details of which shall be provided to Koor by Elbit in writing by the First Closing Date (hereinafter "Elbit's Account").

     10.5 Koor shall provide the Bank an irrevocable instruction to transfer the Stage 'A' Shares, by means of a transaction outside the Stock Exchange, from the Trust Account to Elbit's Account, and confirmation from the Bank that the Stage 'A' Shares have been received in Elbit's Account shall be provided to Elbit.

     10.6 Koor shall provide Elbit a copy of the Company's board of directors' resolution to the effect that, subject to the performance of Stage 'A' of the Transaction, there shall be added to the Company's board of directors and serve thereon as directors such number of nominees as proposed for office by Elbit, who meet the Qualification Conditions, such that after their addition to the board of directors, the number of directors proposed for office by Elbit shall be the greater of:

          (1)  three directors; or

          (2) a number of directors equal to 20% of the number of the Company's directors (including external directors and the directors who are added in accordance with Elbit's nomination as aforesaid), rounded up to the nearest whole number (for example, if the number of directors who are serving in the Company immediately after the addition of Elbit's nominees is 11, three nominees who have been proposed by Elbit shall be added as directors).

          In said board of directors' resolution it shall be provided that Elbit's nominees as aforesaid shall be added to the Company's board of directors on the First Closing Date.

          Koor undertakes that there shall be sufficient vacancies on the Company's board of directors to enable the addition of Elbit's nominees as aforesaid.

          If for any reason any of the nominees proposed by Elbit as aforesaid cannot be appointed as a director or directors of the Company, another nominee or nominees, as proposed by Elbit, shall be appointed in his or their place.

          Elbit shall give prior written notice to Koor and the Company of the name of such nominees as aforesaid or of the other nominees in their place, and Elbit (with the assistance of Koor) shall coordinate with the Company's corporate secretary such nominees' compliance with the Qualification Conditions, all by no later than 14 days prior to the earlier of (1) the Stage 'A' Completion Deadline or (2) the First Closing Date. Without prejudice to the foregoing, if any of the nominees proposed by Elbit as aforesaid is not added to the Company's board of directors on the First Closing Date, Koor shall hold a General Meeting of the Company as soon as possible, the agenda of which shall be the appointment of the nominees proposed by Elbit, who have not been appointed as aforesaid, as directors of the Company. Koor undertakes to vote in favor of the appointment of the nominees proposed by Elbit who have not been appointed as aforesaid but who do meet the Qualification Requirements. If and insofar as it is required by law that a majority of the Company's directors meet any Qualification Requirements, then if the number of directors appointed in accordance with Elbit's nomination is an equal number, one half of the directors appointed in accordance with Elbit's nomination as aforesaid shall meet said conditions, and if the number of directors appointed in accordance with Elbit's nomination is an odd number, the majority of the

            Company's directors who are appointed in accordance with Elbit's nomination as aforesaid shall meet the above conditions.

      10.7 The Shareholders Agreement, in the terms annexed hereto as Appendix "10.7", shall become effective.

      10.8 Koor shall provide Elbit a written declaration, duly signed by Koor, according to which all the warranties and representations of Koor as set out in Clauses 5 and 6 of this Deed are also correct, complete and accurate as of the First Closing Date.

      10.9 Elbit shall provide Koor a written declaration, duly signed by Elbit, according to which all the warranties and representations of Elbit as set out in Clauses 5 and 7 of this Deed are also correct, complete and accurate as of the First Closing Date.

      10.10 The Koor-Federmann Deed Stage 'A' shall be completed, namely all the acts that are to be performed on the Koor-Federmann Deed First Closing Date shall be performed, as provided in Clause 10 of the Koor-Federmann Deed.

      10.11 Each party undertakes to do all the acts for which it is responsible pursuant to this Clause 10.

      10.12 All the acts mentioned above in this Clause 10 shall be deemed as having been performed contemporaneously, no individual act shall be deemed as completed and no individual document shall be deemed as delivered until all such acts have been completed and all the documents have been delivered.

11.   Stage 'B' of the Transaction

      11.1 On the Second Closing Date and subject to the fulfilment of the Stage 'B' Conditions Precedent by the Stage 'B' Completion Deadline, Koor shall sell and transfer to Elbit, on and against payment of the full Stage 'B' Consideration, 2,244,276 (two million two hundred forty-four thousand two hundred and seventy-six) Ordinary Shares (the Stage 'B' Shares), fully paid and Free and Clear, and Elbit shall purchase and receive from Koor the Stage 'B' Shares and pay Koor the full amount of the Stage 'B' Consideration (hereinafter in this Deed "Stage 'B' of the Transaction").

      11.2 On the Second Closing Date Koor shall purchase from Federmann Enterprises 1,840,000 (one million eight hundred and forty thousand) ordinary shares of 1 NIS par value each of Elbit, constituting approximately 4.51% of Elbit's issued and paid up share capital in accordance with the Koor-Federmann Deed, which is being signed contemporaneously with this Deed, and Stage 'B' of the Transaction and the Koor-Federmann Deed Stage 'B' shall be performed together, and Stage 'B' of the Transaction (contemplated by this Deed) shall not be performed without the performance of the Koor-Federmann Deed Stage 'B'. Nevertheless, it is agreed that the provisions of this Clause 11.2 shall not apply if Federmann gives notice as provided in Clause 12.1.3 of the Koor-Federmann Deed or as provided in Clause
            12.1.5 of the Koor-Federmann Deed, as the case may be.

12.     The Stage 'B' Completion Deadline and the Stage 'B' Conditions Precedent

        12.1    In this Deed the "Stage 'B' Completion Deadline" means:

                12.1.1  30 June 2005; or

                12.1.2 if all the Stage 'B' Conditions Precedent have not been fulfilled by 30 June 2005, the Stage 'B' Completion Deadline shall automatically be deferred until 30 September 2005; or

                12.1.3 if by 30 September 2005 all the Stage 'B' Conditions Precedent have been fulfilled, except for the completion of the Elisra Transaction as set out in Clause (2) of Appendix "12.2", Koor shall be entitled to provide written notice to Elbit, to be received by Elbit by said date, of the Stage 'B' Completion Deadline's deferral until 30 April 2006 or such later date as may be determined by the parties, as provided in Clause 20.3 below.

        12.2    The  Stage  'B'  Conditions  Precedent  are set out in  Appendix
                "12.2".

        12.3 Should all the Stage 'B' Conditions Precedent not be fulfilled by the Stage 'B' Completion Deadline, Stage 'B' of the Transaction shall not be performed, the provisions in connection with the performance of Stage 'B' of the Transaction in this Deed shall be deemed null and void and be of no effect and, inter alia, Koor shall not sell Elbit the Stage 'B' Shares and Elbit shall not pay the Stage 'B' Consideration to Koor, and neither party shall have any demand, claim or complaint against the other in connection with Stage 'B' of the Transaction. For the avoidance of doubt, it is clarified that the foregoing provisions of this Clause 12.3 shall not be deemed to derogate from the validity of any other provision, including the provisions of Clauses 14.3 (except insofar as concerns the acquisition of Ordinary Shares) or 14.5 of this Deed or as provided in the Shareholders Agreement, which shall enter into effect on the First Closing Date, or from any other right or remedy pursuant to this Deed or by law that is available to the parties in respect of a breach of any of the provisions of this Deed (if and insofar as breached).

        12.4    Should  Federmann  act  as  provided  in  Clause  12.1.3  of the
                Koor-Federmann Deed or as provided in Clause 12.1.5 of the Koor-Federmann Deed, and should the Stage 'B' Conditions Precedent be fulfilled by the Stage 'B' Completion Deadline, the parties shall perform and Complete Stage 'B' of the Transaction pursuant to this Deed on the Second Closing Date, and the provisions of Clause 11.2 above and Clause 13.9 below shall not apply.

13.     The Second Closing Date

         Subject to the fulfilment of the Stage 'B' Conditions Precedent by the Stage 'B' Completion Deadline, the parties shall meet on the Second Closing Date at such place as determined by them, and the following interdependent acts shall be performed contemporaneously:

        13.1 Elbit shall remit the Stage 'B' Consideration by bank transfer to Koor's Account, and confirmation from the Bank shall be provided to Koor that the Stage 'B' Consideration has been received in Koor's Account.

        13.2 Koor shall provide Elbit confirmation from the Bank, according to which the Bank agrees that on and against receipt of the Stage 'B' Consideration in Koor's Account, it will discharge the Fixed Lien from the Stage 'B' Shares.

        13.3 Koor shall provide Elbit a letter of instructions from the Bank, in the Bank's standard terms, addressed to the Companies Registrar pursuant to which the Bank applies to the Companies Registrar to discharge the Fixed Lien from the Stage 'B' Shares.

        13.4 Koor shall provide Elbit a written certificate from Poalim Trust Services Ltd. in which it provides instructions to transfer the Stage 'B' Shares from the Trust Account to Elbit's Account.

        13.5 Koor shall provide the Bank an irrevocable instruction to transfer the Stage 'B' Shares by means of a transaction outside the Stock Exchange from the Trust Account to Elbit's Account, and confirmation from the Bank that the Stage 'B' Shares have been received in Elbit's Account shall be provided to Elbit.

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

        13.6 Koor shall cause the addition to the Company's board of directors on the Second Closing Date of such number of nominees who are proposed for their office by Elbit and meet the Qualification Requirements so that on the appointment of those nominees to the Company's board of directors those nominees will, together with the directors appointed to their office per Elbit's nomination as provided in Clause 10.6 above, constitute more than 50% of the total directors of the Company at that time, including external directors and directors who are appointed to their position per Elbit's nomination as aforesaid. Without prejudice to the generality of the foregoing, Koor undertakes that there will be sufficient vacancies on the Company's board of directors for the performance of its foregoing obligations.

                Elbit shall provide Koor and the Company prior written notice of its nominees as aforesaid or of the other nominees in their place as provided below in this Clause, and Elbit shall coordinate with the Company's corporate secretary such nominees' compliance with all the conditions required of the Company's directors, all by no later than 14 days from the earlier of (1) the Stage 'B' Completion Deadline or (2) the Second Closing Date. If for any reason any of such nominees as aforesaid cannot be appointed as a director or directors of the Company, another nominee or nominees, as proposed by Elbit, who meet the Qualification Requirements, shall be appointed in his or their place.

        13.7 Koor shall provide Elbit a written declaration duly signed by Koor according to which all Koor's warranties and representations as set out in Clauses 5 and 6 of this Deed are also correct, complete and accurate as of the Second Closing Date.

        13.8 Elbit shall provide Koor a written declaration duly signed by Elbit according to which all Elbit's warranties and representations as set out in Clauses 5 and 7 of this Deed are also correct, complete and accurate as of the Second Closing Date.

        13.9 The Koor-Federmann Deed Stage 'B' shall be completed, namely all the acts that are to be performed on the Koor-Federmann Deed Second Closing Date as provided in Clause 13 of the Koor-Federmann Deed shall be performed. Nevertheless, it is agreed that this Clause 13.9 shall not apply if Federmann acts as provided in Clause 12.1.3 or as provided in Clause 12.1.5 of the Koor-Federmann Deed.

        13.10 Each party undertakes to perform all the acts for which it is responsible pursuant to this Clause 13.

        13.11 All the acts mentioned above in this Clause 13 shall be deemed as having been performed contemporaneously, no individual act shall be deemed as having been completed and no individual document shall be construed as delivered until all such acts are completed and all the documents are delivered.

14.     Acts and Obligations after the Signature of this Deed

        14.1 Immediately after the signature of this Deed, the parties shall act and use their best efforts to cause the fulfilment of all the Conditions Precedent, including obtaining all the required certificates, permits and consents, as early as possible. In such connection and without derogating from the generality of the foregoing, the parties shall apply to every competent authority and to every other entity whose approval is necessary for the performance of the transaction involved in this Deed, in both its stages, they shall submit all the applications and deliver all the information, data and particulars in their possession, without delay, and act to resolve or avoid a disapproval, if any, by the various government authorities in any respect relating to or arising out of this Deed.

        14.2 It is hereby agreed that the provisions of this Deed are not such as to place either of the parties under a duty to make any payment for the fulfilment of the Conditions Precedent or any of them, other than official fees and other reasonable expenses (such payment as aforesaid, excluding official fees and other reasonable expenses as aforesaid, a "Fulfilment Payment"), provided that if a party to this Deed refuses to make a Fulfilment Payment, the other party may make it for the fulfilment of all or any of the Conditions Precedent, provided that the first party shall not be liable to indemnify the other party in respect of a Fulfilment Payment, and the party that makes the Fulfilment Payment shall have no demand, claim or right of recourse against the other party in respect of the making of such payment.

        14.3 Subject to the provisions of Clause 9.3 above and Clause 14.4 below, from the date of signing this Deed until 30 April 2006 (the "Lock-up Period"), Koor and Elbit shall not conduct any transaction (including any transfer, sale or acquisition) in Ordinary Shares, either on or outside the Stock Exchange, unless otherwise agreed between the parties, by written notice signed by two officers of each of Koor and Elbit, without any further approval being necessary. Said obligation shall continue in force even if this Deed is cancelled for any reason, save for rescission due to its breach by Koor and except if Elbit exercises its right to rescind the Deed pursuant to the provisions of Clause 16.1 below.

        14.4 Notwithstanding as provided in Clause 14.3 above, during the Lock-up Period each party may purchase, either on or outside the Stock Exchange, up to 350,000 Ordinary Shares (the "Acquirable Quantity") without the other party's consent, provided that it gives written notice to the other party of the purchase of the shares and the quantity of shares purchased within 48 hours of making each purchase. Should one party purchase 350,000 Ordinary Shares (in this Clause the "Purchasing Party") and the other party not purchase 350,000 Ordinary Shares, the Purchasing Party may send written notice to the other party (in this Clause the "Purchase Notice") stating that it wishes to purchase additional shares of the Company in a quantity not exceeding the difference between 350,000 Ordinary Shares and the quantity of shares purchased under this Clause by the other party (in this Clause the "Acquirable Shares"). Should 14 days elapse from the date of providing the Purchase Notice (in this Clause the "Other Party's Purchase Period") and the other party not have purchased all the Acquirable Shares in trading on the Stock Exchange, the Purchasing Party may purchase the Acquirable Shares in trading on the Stock Exchange within 14 days of the end of the other party's Purchase Period. Should the Purchasing Party not purchase the Acquirable Shares during said period, it shall be responsible to provide the other party Purchase Notice in order to purchase additional shares.

        14.5 Subject to the provisions in Clause 9.3 above, Elbit shall vote in the Company's General Meeting by virtue of all the Shares in the Company that are held by it at that time in favor of approving the Elisra Transaction, whether or not all or any of the transactions involved in this Deed are actually implemented, provided that: (a) the Elisra Transaction consideration is established in reliance on an evaluation by an outside independent appraiser obtained for the purpose of the Elisra Transaction, and the consideration and terms and conditions of the Elisra Transaction have been duly approved by the Company's audit committee and board of directors and by every independent committee of the Company that is established for the purpose of considering the Elisra Transaction, insofar as established, and the Company's audit committee and board of directors have determined that the Elisra Transaction is not contrary to the Company's interests; (b) the consideration for the Elisra Transaction, as payable by the Company, reflects a company value for Elisra of up to US$225 million; and (c) the Elisra Transaction has been referred to the Company's General Meeting for a vote by 30 April 2006. Elbit's said obligation shall expire on the earlier of: (1) 1 May 2006, or (2) the completion of the Elisra Transaction, or (3) on the rescission of this Deed due to its breach by Koor, whichever is earlier.

        14.6 Without prejudice to Clauses 15 and 16 below, Koor hereby undertakes that from the date of the signature of this Deed until the earlier of: (1) the Stage 'A' Completion Deadline, if the Stage 'A' Conditions Precedent have not been fulfilled by that time; or (2) the Stage 'B' Completion Deadline, if the Stage 'B' Conditions Precedent have not been fulfilled by that time; or (3) the Second Closing Date, Koor and/or its subsidiaries and/or the controlling shareholders and/or officers of Koor and/or companies under the control of any of them shall not enter into an extraordinary transaction with the Company, in which any of them has a personal interest, except for the Elisra Transaction.

        14.7 From the date of obtaining Elbit's General Meeting's approval of its entering into the transaction contemplated by this Deed until the Second Closing Date, Koor's president shall from time to time, in his discretion, update Elbit's president regarding the status of the Company's business, all subject to applicable legal requirements (including antitrust laws).

        14.8 Subject to applicable law and except for the purpose mentioned in Clause 3.4.3 of the Shareholders Agreement, Koor, as a shareholder of the Company, undertakes that after the Company's annual General Meeting that is held after the date of signing this Deed, it will not act to hold an annual General Meeting of the Company before the Stage 'B' Completion Deadline, unless Elbit consents thereto by written notice signed by two officers of Elbit, without any further approval being necessary.

15.     Modifications to the Consideration or the Number of Shares Being Sold

        15.1 During the period from the date of signing this Deed until the earlier of: (1) the Stage 'A' Completion Deadline, if the Stage 'A' Conditions Precedent have not been fulfilled by that time;
                (2) the Stage 'B' Completion Deadline, if the Stage 'B' Conditions Precedent have not been fulfilled by that time; or
                (3) the Second Closing Date; Koor shall, insofar as it is able, oppose and vote by virtue of all the Company's Shares that it holds at that time against any resolution, except - for the purpose of sub-clauses (c), (e) and (f) - a resolution with regard to the Elisra Transaction, which concerns: (a) the making of any distribution whatsoever, whether in cash or in kind, or by a distribution of bonus shares, to the Company's shareholders, except from the distribution of a regular cash dividend of not more than 1.5 NIS per Ordinary Share in any calendar quarter; (b) a rights offering for the acquisition of any securities of the Company; (c) a sale of the Company's shares that are held by the Company or its subsidiaries; (d) any modification to the Company's incorporation documents, except for the purpose of increasing the Company's authorized share capital; (e) transactions that are not in the ordinary course of
                the  Company's   business
                and transactions that concern an investment or acquisition of rights in entities and/or the acquisition of businesses (Asset Transactions) (in this Deed the "New Transactions"), the aggregate financial amount of which exceeds $25,000,000, excluding the Elisra Transaction; (f) any allotment of the Company's securities except for an allotment of shares deriving from the exercise of options existing at the time of signing this Deed and, without derogating from the provisions of Clause
                14.5 above, except for an allotment of options to employees of the Company or its subsidiaries in a proportion not exceeding 2% of the Company's issued share capital and on the Company's customary terms, all unless Elbit's consent thereto is provided by written notice to be signed by two officers of Elbit, without any further approval being necessary.

        15.2 Insofar as during the period from the date of signing this Deed until the First Closing Date or until the Second Closing Date, as the case may be, one or more of the below-mentioned events occurs, despite or in accordance with the provisions of Clause
                15.1 above, the Consideration or number of the Shares Being Sold, as the case may be, shall be adjusted in accordance with the following provisions:

                15.2.1 If the Company resolves to make any distribution to its shareholders, the Consideration shall be subject to the deduction of any amount (translated into dollars at the representative exchange rate on the earlier of the date of actually making the distribution or the First Closing Date or the Second Closing Date, as the case may be) that Koor will be entitled to receive in respect of the Shares Being Sold (gross) (namely the record date for its distribution is prior to the First Closing Date or the Second Closing Date, as the case may be).

                15.2.2 If the Company offers its shareholders rights for the acquisition of any securities, the record date for the exercise of which is prior to the First Closing Date or the Second Closing Date, as the case may be, the amount of the Consideration shall be adjusted for the bonus element embodied (if at all) in the rights, unless Elbit instructs Koor in writing prior to the exercise date in respect of those rights to exercise the rights and in such event Koor shall exercise the rights by virtue of the Shares Being Sold which have not yet been transferred to Elbit as of that time and it shall transfer to Elbit, immediately on the occurrence of the earlier of (1) the exercise date or (2) the First Closing Date, or after the Second Closing Date, as the case may be, the securities exercised as aforesaid on and against payment of the entire exercise amount paid by Koor to the Company for the exercise thereof, plus Interest from the date of Koor's paying the exercise price to the date of actual payment to Koor by Elbit.

                15.2.3 If the Company distributes bonus shares or dividends in kind to its shareholders before the First Closing Date or the Second Closing Date, as the case may be, the Consideration shall not be adjusted but the Shares Being Sold shall be subject to the addition of the bonus shares, Free and Clear, or of assets received as dividends in kind (gross) in respect of the Shares Being Sold, Free and Clear, without Elbit being required to pay additional consideration for them.

                15.2.4 If the Company makes a consolidation, reduction or sub-division of its share capital or does any other act of similar effect, the Stage 'A' Consideration and/or the Stage 'B' Consideration, as the case may be, shall be adjusted and the number of Shares Being Sold shall also be adjusted pro rata to the consolidation or sub-division.

16.     Elbit's Right to Rescind the Deed

        16.1    On the occurrence of one or more of the events set out in Clause
                16.2 below, unless it occurs with Elbit's consent, Elbit may rescind this Deed or any of its stages before it has been completed and performed (provided that if one of the events set out in Clause 16.2 below occurs before the performance of Stage 'A' of the Transaction, Elbit may only rescind this Deed in full). Such rescission shall be effected by Elbit by written notice, to be received by Koor within 10 Business Days of the date on which Elbit learns of the occurrence of one of the events set out in Clause 16.2 below. Should Elbit provide such notice of the rescission of this Deed after the completion of Stage 'A' of the Transaction, the sale of the Stage 'A' Shares to Elbit shall not be rescinded, Elbit shall not return to Koor the Stage 'A' Shares and Koor shall not refund to Elbit the Stage 'A' Consideration, and nevertheless, all the parties' other obligations and rights pursuant to this Deed and the Appendices hereto, except for the Shareholders Agreement and the provision of Clause 14.5 above, shall be void. For the avoidance of doubt, it is clarified that after Elbit has given notice in accordance with this Clause 16.1, Elbit may sell Ordinary Shares held by it or purchase Ordinary Shares without any restriction.

        16.2    The events are as follows:

                16.2.1 If a receiver or temporary receiver and/or temporary liquidator and/or liquidator and/or trustee is appointed for the Company and/or if a winding-up order and/or receivership order and/or suspension of proceedings order is awarded against it and/or if any of the Company's material assets is attached, provided that such appointment, order or attachment is not set aside within 30 days.

                16.2.2 If the Company enters into merger proceedings as provided in Chapter Eight of the Companies Law or compromise or arrangement proceedings in accordance with
                        Section 350 of the Companies Law or restructuring and/or merger proceedings in accordance with Section 351 of the Companies Law.

                16.2.3 If any alteration is made to the Company's incorporation documents, except for the purpose of increasing the Company's authorized share capital.

                16.2.4 If the Company makes a private placement that vests a right to more than 1,500,000 Ordinary Shares, except for an issuance of shares deriving from the exercise of options existing on the date of signing this Deed and except for an issuance of options to employees of the Company and its subsidiaries in a amount of not more than 2% of the Company's issued and paid up share capital as customary in the Company, at an exercise price per share that is not materially less than the market price.

                16.2.5 If the Company enters into New Transactions, as defined in Clause 15.1 above, insofar as their aggregate amount exceeds US$35 million, except for the Elisra Transaction.

                16.2.6 If the Company makes a distribution, either in cash or in kind (except for a distribution of bonus shares or rights offering) in an aggregate amount exceeding 2.5 NIS per share in any calendar quarter commencing on 1 January 2005.

                16.2.7  If  the  Elisra   Transaction  has  been  completed  for
                        consideration that has been paid by the Company and reflects a company value for Elisra in excess of US$225 million.

        16.3 Koor shall provide Elbit written notice immediately on the occurrence of any of the events set out in Clause 16.2 above, all in accordance with applicable legal requirements.

17.     Confidentiality and Notices

        17.1 The parties shall use Confidential Information that comes into their possession in connection with this Deed and the Company solely for the performance of their obligations pursuant to this Deed, and they shall not disclose or transfer in any manner whatsoever Confidential Information to any third party, other than to their employees or independent advisors and except insofar as required for the fulfilment of the Conditions Precedent and insofar as possible by prior coordination with the other party. Without derogating from the foregoing, if the transaction contemplated by this Deed is not actually implemented, each party shall return to the other party hereto all Confidential Information that has come into its possession in connection with this Deed, if any. This obligation is not limited in time and shall continue in force even after the end of the term of this Deed or if this Deed is annulled or rescinded for any reason.

        17.2 If and insofar as possible, and subject to applicable legal requirements and to the time periods mandated by law, the parties shall coordinate in advance the wording of every report, application, communication or notice published by either of them in connection with their entering into this Deed, its performance and the fulfilment of the conditions pursuant hereto.

18.     Taxes and Mandatory Payments

        18.1 Unless otherwise provided in this Deed, each party shall bear the mandatory payments and taxes that may be imposed on it by law (if and insofar as charged) in respect of the sale or acquisition of the Shares Being Sold pursuant to this Deed.

        18.2 If any amount payable in accordance with the provisions of this Deed is subject to a duty to withhold tax at source, tax shall be duly withheld by the paying party unless the party receiving the payment produces a valid tax withholding exemption certificate issued by the tax authorities.

        18.3    Each  party  shall  bear  its  own   expenses,   including   the
                professional fees of its legal advisers in connection with the preparation and performance of this Deed.

        18.4 If any amount paid by one party to the other in accordance with the provisions of this Deed is subject under applicable law to value added tax

                (VAT), the paying party shall, at the same time and in the same manner as it pays that amount, also pay the VAT at its legal rate on and against a duly issued tax invoice.

19.     Entry into Effect

        19.1 This Deed shall enter into effect upon the receipt of all the following approvals:

                19.1.1 Approval of Koor's board of directors for Koor to enter into this Deed and the Shareholders Agreement and for performance thereof by Koor in accordance with their terms and conditions, including ratification of the signatures of Messrs. Jonathan Kolber and Danny Biran to this Deed and the Shareholders Agreement.

                19.2.1 Approval of Elbit's audit committee and board of directors for Elbit to enter into this Deed and the Shareholders Agreement and for performance thereof by Elbit in accordance with their terms and conditions, including ratification of the signatures of Messrs. Joseph Ackerman and Joseph Gaspar to this Deed and the Shareholders Agreement.

                Provided that:

                (1) such approvals as mentioned in Clauses 19.1.1 and 19.1.2 have been obtained by no later than January 6, 2005 by 17:00 (in this Clause the "Effective Date");

                (2) by the Effective Date, a copy of Koor's board of directors' resolution, as mentioned in Clause 19.1.1 above, has been received at Elbit's offices together with written confirmation from Koor's legal counsel that the said resolutions were duly adopted and Messrs.
                        Jonathan Kolber and Danny Biran were empowered jointly to sign, on behalf of Koor, this Deed and the documents ancillary hereto or those necessary for the purpose of its performance, and also the Shareholders Agreement, and to obligate Koor thereunder;

                (3) by the Effective Date, copies of the resolutions of Elbit's audit committee and board of directors, as mentioned in Clause 19.1.2 above, have been received at Koor's offices, together with written confirmation from Elbit's attorneys that the resolutions were duly adopted and Messrs. Joseph Ackerman and Joseph

                        Gaspar were empowered jointly to sign, on Elbit's behalf, this Deed and the documents ancillary hereto or those necessary for the purpose of its performance and also the Shareholders Agreement and to obligate Elbit thereunder, subject to the approval of Elbit's General Meeting; and

                (4) all the approvals, as mentioned in Clause 19.1 of the Federmann-Koor Deed, have been obtained by the Effective Date.

        19.2    Should all the  approvals  as  mentioned  in Clauses  19.1.1 and
                19.1.2 not have been obtained by the Effective Date, and without derogating from the provisions of Clause 20.3 below, this Deed shall automatically expire and be null and void, without either of the parties having any complaint, claim or demand against the other.

        19.3 This Deed shall become effective, if and insofar as it becomes effective, at such time as mentioned in Clause 19.1 above, nevertheless:

                19.3.1 none of the provisions of this Deed shall obligate Elbit in any way until Elbit's General Meeting duly approves its entering into the transaction contemplated by this Deed; and

                19.3.2 the performance and completion of Stage 'A' of the Transaction are conditioned upon the fulfilment of all the Stage 'A' Conditions Precedent by the Stage 'A' Completion Deadline and, apart from the obligations in Clauses 14 to 18 above and Clause 20.8 below, neither party shall be liable to do any act for the performance and completion of Stage 'A' of the Transaction before the fulfilment of all the Stage 'A' Conditions Precedent; and

                19.3.3 the performance and completion of Stage 'B' of the Transaction are conditional upon the fulfilment of all the Stage 'B' Conditions Precedent by the Stage 'B' Completion Deadline and, apart from the obligations in Clauses 14 to 18 above and Clause 20.8 below, neither party shall be liable to do any act for the performance and completion of Stage 'B' of the Transaction before the fulfilment of all the Stage 'B' Conditions Precedent.

20.     Miscellaneous

        20.1 This Deed shall be governed by the laws of the State of Israel. Sole and exclusive jurisdiction in all respects relating to this Deed shall be vested only in the courts of the District Court in the City of Tel Aviv-Jaffa, and no other court shall have jurisdiction thereover.

        20.2 Any modification, addendum or addition, waiver, extension, concession or failure to exercise a right pursuant to this Deed shall only be effective if done in an express document signed by all the parties hereto and shall only apply to the case specified in such document and shall not derogate from other rights of any party pursuant to this Deed.

        20.3 The parties hereto may extend or reduce any time specified in this Deed and waive the performance of any of the provisions of this Deed, either once or several times, by written notice signed by two officers of each of Koor and Elbit, without any further authority being necessary.

        20.4 This Deed fully contains, embodies, merges, expresses and exhausts all the understandings of the parties hereto solely in respect of the matters mentioned herein. Any promises, guarantees or agreements, whether written or oral, undertakings or representations concerning the subject matter of this Deed given or made by the parties prior to entering into this Deed, orally or in writing, that are not specifically expressed herein, shall not be deemed to augment the rights and obligations prescribed in this Deed or to derogate from or modify them, and the parties shall not be bound by them, insofar as they were bound, as from the date of this Deed. Without derogating from the generality of the foregoing, the documents exchanged between the parties prior to the signature hereof, including the drafts exchanged between them, shall have no significance in the interpretation of this Deed. For the avoidance of doubt, the terms of the Koor-Federmann Deed shall not be applied in the interpretation of this Deed.

        20.5 No conduct by either of the parties shall be construed as a waiver of any of its rights pursuant hereto or by law or as a waiver on its behalf of or acquiescence in any breach or non-performance of a condition of the Deed by the other party or as granting a postponement or extension or as a modification, cancellation or addition of any condition, unless done expressly and in writing.

        20.6 Unless otherwise expressly provided in this Deed, the parties hereto may not assign or transfer their rights or obligations pursuant to this Deed to any third party or perform this deed through any third party, unless the other party's prior written consent has been obtained, and nothing in this Deed shall be deemed to vest any right in anyone who is not a party hereto.

        20.7 Should either of the parties not enforce or delay in enforcing any of the rights vested in it pursuant to this Deed or by law in a particular case or series of cases, such shall not be deemed a waiver of said right or of any other rights.

        20.8 Subject in the provisions of Clause 14.2 above in connection with the Conditions Precedent, the parties shall cooperate between them in the implementation of the provisions of this Deed, and they shall assist each other insofar as reasonable and necessary, and in such connection they shall sign every reasonable document, application and approval necessary for such purpose.

        20.9 Notices pursuant to this Deed shall be given in writing to the parties' addresses as set out in the heading hereto or to such other addresses of which the parties may give notice in accordance with the provisions of this Clause. Any notice sent by one party to the other by registered mail shall be deemed to have reached the addressee following the passage of three days from the date of being posted, and notice delivered in person by 17:00 hours on any Business Day shall be treated as received on delivery, or if delivered after 17:00 hours on any Business Day, then on the first Business Day after its delivery.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT:

__(signed)_________________                          __(signed)_________________
KOOR INDUSTRIES LTD.                                 ELBIT SYSTEMS LTD.

By: Jonathan Kolber                                  By: Joseph Ackerman

--------------------                                 -------------------

By: Danny Biran                                      By: Joseph Gaspar

--------------------                                 -------------------

                                                                    Appendix 9.2

The Conditions Precedent for the Performance of Stage 'A' of the Transaction

Set out below are the Conditions Precedent and approvals required, insofar as necessary, for the Completion of Stage 'A' of the Transaction contemplated by the Deed of which this Appendix is an integral part ("this Deed"):

(1) Obtaining all the consents and approvals necessary and the fulfilment of all the Koor-Federmann Deed Stage 'A' Conditions Precedent, as set out in the Koor - Federmann Deed,

(2) Obtaining approval from Elbit's General Meeting for Elbit's entering into this Deed, in both its stages, as required by law and after the transaction contemplated by the Koor-Federmann Deed has also been presented to Elbit's General Meeting, and also written confirmation from Elbit's attorneys that such approval has been duly obtained.

(3) Insofar as necessary, obtaining the [Israel] Commissioner of Restrictive Trade Practices' approval, after the entire framework of the transaction contemplated by this Deed has been provided to him, for the parties' to enter into this Deed and perform Stage 'A' of the Transaction, provided that the said authority's disapproval of Stage 'B' of the Transaction is not received.

(4) Insofar as necessary, obtaining approval from the antitrust authority in the United States and/or Europe, after the entire framework of the Transaction contemplated by this Deed has been provided to it, for the parties' to enter into this Deed and to perform Stage 'A' of the Transaction, provided that the disapproval of any such authorities as aforesaid to approve Stage 'B' of the Transaction is not received.

(5)      Obtaining  approval  from the  [Israel]  Ministry  of  Defense  for the
         parties'  to  enter  into  this  Deed  and   perform  the   transaction
         contemplated by this Deed, insofar as required.

(6) Obtaining approval from the [Israel] Investment Center and/or the [Israel] Chief Scientist in respect of the terms and conditions of grants or benefits that the Company has obtained, for the performance of Stage 'A' of the Transaction contemplated by this Deed, insofar as required.

(7) Obtaining approvals from Bank Hapoalim B.M., Bank Leumi Le-Israel B.M., United Mizrahi Bank Ltd., Israel Discount Bank Ltd., BNP Paribas or other banks or financial institutions for the performance of Stage 'A' of the Transaction contemplated by this Deed, insofar as required.

In this Appendix 9.2, "approval" means - including an approval that is subject to conditions but excluding an approval that is subject to conditions that are such as to materially alter the business activity of Elbit and/or the Company, as existing at the time of signing this Deed or that may arise in the future, in accordance with resolutions that have been passed by Elbit and/or the Company, as the case may be, prior to signing this Deed, or the way in which Elbit and/or the Company conducts its business.

                                                                   Appendix 12.2

The Conditions Precedent for the Performance of Stage 'B' of the Transaction

Set out below are the Conditions Precedent and approvals required, insofar as necessary, for the completion of Stage 'B' of the Transaction contemplated by the Deed of which this Appendix is an integral part ("this Deed"):

(1) The completion of Stage 'A' of the Transaction contemplated by this Deed.

(2)      The completion of the Elisra Transaction.

(3) Obtaining all the consents and approvals necessary and the fulfilment of all the Koor-Federmann Deed Stage 'B' Conditions Precedent, as set out in the Koor-Federmann Deed. Nevertheless, this condition will not apply if Federmann gives notice as set out in Clause 12.1.3 of the Koor-Federmann Deed or in Clause 12.1.5 of the Koor - Federmann Deed.

(4) Insofar as necessary, obtaining the [Israel] Commissioner of Restrictive Trade Practices' approval of the parties' to enter into to this Deed and perform Stage 'B' of the Transaction contemplated by this Deed, insofar as such approval is not given in Stage 'A' of the Transaction.

(5) Insofar as necessary, obtaining approval from the antitrust authority in the United States and/or Europe of the parties' to enter into this Deed and the performance of Stage 'B' of the Transaction contemplated by this Deed, insofar as said authority's approval is not given in Stage 'A' of the Transaction.

(6) Obtaining approval from the [Israel] Investment Center and/or the [Israel] Chief Scientist in respect of the terms and conditions of grants or benefits that the Company has obtained, for the performance of Stage 'B' of the Transaction contemplated by this Deed, insofar as required.

(7) Obtaining approvals from Bank Hapoalim B.M., Bank Leumi Le-Israel B.M., United Mizrahi Bank Ltd., Israel Discount Bank Ltd., BNP Paribas or other banks or financial institutions to enter into in Stage 'B' of the Transaction contemplated by this Deed, insofar as required.

In this Appendix 12.2, "approval" means - including an approval that is subject to conditions but excluding an approval that is subject to conditions that are such as to materially alter the business activity of Elbit and/or the Company, as existing at the time of signing this Deed or that may arise in the future, in accordance with resolutions that have been passed by Elbit and/or the Company, as the case may be, prior to signing this Deed, or the way in which Elbit and/or the Company conducts its business.

                                     ANNEX D

                                       TO

                       ELBIT SYSTEMS LTD. PROXY STATEMENT

                                FEBRUARY 7, 2005

                             SHAREHOLDERS AGREEMENT

                                     BETWEEN

                              KOOR INDUSTRIES LTD.

                                       AND

                               ELBIT SYSTEMS LTD.

                      [TRANSLATED FROM THE HEBREW ORIGINAL]

                             SHAREHOLDERS AGREEMENT

                 Made in Tel Aviv this 27th day of December 2004

                                     BETWEEN

                              KOOR INDUSTRIES LTD.

                         Public Company No. 52-001414-3

        of 14 Hamalacha Street, Afek Industrial Park, Rosh Ha'ayin 48091

                                    ( "Koor")

                                                                 of the one part

                                       AND

                               ELBIT SYSTEMS LTD.

                         Public Company No. 52-004302-7

                 of the Advanced Technology Center, Haifa 31053

                                   ( "Elbit")

                                                               of the other part

WHEREAS Koor and Elbit have on signing this Agreement entered into a share transfer deed (hereinafter referred to as the "Share Transfer Deed"), pursuant to which Elbit will purchase from Koor and Koor will sell to Elbit, in Stage 'A' of the Transaction, 1,700,000 Ordinary Shares of 1 NIS par value each of Tadiran Communications Ltd., which is a public company duly incorporated in Israel (hereinafter the "Company");

AND WHEREAS       after  the  completion  of Stage  'A' of the  Transaction  (as defined in the Share Transfer Deed), Koor will be the holder of at least 2,244,276 Ordinary Shares of 1 NIS par value each of the Company's issued share capital and Elbit will be the holder of at least 2,218,488 Ordinary Shares of 1 NIS par value each of the Company's issued share capital;

AND WHEREAS       in accordance with the Share Transfer Deed Elbit will purchase from Koor and Koor will sell to Elbit in Stage 'B' of the Transaction, as defined in the Share Transfer Deed, 2,244,276
                  Ordinary  Shares,  although there is a possibility  that Stage
                  'B' of the Transaction will not be completed or that, even if Stage 'B' of the Transaction is completed, Elbit and Koor will both remain shareholders of the Company;


AND WHEREAS       the parties wish to set forth the overall relationship between them as shareholders of the Company, as provided below in this Agreement.

NOW,  THEREFORE,  THE PARTIES HEREBY WARRANT,  PROVIDE AND AGREE BETWEEN THEM AS
FOLLOWS:

1.    Preamble, Headings and Interpretation

1.1 The preamble to this Agreement constitutes an integral part hereof and one of its terms.

      1.2 The clause headings in the Agreement are solely for the sake of convenience and are not to be applied in the interpretation hereof.

      1.3 In this Agreement, the following expressions shall have the meanings ascribed to them, unless expressly stated otherwise:

            "Shares" or "Shares of the Company" means ordinary shares of 1 NIS par value each in the Company's issued share capital;

            "Cumulative Holdings" means all the Shares of the Company that the parties to this Agreement hold from time to time;

            "Transfer" means a sale, gift, realization of a lien (but not the creation of a lien), loan and any other transfer of any kind of a Share and/or any right vested in the Share's owner and/or holder, whether or not for consideration and whether voluntary or involuntary;

            "Stock Exchange Sale" means a sale in trading on the Stock Exchange or a sale in a transaction outside the Stock Exchange, through a broker to purchasers whose identities are not known to the seller or a sale to mutual funds in Israel or abroad or provident funds or provident fund management companies;

            "Qualification Conditions" means all the requirements in accordance with applicable law and pursuant to the Company's incorporation documents for a person to serve as a director of the Company, including security clearance as required in Israel for the purpose of such service;

            "Core Shares" means 4,462,764 Shares, constituting all the Shares that are held by Koor and/or Elbit on the date specified in the preamble to this Deed, together with all the bonus shares that may be issued in the future in respect thereof and together with all the Shares that are acquired on issue by virtue of rights that are vested in the context of a rights offering of the Company to its shareholders in respect of those Shares.

      1.4 The following terms shall have the meanings ascribed to them in the Share Transfer Deed: the "First Closing Date", the "Second Closing Date", the "Stage 'A' Completion Deadline", the "Stage 'B'
            Completion Deadline", the "Stage 'A' Shares", the "Stage 'B' Shares", the "Shares Being Sold", "Stage 'A' of the Transaction", "Stage 'B' of the Transaction", the "Companies Law", the "Stock Exchange", "General Meeting", "Free and Clear" and "Business Day".

      1.5 The following terms shall have the meanings defined in Section 1 of the [Israel] Securities Law, 5728-1968

            "securities", "company", "subsidiary", "acquisition of securities", "holding and acquisition" and "control".

      1.6 The following terms shall have the meanings defined in Section 1 of the Companies Law:

            "dividend",   "director",  "external  director",  "public  company",
            "distribution", "bonus shares", "officer", "personal interest", "transaction", "extraordinary transaction" and "act".

2.    The Parties' Warranties and Undertakings

      Each party hereby respectively warrants and undertakes to the other as follows:

      2.1 That it is a duly incorporated public company, that its number with the Companies Registrar is as appears in the preamble hereto and that no actions or proceedings for delisting, liquidation, winding-up, receivership or like acts have been taken or are being threatened against it.

      2.2 That there is no legal or other impediment to its entering into this Agreement and that this Agreement and the performance of its obligations pursuant hereto are not contrary to any judgment, order or direction of a court, to any contract, understanding or agreement to which it is a party, to its incorporation documents or to any other of its obligations, whether by virtue of a contract (oral, by conduct or written) or by virtue of law.

      2.3 That by the time this Agreement enters into effect as provided in Clause 7 below, all the approvals, consents and permits will be obtained and all the necessary proceedings will have been performed, including the approvals of any authorities, government entities or any other body, for its entering into this Agreement and performing its obligations pursuant hereto, and that the signatories on its behalf are those who are empowered to sign this Agreement on its behalf, subject in all cases to obtaining the approval of Elbit's audit committee, board of directors and General Meeting and obtaining the approval of Koor's board of directors to the parties' entering into and performing this Agreement and the Share Transfer Deed.

      2.4 That it is not a party to any voting agreement or other arrangement concerning the Company's Shares with other shareholders of the Company, save for the other party hereto, and it will not enter into any such agreement and/or arrangement so long as this Agreement is in force, except in accordance with the provisions of this Agreement and subject to the provisions of Clause 5.11 below.

3.    Arrangements after the Completion of Stage 'A' of the Transaction

      After the completion of Stage 'A' of the Transaction, as provided in the Share Transfer Deed and until the Second Closing Date or the Stage 'B' Completion Deadline, whichever is earlier, and without derogating from the provisions of the Share Transfer Deed, the following arrangements shall apply between the parties in connection with the Company's management:

      3.1 On completion of Stage 'A' of the Transaction, directors shall be appointed to the Company's board of directors in accordance with Elbit's nomination, as provided in Clause 10.6 of the Share Transfer Deed, and the provisions of Clause 10.6 of the Share Transfer Deed shall be deemed part of this Agreement's provisions.

      3.2 Subject to applicable law, the parties shall act so that on every board of directors' committee of the Company, other than the audit committee, there shall serve at least one director nominated by Elbit, as provided in Clause 3.1 above.

      3.3 Subject to applicable law, the parties shall act so that a director of the Company, who has been nominated for the office by Elbit, shall serve as chairperson of the Company's finance committee.

      3.4 Notwithstanding the provisions of Clauses 3.1 and 3.2 above, should Koor exercise its right to defer the Stage 'B' Completion Deadline from 30 September 2005 until 30 April 2006, as provided in Clause
            12.1.3 of the Share Transfer Deed (hereinafter the "Additional Period"), the following arrangements shall apply between the parties during the Additional Period with respect to the appointment of directors:

            3.4.1 On commencement of the Additional Period, an additional director nominated by Elbit shall be appointed to the Company's board of directors so that there shall be a total of 12 (twelve) directors on the Company's board of directors, of whom four (4) shall have been nominated by Elbit, provided that they meet all the Qualification Conditions. Subject to applicable law, the parties shall act so that on every board of directors' committee, at least one third of the committee members shall be directors who were nominated for their office by Elbit, provided that in any event at least one director nominated by Elbit shall serve on every board of directors' committee of the Company, other than the audit committee.

            3.4.2 The parties undertake to act so that the provisions of Clause 3.4.1 shall take effect as of the commencement of the Additional Period including, if necessary, by calling a shareholders meeting of the Company on the agenda of which shall be such appointment of the director, and they undertake to support the appointment of the director in accordance with Elbit's nomination at that meeting, as provided in Clause 3.4.1.

      3.5 After the First Closing Date and during the Additional Period, the parties shall cooperate at every General Meeting of the Company on the agenda of which is the appointment of directors to the Company, and they shall vote at every such meeting in favor of appointing directors in accordance with Elbit's nomination, as provided in Clause 3.1 or 3.4 of this Agreement, as the case may be, and in favor of the appointment of all the other directors of the Company, including the external directors, in accordance with Koor's nomination.

4.    Arrangements after Completion of Stage 'B' of the Transaction
      -------------------------------------------------------------

      After and subject to completion of Stage 'B' of the Transaction as provided in the Share Transfer Deed, and without derogating from the provisions of the Share Transfer Deed, if and to the extent that after completion of Stage 'B' of the Transaction Koor is a shareholder of the Company, the following arrangements shall apply between the parties in connection with their holdings in the Company:

      4.1 Koor undertakes to participate in every General Meeting and vote in respect of all the Shares held by it on every matter and/or decision that is referred for a resolution of the Company's shareholders in accordance with written instructions that are given to it by Elbit at least seven days before the date the applicable resolution is to be voted on by the Company's shareholders, unless the parties otherwise agree in writing. Koor's said undertaking shall not apply with respect to a resolution of the shareholders concerning the approval of a transaction of the Company in which Elbit or Elbit's controlling shareholders or officers, or any of them, has a personal interest, if such voting as required by Elbit would cause Koor to breach any obligations imposed on it by law. For the avoidance of doubt, it is hereby clarified that Koor shall not be entitled to appoint directors on its own behalf by virtue of its holding those Shares.

      4.2 Koor hereby grants Elbit options to purchase from it all or any of the Shares that are issued to or vested in Koor by the Company after the signature of this Agreement (in this Clause the "Additional Shares"), in whole or in part, such Additional Shares being Free and Clear, under the following time periods and conditions:

            4.2.1 During the 90 day period commencing on the Second Closing Date (in this Clause the "Base Date"), Elbit shall have the right to provide Koor written notice of Elbit's desire to purchase any or all of the Additional Shares on the terms set out in Clauses 4.2.4 - 4.2.8 below. Koor undertakes that until the end of said period it will not sell or Transfer the Additional Shares. After the end of the said period, Koor may, without any restriction, sell not more than one-half of the Additional Shares.

            4.2.2 During the period commencing at the end of 90 days from the Base Date and ending 180 days from the Base Date, Elbit shall have the right to provide Koor written notice of Elbit's desire to purchase any or all of a quantity of Additional Shares not exceeding half the Additional Shares, on the terms set out in Clauses 4.2.4 - 4.2.8 below, if those Shares have not yet been purchased by Elbit as provided in Clause 4.2.1 above. After the end to said period, Koor may, without any restriction, sell a further amount of Additional Shares, so that the total of Additional Shares sold by Koor as provided in Clauses 4.2.1 - 4.2.2 does not exceed three-quarters of the Additional Shares.

            4.2.3 During the period commencing at the end of 180 days from the Base Date and ending 365 days from the Base Date, Elbit shall have the right to provide Koor written notice of Elbit's desire to purchase any or all Additional Shares not exceeding one-quarter of the Additional Shares, on the terms set out in Clauses 4.2.4 - 4.2.8 below, if those Shares have not yet been purchased by Elbit as provided in clauses 4.2.1 and 4.2.2 above. After the end of said period, Koor may sell all the Additional Shares without any restriction.

            4.2.4 The Additional Shares shall be purchased for consideration in respect of each Additional Share equal to the average between the price per Share at which the Additional Shares were issued to Koor by the Company or vested in Koor by the Company, less any dividend distributed for each Share by the Company, commencing from the date on which Koor was issued to or vested in it until the Option Transaction Completion Date, as defined below, and the price per Share of the Company on the Stock Exchange. For this purpose, the "Stock Exchange Price Per Share of the Company" shall be the average price of the Share at the end of each of the ten Stock Exchange trading days preceding the date on which notice is provided by Elbit with respect to the option's exercise.

            4.2.5 Should option exercise notice be provided by Elbit in accordance with Clauses 4.2.1 - 4.2.3 with respect to any or all of the Additional Shares, the sale of the Shares in respect of which the option has been exercised shall be completed within 14 Business Days after the notice is given (in this Clause the "Option Transaction Completion Date"). On the Option Transaction Completion Date Elbit shall remit to Koor the consideration for the Additional Shares in respect of which exercise notice has been given by Elbit by bank transfer to Koor's account of which Koor shall give Elbit written notice at least five Business Days before the Option Transaction Completion Date, and upon the remittance of the consideration Koor shall transfer to Elbit the Additional Shares in respect of which exercise notice is given by Elbit, Free and Clear, to Elbit's securities account, the details of which shall be given to Koor by Elbit by written notice at least five Business Days before the Option Transaction Completion Date.

            4.2.6 If the Company distributes bonus shares or a dividend in kind to its shareholders before the option transaction exercise date, the consideration shall not be adjusted but the Shares Being Sold on the option transaction exercise date shall be subject to the addition of the bonus shares, Free and Clear, or assets received as dividend in kind (gross) with respect to the Shares Being Sold, Free and Clear, without Elbit being required to pay additional consideration for them.

            4.2.7 If the Company makes a consolidation, reduction or sub-division of its share capital or does any other act of similar effect, the price per Share and the number of the Additional Shares Being Sold shall be adjusted pro rata to the consolidation or sub-division.

5. Arrangements between the Parties if Stage 'B' of the Transaction is not Completed
      --------------------------------------------------------------------------

      If after the Stage 'B' Completion Deadline, including any extension of that date in accordance with the Share Transfer Deed, Stage 'B' of the Transaction is not completed, the following arrangements shall apply between the parties in respect of the Cumulative Holdings:

      Board of Directors
      ------------------

      5.1 So long as the holdings of each of the parties hereto are not less than 12% of the Company's issued share capital, the parties shall act and vote by virtue of all the Joint Holdings so that there shall be 12 directors on the board of the Company including five who are nominated for office by Elbit, five who are nominated for office by Koor and two external directors, provided that all the directors shall meet the Qualification Conditions. The parties shall also act subject to applicable law so that on all the board of directors' committees there shall be equal representation of the directors who are nominated for office by each party. The parties undertake to act so that this provision is implemented, including, if necessary, by calling a shareholders' meeting of the Company as soon as possible in accordance with applicable law, on the agenda of which shall be the appointment of directors as aforesaid, and they undertake to support the appointment of directors as aforesaid at that meeting.

      5.2 When the term of office of the first of the two external directors serving on the Company's board of directors on the date of signing this Agreement comes to an end, Elbit shall be entitled to nominate a different candidate for the office of external director in his place.

            When the term of office of the other of the two external directors serving on the Company's board of directors on the date of signing this Agreement comes to an end, Koor shall be entitled to nominate another candidate for the position of external director in his place. Each party shall act and vote by virtue of all the Shares of the Company that are held by it in favor of the appointment of the candidate nominated by the other party to the position of external director as aforesaid. Said arrangement shall also continue in similar fashion in respect of the appointment to the Company's board of directors of the subsequent external directors so long as there is a legal duty to appoint external directors.

      5.3 Subject to applicable law, the parties shall act so that the Company's articles of association are amended to the effect that the chairperson of the Company's board of directors shall be elected by the Company's General Meeting from among the directors who are then in office, whose office will not expire before the end of that General Meeting or from among the new directors who are elected to office at that General Meeting. It is agreed that until 31 December 2006, the chairperson of the Company's board of directors shall be a director recommended to that post by Koor. Thereafter, the post shall be held by a director recommended to the post by Elbit for a period of 24 months, and thereafter the chairperson of the board of directors shall be replaced every 24 months. The parties shall act by virtue of the Cumulative Holdings to vote in favor of nominees as aforesaid.

      5.4 Subject to applicable law, the parties shall act so that so long as a director recommended by one of the parties hereto serves as chairperson of the Company's board of directors, the Company's finance committee shall be chaired by a director recommended to the post by the other party hereto.

      5.5 Should the holdings of either of the parties fall below 12% of the Company's issued share capital but so long as they are not less than 9% of the Company's issued share capital, that party shall be entitled to a number of directors equal to its percentage holdings in the Company divided by the total Cumulative Holdings multiplied by the number of directors serving in the Company (rounded to the nearest whole number), provided that the number of directors who are appointed on the recommendation of that party shall not be less than 20% of the number of directors serving in the Company (rounded up to a whole number).

      5.6 Should the holdings of either of the parties fall below 9% of the issued share capital of the Company but so long as they have not fallen below 5% of the Company's issued share capital, that party shall be entitled to a number of directors equal to its percentage holdings in the Company divided by the total Cumulative Holdings multiplied by the number of directors serving in the Company (rounded to the nearest whole number).

      5.7 Should the holdings of either of the parties fall below 5% of the issued share capital of the Company, that party shall not be entitled, pursuant to this Agreement, to representation on the Company's board of directors.

      5.8 It is hereby clarified that if the holdings of a party to the Agreement fall below the percentages specified in Clauses 5.5 to 5.7 above and as a result thereof the number of directors appointed on its recommendation is reduced, as the case may be, that party shall not be entitled to reinstate representation in addition to the representation retained by it, if at all, on the Company's board of directors, even if it subsequently acquires Shares of the Company and again increases its holdings beyond said percentages.

      General Meeting
      ---------------

      5.9 The parties shall coordinate between them in advance the manner in which they will vote on every resolution in the Company's General Meeting. Subject to the provisions of Clauses 5.1 to 5.8 above, the parties shall act and vote by virtue of all the Cumulative Holdings against any proposed resolution in the Company's General Meeting, unless it is first agreed in writing between them to vote in its favor.

      5.10 Should the holdings of a party fall below 12% of the Company's issued share capital but so long as they have not fallen below 9% of the Company's issued share capital, the provisions of Clause 5.9 above shall not apply between the parties.

      5.11 Notwithstanding the provisions of Clause 5.9 above, if the holdings of a party (in this Clause the "First Party") fall below 9% of the Company's issued share capital, the First Party undertakes to vote with all its Shares in the Company at every General Meeting in accordance with the other party's instructions, to be given to it in writing at least four days prior to the date of each meeting, except in connection with a shareholders' resolution concerning the approval of a transaction of the Company in which the other party or its controlling shareholders or officers, or any of them, has a personal interest, if so voting would cause the First Party to breach duties imposed on it by law. The other party shall not require the First Party's prior consent as regards its voting by virtue of the Company's shares. Moreover, if the holdings of a party fall below 9% of the Company's issued share capital, that party alone shall be bound by the provisions of Clause 2.4 of this Agreement, without the other party being so bound, provided that said party's rights pursuant to this Agreement are not impaired.

      Right of First Refusal
      ----------------------

      5.12 A Transfer of Company Shares from the Core Shares by either of the parties shall not be effective unless made in accordance with the provisions of this Agreement (including a forced sale in receivership or execution proceedings).

      5.13 If either of the parties (in this Clause the "Offeror") wishes to Transfer all or any of the Core Shares it holds to a third party, it shall first offer them to the other party (in this Clause the "Offeree") on the terms and in the manner set out below (in this Clause the "Offer"). The parties hereby give their consent to the granting of a temporary and/or permanent injunction against the making of a transaction that does not comply with the terms of the Clause, and they agree that any transaction whereby either of the parties purports to Transfer the Company's Shares otherwise than in accordance with these provisions shall be null and void.

      5.14  The Offer shall be made in writing and sent to the Offeree.

      5.15 In the Offer, the Offeror shall detail the number of Core Shares that are offered for Transfer (in this Clause the "Offered Shares"), their class, the price requested for each Share (which shall be payable only in cash) and all the material commercial terms in connection with the Transfer, together with the identity of the purchaser (in this Clause the "Purchaser"), and insofar as the Purchaser is a company, the identity of its controlling shareholders, to the best of the Offeror's knowledge, through the private individuals who control the Purchaser and/or to the companies that control the Purchaser, whose shares are listed for trading on a stock exchange in Israel or the United States. Without derogating from the provisions of Clause 5.21 below, in the case of a sale to an insurance company in Israel, which is purchasing the Shares for investments that are not for its "nostro" and/or to a provident fund and/or trust fund and/or pension fund in Israel, the Offeror shall be entitled to detail a number of insurance companies that are purchasing the Shares otherwise than for their "nostro", and/or provident funds and/or trust funds and/or pension funds, one of which will be the Purchaser. Moreover, in the event of a sale to a provident fund or trust fund or pension fund in Israel, the Offeror need not detail the identity of their controlling shareholders. The Offeree shall keep the contents of the Offer confidential, except as may be necessary in order to exercise its rights pursuant to this Agreement.

      5.16 The Offeree shall be entitled to give written notice to the Offeror within a period of 21 Business Days from the date of receiving the Offer (in this Clause the "Notice Period") that it wishes to accept the Offer and purchase all the Shares offered at the price and on the terms of the Offer (in this Clause the "Acceptance Notice") or that it does not accept the Offer.

      5.17 Should Acceptance Notice be given by the Offeree during the Notice Period, the Shares offered shall be transferred to the Offeree within 14 Business Days of the end of the Notice Period (in this Clause the "Exercise Period"), Free and Clear, in consideration for payment of the price specified in the Offer and on the terms specified in the Offer. Notwithstanding the foregoing if an approval required by law for the Transfer of the Shares offered to the Offeree cannot be obtained during the Exercise Period, the Exercise Period shall be extended by a further period of not more than 21 Business Day (hereinafter in this Clause the "Additional Period"), provided that on obtaining all the approvals required by law during the Additional Period, the Shares offered shall be transferred and the consideration for them shall be paid within two Business Days of the end of the Additional Period.

      5.18 Should Acceptance Notice not be given at the end of the Notice Period or should notice be given to the effect that the Offeree is not accepting the Offer (in this Clause the "Rejection Notice") or should the transaction not be completed within two Business Days of the end of the Additional Period otherwise than due to the Offeror's breach, the Offeror may Transfer to the Purchaser the Shares offered in consideration for the price specified in the Offer or at a higher price and on the material commercial terms prescribed in the Offer or commercial terms more favorable to the seller, provided that the Shares offered shall be transferred to the Purchaser and all the rights and obligations in accordance with the provisions of this Agreement shall be assigned to it, and provided that the Purchaser assumes all the rights and obligations in accordance with the provisions of this Agreement, subject to the provisions of Clause
            5.23 below, within a period of 90 Business Days from the end of the Notice Period or from the time the Rejection Notice is given, whichever is earlier.

      5.19 For the purposes of Clauses 5.12 - 5.18 above, a Transfer of Shares from the Core Shares by way of a distribution of a dividend in kind by Koor to its shareholders shall be treated as a Share Transfer made on the date determining the rights to receive the dividend in kind by Koor's shareholders, and such Transfer shall be treated as though made at the average closing price of the Company's Share on the Stock Exchange during the 12 trading days before, and during the 12 trading days after, the date of giving Koor's written Offer as provided in Clause 5.13 above.

      5.20 Notwithstanding in the provisions of this Clause 5, a Transfer of Shares from the Core Shares by a party hereto to a related entity shall not be subject to the provisions of this Clause but such a Transfer shall be prohibited and shall be ineffective unless the transferor and transferee have jointly and severally assumed all the transferor's obligations pursuant to this Agreement and confirmed the same in a written notice given in advance to the other party hereto, duly signed by the transferor and the transferee. In this Agreement a "related entity" to a party to the Agreement means a person or entity that controls it or is controlled by it or is under the same control as it, and also an entity to which Shares in the Company are transferred by a party hereto in the course of the transferor party's merger into that entity, pursuant to which the transferor's legal personality is nullified.

      5.21 Notwithstanding in the provisions of this Clause 5, a sale on the Stock Exchange of Shares from the Core Shares by a party hereto shall not be subject to the provisions of this Clause 5, provided that it meets all the following conditions: (a) a party to this Agreement shall not sell more than 3% of the Company's issued share capital during a period of 12 months; and (b) a party to the Agreement shall not sell more than 1.5% of the Company's issued share capital in the course of one transaction or one act. Nevertheless, if a party's total holdings of the Company's Shares fall below 5% of the Company's issued share capital, that party may sell the Shares in the course of trading on the Stock Exchange without the application of the provisions of Clauses 5.12 to 5.21. For the avoidance of doubt, the provisions of this Clause 5 shall apply in full to a sale outside the Stock Exchange of Shares from the Core Shares but they shall not apply to a sale on the Stock Exchange or off the Stock Exchange of Shares that are not Core Shares.

      Share Purchase Option
      ---------------------

      5.22 Koor hereby grants Elbit options to purchase from it Shares that are not part of the Core Shares, which have been issued to Koor by the Company or vested in Koor by the Company after signature of the Share Transfer Deed, at the times and on the terms set out in Clause
            4.2 above, mutatis mutandis.

      5.23 Condition for Transferring Shares and Joining the Shareholders Agreement
            --------------------------------------------------------------------

            Without derogating from the other provisions of this Agreement, including this Clause 5, it is agreed that on any Transfer of Shares from the Core Shares by a party hereto (in this Clause the "Transferor Party") the following provisions shall apply:

            If the  Transferor  Party  wishes to Transfer all or any of the Core
            Shares it holds, the Transferor Party may not do so and such a Transfer shall be ineffective unless the recipient of the Shares being transferred (in this Clause the "Acquiror") assumes all the rights and obligations pursuant to this Agreement so that the Transferor Party and the Acquiror shall be jointly entitled to the rights of the Transferor Party pursuant to this Agreement (but not more) and so that the Transferor Party and the Acquiror shall be jointly and severally liable for all the Transferor Party's obligations pursuant to this Agreement, and provided that the number of shareholders that hold the Transferor Party's rights and obligations pursuant to this Agreement shall not exceed two.

6.    Provisions Regarding the Appointment and Replacement of Directors
      -----------------------------------------------------------------

      6.1 If a party to this Agreement requests to replace or bring to an end the term of office of a director nominated to the Company's board of directors by that party, the parties shall act insofar as necessary to hold a General Meeting of the Company and vote in favor of a proposal to remove such a director from office and appoint another director in his place in accordance with the nomination of the party seeking to remove such director from office as aforesaid.

      6.2 The parties shall vote against a proposal to remove a member of the Company's board of directors from office, if his nomination for the office was proposed by Koor or Elbit, unless the party to this Agreement that nominated said director's appointment directs otherwise in advance and in writing.

      6.3 If the position of a member of the board of directors who was elected in accordance with the nomination of Koor or Elbit is vacated for any reason, the parties shall act insofar as necessary to hold a General Meeting of the Company and vote in favor of removing from office a director who has been appointed by the Company's board of directors in place of the board member whose position has been vacated, if so appointed, and in favor of appointing the candidate nominated by Koor or Elbit, as the case may be, for the position of board member instead of the board member whose position has been vacated, provided that such nominee meets the Qualification Conditions.

      6.4 Before any General Meeting of the Company on the agenda of which is the appointment of directors in the Company, and in accordance with the provisions of the Company's articles of association and applicable law, each party shall give written notice to the Company, with a copy to the other, of the candidates nominated by it for the position of director in the Company.

7.    The Term of the Agreement
      -------------------------

      7.1 This Agreement shall enter into effect on the First Closing Date and remain in force so long as the parties hereto together hold Shares of the Company entitling them to at least 15% of the voting rights in the Company, provided that each party hereto holds Shares of the Company.

      7.2 Should the holdings of a party or the parties to this Agreement, as the case may be, fall below the percentages set out in Clause 7.1 above, this Agreement shall automatically expire and not vest any rights in either of the parties hereto or impose on either of them under any obligations. The provisions of the Agreement shall not be renewed or again become effective, even if the holdings of a party or parties to this Agreement increase after it has expired as provided in this Clause.

8.    Confidentiality and Notices
      ---------------------------

      8.1 Subject to applicable law and the provisions of Clause 8.2 below, the parties shall not publish or provide information to any third party in connection with this Agreement without the other party's prior written consent to the publication and its contents.

      8.2 The parties shall provide all the reports required by applicable law concerning entering into and performing this Agreement as required by applicable law, by prior coordination, if and insofar as legally possible, with the other party hereto.

      8.3 The parties shall use Confidential Information that comes into their possession in connection with this Agreement or the Company solely for the performance of their obligations pursuant to this Agreement, and they shall not in any manner provide Confidential Information to any third party.

      8.4 For the purpose of this Clause 8.3, "Confidential Information" - means any information relating to the parties hereto and/or the Company, other than (a) information that was in the public domain or came into the public domain otherwise than due to a breach of this

            Agreement by a party hereto; and (b) information the disclosure of which is required by law.

      8.5 The obligations pursuant to Clauses 8.1 to 8.4 of this Agreement are not limited in time.

9.    Miscellaneous
      -------------

      9.1 Any modification, amendment and/or addendum, waiver, extension, concession or failure to exercise a right pursuant to this Agreement shall only be effective if done in an express document signed by all the parties hereto and shall only apply to the case specified in such document as aforesaid and shall not derogate from other rights of a party pursuant to this Agreement.

      9.2 The parties hereto may extend or reduce any time specified in this Agreement and waive the performance of any of this Agreement's provisions, either once or several times, by written notice signed by two officers of Koor and of Elbit, without any further authority being necessary.

      9.3 No conduct by either of the parties shall be construed as a waiver of any of its rights pursuant to this Agreement and/or by law or as its waiver of or acquiescence to any breach or non-performance of the terms of the Agreement by the other party or as granting a postponement or extension or as a modification, cancellation or addition of any condition, unless done expressly and in writing.

      9.4 This Agreement fully contains, embodies, merges, expresses and exhausts all the understandings of the parties hereto solely in respect of the matters mentioned herein. Any promises, guarantees, undertakings or representations with regard to the subject matter of this Agreement that were given or made by the parties prior to entering into this Agreement, in writing or orally, that are not specifically expressed herein, shall not augment, modify or derogate from the rights and obligations prescribed herein, and the parties shall not be bound by them, insofar as they were bound, as from the date of this Agreement. Without derogating from the generality of the foregoing, the documents exchanged between the parties before the signature hereof, including the drafts exchanged between them, shall have no significance in the interpretation of this Agreement. For the avoidance of doubt, the terms of the shareholders agreement made between Koor, Federmann Enterprises Ltd. and HERIS KTIENGESELLSCHAFT, contemporaneously with the signature of this Agreement shall not be applied in the interpretation of this Agreement.

      9.5 Unless otherwise expressly provided in this Agreement, the parties hereto may not assign or transfer their rights or obligations under this Agreement to any third party or perform this Agreement through any third party, unless the other party's prior written consent has been obtained, and nothing in this Agreement shall be deemed to vest any right in anyone who is not a party hereto.

      9.6 Should either of the parties not enforce or delay in enforcing any of the rights vested in it pursuant to this Agreement and/or by law, in a particular case or series of cases, such shall not be construed as a waiver of said right or of any other rights.

      9.7 This Agreement shall be governed by the laws of the State of Israel. Sole and exclusive jurisdiction in all matters relating to this Agreement is vested only in the courts of the District Court in the City of Tel Aviv - Jaffa and in them alone, and no other court shall have jurisdiction thereover.

      9.8 Notices under this Agreement shall be given in writing to the parties' addresses as set out in the preamble hereto and/or to such other addresses of which the parties give notice in accordance with the provisions of this Clause. Any notice sent by one party to the other by registered mail shall be deemed to have reached the addressee following the passage of three days from the date of being posted and notice that is delivered in person by 17:00 hours on any Business Day shall be treated as received on delivery, or if delivered after 17:00 hours on any Business Day, then on the first Business Day after its delivery.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT:

______(signed)______                                 ______(signed)____
KOOR INDUSTRIES LTD.                                 ELBIT SYSTEMS LTD.

                                     ANNEX E

                                       TO

                       ELBIT SYSTEMS LTD. PROXY STATEMENT

                                FEBRUARY 7, 2005

                               SHARE TRANSFER DEED

                                     BETWEEN

                           FEDERMANN ENTERPRISES LTD.

                                       AND

                              KOOR INDUSTRIES LTD.

                      [TRANSLATED FROM THE HEBREW ORIGINAL]


                               SHARE TRANSFER DEED
                               -------------------

                 Made in Tel Aviv this 27th day of December 2004

                                     BETWEEN

                           FEDERMANN ENTERPRISES LTD.
                       (Public Company No. 51 - 227839-1)
                         of 99 Hayarkon Street, Tel Aviv
                                  ("Federmann")

                                                                 of the one part
                                                                 ---------------

                                       AND

                              KOOR INDUSTRIES LTD.
                       (Public Company No. 52 - 001414-3)
        of 14 Hamalacha Street, Afek Industrial Park, Rosh Ha'ayin 48091
                                    ("Koor")

                                                               of the other part
                                                               -----------------

                           (hereinafter the "Parties")

WHEREAS Federmann is the holder of 19,915,448 Ordinary Shares of the issued and paid up share capital of Elbit Systems Ltd., a public company duly incorporated in Israel, whose number with the Companies Registrar is Public Company No. 52-004302-7 (hereinafter the "Company");

AND WHEREAS   Federmann  wishes to sell and  transfer  to Koor,  in two  stages,
              4,000,000 (four million) Ordinary Shares, which on the date of signing this Deed constitute approximately 9.8% of the Company's issued and paid-up share capital, while in the first stage
              Federmann will sell and transfer to Koor 2,160,000 (two million one hundred and sixty thousand) Ordinary Shares, which on the date of signing this Deed constitute approximately 5.3% of the Company's issued and paid-up share capital, and in the second stage Federmann will sell and transfer to Koor 1,840,000 (one million eight hundred and forty thousand) Ordinary Shares, which on the date of signing this Deed constitute approximately 4.5% of the Company's issued and paid-up share capital, subject to and in accordance with the provisions of this Deed;

AND           WHEREAS  Koor wishes to purchase and receive  from  Federmann  the
              Shares  Being  Sold,   subject  to  and  in  accordance  with  the
              provisions of this Deed;

AND WHEREAS the performance of this Deed, in both stages, is subject to Conditions Precedent as provided below in this Deed;

AND WHEREAS the Parties wish to set forth their relationship with respect to the sale and purchase of the Shares Being Sold in the context of this Deed;

AND WHEREAS Koor is interested in the performance of the Transaction contemplated by this Deed as part of an overall Transaction, in the scope of which Koor will sell to the Company shares of Tadiran Communications, as set out in the Elbit-Koor Deed and this Deed.

NOW,  THEREFORE,  IT IS  WARRANTED,  PROVIDED AND AGREED  BETWEEN THE PARTIES AS
FOLLOWS:

1.    Preamble, Appendices and Interpretation
      ---------------------------------------

      1.1 The preamble and appendices hereto constitute an integral part hereof.

      1.2 The clause headings in this Deed are solely for the sake of convenience and shall not be applied in the interpretation hereof.

2.    Definitions
      -----------

      2.1 In this Deed, the following terms shall have the meanings herein ascribed to them, unless expressly stated otherwise:

            "Elisra" means Elisra Electronic Systems Ltd., Private Company No. 52-003587-4;

            "General Meeting" means as defined in the Companies Law, and any adjourned meeting;

            "U.S. Dollar" or "$" means United States dollars;

            "Company" means as defined in the preamble hereto;

            "Shareholders Agreement" means the Agreement between Federmann and Koor in the form of Appendix "10.7" hereto, which is to be signed on the signature of this Deed and will enter into effect on the First Closing Date;

            "Stage 'A' Conditions Precedent" means the Conditions Precedent for Stage 'A' of the Transaction, as provided in Appendix "9.2" hereto;

            "Stage 'B' Conditions Precedent" means the Conditions Precedent for Stage 'B' of the Transaction, as provided in Appendix "12.2" hereto;

            "Conditions Precedent" means the Stage 'A' Conditions Precedent and the Stage 'B' Conditions Precedent;

            "Companies Law" means the [Israel] Companies Law, 5759-1999;

            "Business Day" means a day on which the two major banks in Israel are open for business, other than Fridays and holiday eves, which shall not be treated as a "Business Day";

            "Koor" means as defined in the preamble hereto;

            "First Closing Date" means the third Business Day after the date on which all the Stage 'A' Conditions Precedent have been fulfilled or such later date as agreed by the Parties, as provided in Clause 20.3 below;

            "Elbit-Koor Deed First Closing Date" means the First Closing Date as the term is defined in the Elbit-Koor Deed;

            "Second Closing Date" means the third Business Day after the date on which all the Stage 'B' Conditions Precedent have been fulfilled or in the event that the Stage 'B' Conditions Precedent are deemed wholly fulfilled in accordance with the provisions of Clause 12.4 or
            12.5 below, as the case may be, the 14th Business Day after 30th June 2005 or after the date of receiving Koor's notice pursuant to Clause

            12.5, as the case may be, or such later date as agreed by the Parties, as provided in Clause 20.3 below;

            "Elbit-Koor Deed Second Closing Date" means the Second Closing Date as the term is defined in the Elbit-Koor Deed;

            "Stage 'A' Completion Deadline" means as defined in Clause 9.1 below;

            "Stage 'B'  Completion  Deadline"  means as  defined in Clause  12.1 below;

            "Elbit-Koor Deed Stage 'B' Completion Deadline" means the Stage 'B' Completion Deadline as the term is defined in the Elbit-Koor Deed;

            "Confidential Information" means all information relating to the Parties hereto or to the Company, other than (a) information that was in the public domain or came into the public domain otherwise than due to a breach of this Deed and (b) information the disclosure of which is required in accordance with the provisions of law;

            "Ordinary Share" or "Ordinary Shares" means Ordinary Shares of 1 NIS par value each of the Company's issued share capital;

            "Stage 'A' Shares" mean 2,160,000 (two million one hundred and sixty thousand) Ordinary Shares;

            "Stage 'B' Shares" mean 1,840,000 (one million eight hundred and forty thousand) Ordinary Shares;

            "Shares Being Sold" means the Stage 'A' Shares and the Stage 'B' Shares;

            "Free and Clear" means free and clear of any charge, pledge, attachment, levy, debt, lien, claim, right of pre-emption, right of refusal, option, lock-up arrangement or any further or other third party right whatsoever, other than restrictions with respect to the transfer and/or negotiability of shares that are imposed pursuant to U.S. securities law (shares which are not registered under U.S. securities laws);

            "Elisra Transaction" means a transaction pursuant to which Tadiran Communications will purchase shares constituting at least 70% of Elisra's issued share capital;

            "Federmann" means as defined in the preamble to this Deed;

            "Interest" means three-month LIBOR at Bank Leumi Le-Israel B.M., plus annual interest at the rate of 1.5%, compounded every three months;

            "Deed" means this Share Transfer Deed together with all the appendices hereto;

            "Elbit-Koor Deed" means the Share Transfer Deed together with all the appendices thereto made between the Company and Koor on the signature of this Deed, subject to and in accordance with the conditions of which Koor will sell and transfer to the Company, in two stages, 3,944,276 (three million nine hundred forty-four thousand two hundred and seventy-six) Ordinary Shares of 1 NIS par value each of Tadiran Communications, which on the date of signing this Deed constitute approximately 32% of Tadiran Communication's issued share capital;

            "Stage 'A' of the Transaction" means as defined in Clause 8.1 below;

            "Stage  'B' of the  Transaction"  means as  defined  in Clause  11.1 below;

            "Elbit-Koor Deed Stage 'A'" means Stage 'A' of the Transaction contemplated by the Elbit-Koor Deed as the term is defined in the Elbit-Koor Deed;

            "Elbit-Koor Deed Stage 'B'" means Stage 'B' of the Transaction contemplated by the Elbit-Koor Deed as the term is defined in the Elbit-Koor Deed;

            "Tadiran Communications" means Tadiran Communications Ltd. (Private [sic] Company No. 51-207441-0);

            "Stage 'A' Consideration" means US$24.70 (twenty-four U.S. dollars and seventy cents) for each of the Stage 'A' Shares, totaling US$53,352,000 (fifty-three million three hundred and fifty-two thousand U.S. dollars), and insofar as all or part of that amount is actually paid after April 1, 2005, such amount as aforesaid shall be subject to the addition of the Interest from April 1, 2005 until the time of actual payment, all subject to the adjustments as provided in Clause 15 below;

            "Stage 'B' Consideration" means US$24.70 (twenty-four U.S. dollars and seventy cents) for each of the Stage 'B' Shares, totaling US$- 45,448,000 (forty-five million four hundred and forty-eight thousand U.S. dollars), and insofar as all or part of that amount is actually paid after April 1, 2005, such amount as aforesaid shall be subject to the addition of the Interest from April 1, 2005 until the time of actual payment, all subject to the adjustments as provided in Clause 15 below;

            "Consideration" means the Stage 'A' Consideration and the Stage 'B' Consideration together;

            "Qualification Conditions" means all the requirements in accordance with applicable law and pursuant to the Company's incorporation documents for a person to serve as a director of the Company, including security clearance as required in Israel for the purpose of such service, but excluding the conditions for an Independent Director;

            "Independent Director" means a director who meets the independence criteria in accordance with U.S. securities law, including the Sarbanes-Oxley Act and the rules and regulations that have been and are in future issued by virtue thereof, including rules of the Nasdaq.

      2.2 The following terms shall have the meanings defined in Section 1 of the [Israel] Securities Law, 5728-1968:

            "securities", "company", "subsidiary", "acquisition of securities", "holding and acquisition" and "control".

      2.3 The following terms shall have the meanings defined in Section 1 of the Companies Law:

            "dividend", "director", "external director", "public company", "distribution", "bonus shares", "officer", "personal interest", "transaction", "extraordinary transaction", "act", the "Companies Registrar" and "share certificate".

3.    Appendices
      ----------

      The following appendices, which constitute an integral part hereof, are annexed to this Deed:

      3.1   Appendix "9.2" - the Stage 'A' Conditions Precedent;

      3.2 Appendix "10.7" - the Shareholders Agreement between Federmann and Koor, which is to be signed contemporaneously with the signature of this Deed and will enter into effect on the First Closing Date;

      3.3   Appendix "12.2" - the Stage 'B' Conditions Precedent.

4.    The Elbit-Koor Deed
      -------------------

      Contemporaneously with the signing of this Deed, the Elbit-Koor Deed is also being signed. The Elbit-Koor Deed and this Deed are separate and unrelated deeds, except as expressly provided in this Deed. For the avoidance of doubt it is hereby clarified that the Company is not a Party to this Deed, and the provisions of the Elbit-Koor Deed do not impose any duty on Koor to Federmann or on Federmann to Koor that is not expressly provided in this Deed.

5.    The Parties' Warranties and Undertakings
      ----------------------------------------

      The Parties hereby warrant and undertake to each other as follows:

      5.1 The representations and warranties of the Parties in this Deed are solely as provided in this Clause 5 and in Clauses 6 and 7 below, as the case may be.

      5.2 The Parties' warranties and undertakings as provided in this Clause 5 and in Clauses 6 and 7 below, as the case may be, will continue to be correct, complete and accurate on the First Closing Date and the Second Closing Date, and they shall be deemed as having been provided again by each of the Parties on both the First Closing Date and on the Second Closing Date.

6.    Federmann's Warranties and Undertakings
      ---------------------------------------

      Federmann hereby warrants and undertakes to Koor as follows:

      6.1 That it is a duly incorporated private company, that its number with the Companies Registrar is as appears in the preamble hereto and that no actions or proceedings for delisting, liquidation, winding-up, receivership or like acts have been taken or are threatened against it.

      6.2 That on signing this Deed and until the completion of Stage 'A' of the Transaction it is and shall be the sole owner of the Shares Being Sold (subject to the Lien), and after the completion of Stage 'A' of the Transaction and until the completion of Stage 'B' of the Transaction it is and shall be the sole owner of the Stage 'B' Shares (subject to the Lien, as will be modified, amended as provided in Clause 10.4 below), that it will not grant any person or entity an option or right to purchase all or any of the Shares Being Sold, that it has not undertaken to grant such an option or right as aforesaid, that no person or entity has any right of first refusal or tag-along right in connection with all or any of the Shares Being Sold and that on the date of signing this Deed it holds 19,915,448 Ordinary Shares.

      6.3 That the Shares Being Sold are fully paid and Free and Clear, except for a first ranking fixed lien and an assignment by way of charge, of unlimited amount, which are registered in favor of Bank Leumi Le-Israel B.M. (in this Deed the "Bank") over the Shares Being Sold and over Federmann's rights in the Shares Being Sold (in this Deed the "Lien") and that pursuant to the Lien the Shares Being Sold are held by and registered in the name of Bank Leumi Le-Israel Trust Co. Ltd., and that on the First Closing Date, upon the Stage 'A' Consideration being received in Federmann's Account, the Stage 'A' Shares will be Free and Clear and that on the Second Closing Date, upon the Stage 'B' Consideration being received in Federmann's Account, the Stage 'B' Shares will be Free and Clear.

      6.4 That apart from approval by Federmann's General Meeting and board of directors, Federmann has no need, including pursuant to its incorporation documents and applicable law, in Israel or abroad, to obtain any other approvals from any of its organs for the purpose of entering into this Deed and performing all its obligations pursuant hereto.

      6.5 That subject to ratification by Federmann's General Meeting and board of directors, the signatories on Federmann's behalf to this Deed and the documents ancillary hereto are the persons who are empowered, on Federmann's behalf, to sign this Deed and the documents ancillary hereto and/or necessary for the performance hereof and to obligate Federmann by their signature, and this Deed, together with all its terms and conditions, obligates Federmann in all respects.

      6.6 That subject to the approval of Federmann's General Meeting and board of directors and the fulfillment of the Conditions Precedent, there is no legal or other impediment to its entering into this Deed and the performance hereof and that this Deed and the performance of its obligations pursuant hereto are not contrary to any judgment, order or direction of a court, to any contract, understanding or agreement to which Federmann is a party, to its incorporation documents or to any other obligation of Federmann, whether by virtue of an contract (oral, by conduct or written) or by virtue of law.

      6.7 That apart from the approval of Federmann's General Meeting and board of directors and the Conditions Precedent, all the approvals, consents and permits have been obtained and all the necessary proceedings have been performed, including with any authorities, government entities or any other body, for the purpose of
            Federmann's entering into this Deed and performing its obligations pursuant hereto, including transferring the Shares Being Sold to Koor.

      6.8 That neither the Company nor any of its subsidiaries is party to any transaction or agreement in which Federmann and/or its subsidiaries and/or the controlling shareholders and/or officers of Federmann and/or the companies controlled by any of them has a personal interest, other than (1) payment of remuneration to directors of the Company, in the same amounts as paid to the Company's external directors; (2) arrangements for the grant of relief, insurance and indemnity by the Company to the Company's directors; and (3) apart from, for the avoidance of doubt, Federmann's holding of securities of companies whose securities are also held by the Company.

7.    Koor's Warranties and Undertakings
      ----------------------------------

      Koor hereby warrants and undertakes to Federmann as follows:

      7.1 That it is a duly incorporated public company, that its number with the Companies Registrar is as appears in the preamble hereto and that no actions or proceedings for delisting, liquidation, winding up the receivership or like acts have been taken or are being threatened against it.

      7.2 That it has the ability and resources to perform its obligations pursuant to this Deed in full and on time and that it is in possession of the financial resources sufficient for payment of the Consideration in full and at the times provided in this Deed.

      7.3 That apart from approval by Koor's board of directors, Koor has no need, including pursuant to its incorporation documents and applicable law, in Israel or abroad, to obtain any other approvals from any of its organs for the purpose of entering into this Deed and performing all its obligations pursuant hereto.

      7.4 That subject to ratification by Koor's board of directors, the signatories on behalf of Koor to this Deed and the documents ancillary hereto are those who are empowered, on Koor's behalf, to sign this Deed and the documents ancillary hereto and/or necessary for the performance hereof, and to obligate Koor by their signatures, and this

            Deed, including all its terms and conditions, obligates Koor in all respects.

      7.5 That subject to the approval of Koor's board of directors and the fulfillment of the Conditions Precedent, there is no legal or other impediment to its entering into and performing this Deed and that this Deed and the performance of its obligations pursuant hereto are not contrary to any judgment, order or direction of a court, to any contract, understanding or agreement to which it is a party, to its incorporation documents or to any other obligation of Koor, whether by virtue of a contract (oral, by conduct or written) or by virtue of law.

      7.6 That except for the approval of Koor's board of directors and except for the Conditions Precedent, all the approvals, consents and permits have been obtained and all the necessary proceedings have been performed, including with any authorities, government entities or any other body, for the purpose of Koor's entering into this Deed and performing its obligations pursuant hereto, including the acquisition from Federmann of the Shares Being Sold.

      7.7 That subject only to Federmann's warranties and representations in Clauses 5 and 6 of this Deed, the Shares Being Sold are being purchased in their actual condition, and the actual condition of the Company and its assets, and they are "As Is", without any other representations or warranties being received from or on behalf of Federmann and that the Consideration, as agreed between the Parties, has been fixed having regard also to the fact that the purchase is on such a "As Is" basis as aforesaid.

8.    Stage 'A' of the Transaction
      ----------------------------

      8.1 On the First Closing Date and subject to the fulfillment of the Stage 'A' Conditions Precedent by the Stage 'A' Completion Deadline, Federmann shall sell and transfer to Koor, on and against payment of the full amount of the Stage 'A' Consideration, 2,160,000 (two million one hundred and sixty thousand) Ordinary Shares (the Stage 'A' Shares), fully paid and Free and Clear, and Koor shall purchase and receive from Federmann the Stage 'A' Shares and pay Federmann the full amount of the Stage 'A' Consideration (in this Deed "Stage 'A' of the Transaction").

      8.2 Furthermore, on the First Closing Date, the Company shall purchase from Koor 1,700,000 (one million seven hundred thousand) Ordinary Shares of 1 NIS par value each of Tadiran Communications, which on the date of signing this Deed constitute approximately 13.8% of Tadiran Communication's issued share capital, in accordance with the

            Elbit-Koor Deed, which is being signed contemporaneously with this Deed. The Elbit-Koor Deed Stage 'A' and Stage 'A' of the Transaction contemplated by this Deed shall be performed contemporaneously and Stage 'A' of the Transaction (contemplated by this Deed) shall not be performed without the Elbit-Koor Deed Stage 'A' being performed.

      8.3 For the avoidance of doubt, after the performance and completion of Stage 'A' of the Transaction, Stage 'A' of the Transaction will not be revoked, even if Stage 'B' of the Transaction is not performed or completed for any reason.

9.    The Stage 'A' Completion Deadline and the Stage 'A' Conditions Precedent
      ------------------------------------------------------------------------

      9.1   In this Deed the "Stage 'A' Completion Deadline" means:

            9.1.1   March 31, 2005; or

            9.1.2 if by March 31, 2005 all the Stage 'A' Conditions Precedent have been fulfilled, other than the approval of the [Israel] Commissioner of Restrictive Trade Practices, as provided in Clause 1 of Appendix "9.2", the Stage 'A' Completion Deadline shall be automatically deferred until May 31, 2005 or to such later date as agreed by the Parties as provided in Clause 20.3 below.

      9.2   The Stage 'A' Conditions Precedent are provided in Appendix "9.2".

      9.3 Should all the Stage 'A' Conditions Precedent not have been fulfilled by the Stage 'A' Completion Deadline, this Deed shall be void, except for the provisions of Clause 17 hereof, without either of the Parties having any complaint and/or claim and/or demand against the other. The foregoing provisions of this Clause 9.3 shall not derogate from any right or other remedy pursuant to this Deed or by law that is available to the Parties with respect to a breach of any of the provisions of this Deed (insofar as breached).

10.   The First Closing Date
      ----------------------

      Subject to the Stage 'A' Conditions Precedent being fulfilled by the Stage 'A' Completion Deadline, the Parties shall meet on the First Closing Date at such place as determined by the Parties and the following interdependent acts shall be performed contemporaneously:

      10.1 Koor shall remit the Stage 'A' Consideration by bank transfer to Federmann's bank account at the Bank, the details of which shall be provided to it in writing by Federmann by the First Closing Date (in this Deed "Federmann's Account"), and confirmation from the Bank that the Stage 'A' Consideration has been received in Federmann's Account shall be provided to Federmann.

      10.2 Federmann shall deliver to the Company a share transfer deed pursuant whereto the Stage 'A' Shares are being transferred from Bank Leumi Le-Israel Trust Co. Ltd to Federmann, signed by Bank Leumi Le-Israel Trust Co. Ltd and Federmann, and the Company shall enter Federmann in its shareholder registry as the holder of the Stage 'A' Shares.

      10.3 Federmann shall provide Koor confirmation from the Bank, according to which the Bank agrees that, on and against receipt of the Stage 'A' Consideration in Federmann's Account, it will discharge the Lien from the Stage 'A' Shares.

      10.4 Federmann shall provide Koor written instructions from the Bank, in the Bank's standard form, addressed to the Companies Registrar, pursuant to which the Bank applies to the Companies Registrar to amend the Lien to the effect that the Lien will be discharged from the Stage 'A' Shares.

      10.5 Federmann and Koor shall deliver this Deed to the Company, and Federmann shall procure that Koor is entered in the Company's shareholder registry as the holder of the Stage 'A' Shares and that Koor receives a share certificate from the Company, in the Company's standard form, attesting to Koor's ownership of the Stage 'A' Shares.

      10.6 Federmann shall provide Koor a copy of the Company's board of directors' resolution to the effect that, subject to the performance of Stage 'A' of the Transaction, as of the First Closing Date there shall be added to the Company's board of directors and serve thereon as a director one nominee who shall be nominated for office by Koor and who meets the Qualification Conditions. Federmann undertakes that there will be a vacancy on the Company's board of directors so that it will be possible to add Koor's nominee as aforesaid to the Company's board of directors. Koor shall provide Federmann and the Company prior written notice of the name of such nominee or of another nominee, as nominated by Koor, in his place, and Koor (with Federmann's assistance) shall coordinate with the Company's corporate secretary such nominee's compliance with the Qualification Conditions, all no later than 14 days prior to the earlier of: (1) the Stage 'A' Completion Deadline or (2) the First Closing Date.

            If for any reason it is not possible to appoint the nominee nominated by Koor as aforesaid as a director of the Company, another nominee nominated by Koor, who meets the Qualification Conditions, shall be appointed in his place. Without derogating from the foregoing, if the nominee nominated by Koor as aforesaid is not added to the Company's board of directors on the First Closing Date, Federmann shall call a General Meeting of the Company as soon as possible, on the agenda of which shall be the appointment of the nominee nominated by Koor as aforesaid as a director of the Company. Federmann undertakes to vote in favor of the appointment of the nominee nominated by Koor, who was not appointed as aforesaid but does meet the Qualification Conditions.

      10.7 The Shareholders Agreement, in the form annexed hereto as Appendix "10.7", shall become effective.

      10.8 Federmann shall provide Koor a written declaration, duly signed by Federmann, according to which all the warranties and representations of Federmann as provided in Clauses 5 and 6 of this Deed are also correct, complete and accurate as of the First Closing Date.

      10.9 Koor shall provide Federmann a written declaration, duly signed by Koor, according to which all the warranties and representations of Koor as provided in Clauses 5 and 7 of this Deed are also correct, complete and accurate as of the First Closing Date.

      10.10 The Elbit-Koor Deed Stage 'A' shall be completed, namely all the acts that are to be performed on the Elbit-Koor Deed First Closing Date shall be performed, as provided in Clause 10 of the Elbit-Koor Deed.

      10.11 Each Party undertakes to do all the acts for which it is responsible pursuant to this Clause 10.

      10.12 All the acts mentioned above in this Clause 10 shall be deemed as being made concurrently, no individual act shall be deemed as completed and no individual document shall be deemed as delivered until all the concurrent acts have been completed and all the documents have been delivered.

11.   Stage 'B' of the Transaction
      ----------------------------

      11.1  On the Second Closing Date:

            11.1.1 subject to the fulfillment of the Stage 'B' Conditions Precedent by the Stage 'B' Completion Deadline; or

            11.1.2 in the event that the Stage 'B' Conditions Precedent are treated as wholly fulfilled in accordance with the provisions of Clause 12.4 below or Clause 12.5 below, as the case may be;

            Federmann shall sell and transfer to Koor, on and against payment of the full amount of the Stage 'B' Consideration, 1,840,000 (one million eight hundred and forty thousand) Ordinary Shares (the Stage 'B' Shares), fully paid and Free and Clear, and Koor shall purchase and receive from Federmann the Stage 'B' Shares and pay Federmann the full amount of the Stage 'B' Consideration (in this Deed "Stage 'B' of the Transaction").

      11.2 On the Second Closing Date the Company shall purchase from Koor 2,244,276 Ordinary Shares of 1 NIS par value each of Tadiran Communications, constituting approximately 18.2% of Tadiran
            Communication's issued share capital in accordance with the Elbit-Koor Deed, which is being signed contemporaneously with this Deed, so that Stage 'B' of the Transaction (contemplated by this
            Deed) and the Elbit-Koor Deed Stage 'B' shall be performed contemporaneously, and Stage 'B' of the Transaction (contemplated by this Deed) shall not be performed without the performance of the Elbit-Koor Deed Stage 'B'. This Clause 11.2 shall not apply if Federmann provides notice to Koor as provided in Clause 12.1.3 below or Clause 12.1.5 below, as the case may be.

12.   The Stage 'B' Completion Deadline and the Stage 'B' Conditions Precedent
      ------------------------------------------------------------------------

      12.1  In this Deed "the Stage 'B' Completion Deadline" means:

      12.1.1 30th June 2005; or -

            12.1.2 subject to the provisions of Clause 12.1.3 and Clause 12.1.4 below, if all the Stage 'B' Conditions Precedent have not been fulfilled by 30th June 2005, the Stage 'B' Completion Deadline shall be automatically deferred until 30th September 2005;

            12.1.3 notwithstanding as provided in Clause 12.1.2 above, it is agreed that Federmann may provide notice to Koor, to be received by Koor by 21st June 2005, that Federmann is not willing to extend the Stage 'B' Completion Deadline as provided in Clause 12.1.2 above, and in such event the Stage

                    'B' Completion Deadline shall be the date specified in Clause 12.1.1 above, namely 30th June 2005;

            12.1.4 notwithstanding as provided in Clause 12.1.2 above, if Koor provides notice to the Company as provided in Clause 12.1.3 of the Elbit-Koor Deed, and Federmann does not provide notice as provided in Clause 12.1.3 of this Deed, the Stage 'B' Completion Deadline shall be deferred until April 30, 2006;

            12.1.5 notwithstanding as provided in Clause 12.1.4 above, if Koor provides notice to the Company as provided in Clause 12.1.3 of the Elbit-Koor Deed, Federmann may provide notice to Koor, to be received by Koor within seven Business Days after the date on which Koor's notice is received by the Company as aforesaid, that Federmann is not willing to extend the Stage 'B' Completion Deadline as provided in Clause 12.1.4 above, and in such event the Stage 'B' Completion Deadline shall be the date specified in Clause 12.1.2, namely September 30, 2005, even if Federmann's notice as aforesaid is provided to Koor after September 30, 2005.

      12.2  The Stage 'B' Conditions Precedent are provided in Appendix "12.2".

      12.3 Subject to Clauses 12.4 and 12.5 below, should all the Stage 'B' Conditions Precedent not be fulfilled by the Stage 'B' Completion Deadline, Stage 'B' of the Transaction shall not be performed, the provisions in connection with Stage 'B' of the Transaction in this Deed shall be deemed null and void and be of no effect and, inter alia, Federmann shall not sell to Koor the Stage 'B' Shares and Koor shall not pay the Stage 'B' Consideration to Federmann, and neither Party shall have any demand, claim or complaint against the other in connection with Stage 'B' of the Transaction. It is clarified that the provisions of this Clause 12.3 are not such as to derogate from the validity of any other provision of this Deed and/or from the effect of the Shareholders Agreement, which shall enter into effect on the First Closing Date, or to derogate from any other right or remedy pursuant to this Deed or by law that is available to the Parties with respect to a breach of any of the provisions of this Deed (if and insofar as breached).

      12.4 Notwithstanding as provided in Clause 12.3 above, it is agreed that if the Stage 'B' Completion Deadline is determined in accordance with the provisions of Clause 12.1.3 above, and insofar as Koor wishes to perform Stage 'B' of the Transaction despite the non-fulfillment of all the Stage 'B' Conditions Precedent, Koor may provide written notice to Federmann, to be received by Federmann by no later than 30th June 2005, that Koor waives the fulfillment of the Stage 'B' Conditions Precedent. In such event and provided that all the Conditions Precedent for the completion of Stage 'B' detailed in Appendix "12.2" of this Deed, other than the Conditions Precedent in Clauses 3 and 4 of Appendix "12.2", have been fulfilled by the Stage 'B' Completion Deadline, all the Stage 'B' Conditions Precedent shall be treated as though wholly fulfilled, and the Parties shall perform and complete Stage 'B' of the Transaction on the Second Closing Date. The foregoing is without the Elbit-Koor Deed Stage 'B' being performed and completed at the same time and without the provisions of Clause 11.2 above and Clause 13.9 below applying and without Clauses 3 and 4 of Appendix "12.2" constituting Conditions Precedent for Stage 'B'. The foregoing shall not preclude the performance of the Elbit-Koor Deed Stage 'B' pursuant to and subject to the provisions of the Elbit-Koor Deed on the Elbit-Koor Deed
            Second  Closing  Date if and  when the  Elbit-Koor  Deed  Stage  'B'
            Conditions Precedent (as defined in the Elbit-Koor Deed) are fulfilled by the deadline fixed for their performance in the Elbit-Koor Deed.

      12.5 Notwithstanding as provided in Clause 12.3 above, it is agreed that if the transaction's Stage 'B' Completion Deadline is fixed in accordance with the provisions of Clause 12.1.5 and insofar as Koor wishes to perform Stage 'B' of the Transaction despite the non-fulfillment of all the Stage 'B' Conditions Precedent, Koor may provide Federmann written notice (in this Deed "Koor's Notice Pursuant to Clause 12.5"), to be received by Federmann within seven Business Days after the date on which Koor receives Federmann's notice as provided in Clause 12.1.5 above, that it waives the fulfillment of the Stage 'B' Conditions Precedent. In such event and provided that all the Stage 'B' Conditions Precedent detailed in Appendix "12.2" of this Deed, other than the Conditions Precedent in Clauses 3 and 4 of Appendix "12.2", have been fulfilled by the Stage 'B' Completion Deadline, all the Stage 'B' Conditions Precedent shall be deemed as wholly fulfilled and the Parties shall perform and complete Stage 'B' of the Transaction on the Second Closing Date. The foregoing is without the Elbit-Koor Deed Stage 'B' being performed and completed at the same time and without the provisions of Clause 11.2 above and Clause 13.9 below applying and without Clauses 3 and 4 of Appendix "12.2" constituting Conditions Precedent for Stage 'B'. The foregoing shall not preclude the performance of the Elbit-Koor Deed Stage 'B' pursuant to and subject to the provisions of the Elbit-Koor Deed on the Elbit-Koor Deed Second Closing Date, if and when the Elbit-Koor Deed Stage 'B'

            Conditions Precedent (as defined in the Elbit-Koor Deed) are fulfilled by the deadline fixed for their performance in the Elbit-Koor Deed.

13.   The Second Closing Date
      -----------------------

      Subject to the fulfillment of the Stage 'B' Conditions Precedent by the Stage 'B' Completion Deadline or if they are deemed as wholly fulfilled in accordance with the provisions of Clause 12.4 above or Clause 12.5 above, as the case may be, the Parties and the Company shall meet on the Second Closing Date at such place as determined by the Parties and the Company, and they shall perform the following interdependent acts contemporaneously:

      13.1 Koor shall remit the Stage 'B' Consideration by bank transfer to Federmann's Account, and confirmation from the Bank that the Stage 'B' Consideration has been received in Federmann's Account shall be provided to Federmann.

      13.2 Federmann shall deliver to the Company a share transfer deed pursuant to which the Stage 'B' Shares are being transferred from Bank Leumi Le-Israel Trust Co. Ltd. to Federmann, signed by Bank Leumi Le-Israel Trust Co. Ltd. and Federmann, and the Company shall enter Federmann in its shareholders registry as the holder of the Stage 'B' Shares.

      13.3 Federmann shall provide Koor confirmation from the Bank, according to which the Bank agrees that on and against receipt of the Stage 'B' Consideration in Federmann's Account, it will discharge the Lien from the Stage 'B' Shares.

      13.4 Federmann shall provide Koor a letter of instructions from the Bank, in the Bank's standard terms, addressed to the Companies Registrar pursuant whereto the Bank applies to the Companies Registrar to amend the Lien to the effect that the Lien will be discharged from the Stage 'B' Shares.

      13.5 Federmann and Koor shall deliver this Deed to the Company, and Federmann shall procure the entry of Koor in the Company's shareholder registry as the holder of the Stage 'B' Shares and that Koor receives a share certificate from the Company in the Company's standard form attesting to Koor's ownership of the Stage 'B' Shares.

      13.6 Federmann shall provide Koor a copy of the Company's board of directors' resolution that, subject to the performance of Stage 'B' of the Transaction, there shall be added to the Company's board of directors and serve on it an additional director or directors another nominee or such number of other nominees who is or are nominated for office by Koor to the effect that after his or their addition to the board of directors, the number of the Company's directors who have been nominated for office by Koor and meet the Qualification Requirements, including the director added to the Board of Directors as provided in Clause 10.6 above, shall be the greater of:

            (1)     two directors; or

            (2) a number of directors equal to 20% of the number of the Company's directors (including external directors and including the director or directors added on Koor's nomination as aforesaid), rounded up to the nearest whole number.

            Said board of directors' resolution shall provide that Koor's nominee or nominees as aforesaid shall be added to the Company's board of directors on the Second Closing Date.

            Federmann undertakes that there will be sufficient vacancies on the Company's board of directors to make the addition of Koor's nominee or nominees as aforesaid possible.

            Koor shall arrange to provide Federmann and the Company prior written notice of the name or names of its nominee or nominees as aforesaid or of another nominee or other nominees, as nominated by Koor in his or their place, and Koor (with Federmann's assistance) shall coordinate with the Company's corporate secretary those nominees' compliance with the Qualification Requirements, all by no later than 14 days prior to the earlier of (i) the Stage 'B' Completion Deadline; or (ii) the Second Closing Date.

            If for any reason it is not possible to appoint the nominee or nominees that Koor proposes as aforesaid as a director or directors of the Company, another nominee or nominees, meeting the Qualification Requirements, shall be appointed on Koor's nomination in his or their place.

            If and insofar as according to U.S. securities laws, including the U.S. Sarbanes-Oxley Act and the rules and regulations that have been and are in future issued by virtue thereof, including the rules of Nasdaq, it is required that a majority of the Company's directors be Independent Directors, then there shall be appointed as additional directors of the Company, on Koor's nomination as aforesaid, such number of nominees who fulfill the requirements for Independent Directors, equal to one half (50%) of the total number of directors who are elected to office on Koor's nomination as provided in Clause 10.6 above and in this Clause 13.6, that number being rounded up to the nearest whole number.

      13.7 Federmann shall provide Koor a written declaration duly signed by Federmann that all Federmann's warranties and representations as provided in Clauses 5 and 6 of this Deed are also correct, complete and accurate as of the Second Closing Date.

      13.8 Koor shall provide Federmann a written declaration duly signed by Koor that all Koor's warranties and representations as provided in Clauses 5 and 7 of this Deed are also correct, complete and accurate as of the Second Closing Date.

      13.9 The Elbit-Koor Deed Stage 'B' shall be completed, namely all the acts that are to be performed on the Elbit-Koor Deed Second Closing Date as provided in Clause 13 of the Elbit-Koor Deed shall be performed. Nevertheless, this Clause 13.9 shall not apply if Federmann provides notice as provided in Clause 12.1.3 or as provided in Clause 12.1.5 above.

      13.10 Each Party undertakes to perform all the acts for which it is responsible pursuant to this Clause 13.

      13.11 All the acts mentioned above in this Clause 13 shall be deemed as being performed concurrently, no individual act shall be deemed as completed and no individual document shall be deemed as delivered until all the concurrent acts have been completed and all the documents are delivered.

14.   Acts and Obligations after the Signature of this Deed
      -----------------------------------------------------

      14.1 Immediately after the signature of this Deed, the Parties shall act and use their best efforts for the fulfillment of all the Conditions Precedent, including obtaining all the certificates, permits and consents necessary, as early as possible. In such connection and without derogating from the generality of the foregoing, the Parties shall apply to every competent authority and to every other entity whose approval is necessary for the performance of the transaction contemplated by this Deed, in both its stages, they shall submit all the applications and deliver all the information, data and particulars in their possession, without delay, and act to resolve or avoid a disapproval, if any, by the various government authorities in any respect relating to or arising out of this Deed.

      14.2 It is hereby agreed that the provisions of this Deed are not such as to place either of the Parties under a duty to make any payment for the fulfillment of the Conditions Precedent or any of them, other than official fees and other reasonable expenses (such payment as aforesaid, excluding official fees and other reasonable expenses, is hereinafter a "Fulfillment Payment"), provided that if a Party to this Deed refuses to make a Fulfillment Payment, the other Party may make it for the fulfillment of all or any of the Conditions Precedent, provided that the first Party shall not be responsible to indemnify the other Party in respect of a Fulfillment Payment and the Party that makes the Fulfillment Payment shall have no demand, claim or right of recourse against the other Party with respect to the making of such payment.

      14.3 Without prejudice to the provisions of Clauses 15 and 16 below, Federmann hereby undertakes that from the date of signing this Deed until the earlier of:

            14.3.1  the  Stage  'A'  Completion  Deadline,   if  the  Stage  'A'
                    Conditions  Precedent  have not been fulfilled by that time;
                    or

            14.3.2  the  Stage  'B'  Completion  Deadline,   if  the  Stage  'B'
                    Conditions  Precedent  have not been fulfilled by that time;
                    or

            14.3.3  the Second Closing Date;

            Federmann and/or its subsidiaries and/or the controlling shareholders and/or officers of Federmann and/or companies under the control of any of them shall not enter into an extraordinary transaction with the Company in which any of them has a personal interest, other than the transactions contemplated by this Deed and the Elbit-Koor Deed.

15.   Modifications to the Consideration or the Number of Shares Being Sold
      ---------------------------------------------------------------------

      15.1 During the period from the date of signing this Deed until the earlier of: (1) the Stage 'A' Completion Deadline, if the Stage 'A' Conditions Precedent have not been fulfilled by that time; (2) the Stage 'B' Completion Deadline, if the Stage 'B' Conditions Precedent have not been fulfilled by that time; or (3) the Second Closing Date; Federmann shall, insofar as it is able, oppose and vote by virtue of all the Company's shares that it holds at that time against any resolution that concerns: (a) the making of any distribution whatsoever, whether in cash, in kind or by a distribution of bonus shares, to the Company's shareholders, apart from the distribution of a current dividend in cash of not more than $ 0.23 per Ordinary Share in any calendar quarter; (b) an rights offering for the acquisition of any securities of the Company; (c) any modification to the Company's incorporation documents that is such as to affect Koor's rights pursuant to the Company's incorporation documents in a way that is prejudicial to Koor in comparison with Federmann, all unless Koor's consent is provided thereto by written notice to be signed by two officers of Koor without any further approval being necessary.

      15.2 Insofar as during the period from the date of signing this Deed until the First Closing Date or until the Second Closing Date, as the case may be, one or more of the following events occurs, despite or in accordance with the provisions of Clause 15.1 above, the Consideration or number of the Shares Being Sold, as the case may be, shall be adjusted in accordance with the following provisions:

            15.2.1 If the Company resolves to make any distribution to its shareholders, the Consideration shall be subject to the deduction of any amount (translated into Dollars at the representative exchange rate on the earlier of the date of actually making the distribution or the First Closing Date or the Second Closing Date, as the case may be) that Federmann will be entitled to receive in respect of the Shares Being Sold (gross) (namely that the record date for its distribution is prior to the First Closing Date or the Second Closing Date, as the case may be).

            15.2.2 If the Company offers its Shareholders rights for the acquisition of any securities, the record date for the exercise of which is prior to the First Closing Date or the Second Closing Date, as the case may be, the Consideration shall be adjusted for the bonus element embodied (if at all) in the rights, unless Koor instructs Federmann in writing prior to the exercise date in respect of those rights to exercise the rights and in such event Federmann shall exercise the rights by virtue of the Shares Being Sold which have not yet been transferred to Koor as at that time, and it shall transfer to Koor, immediately on the occurrence of the earlier of (1) the exercise date or (2) the First Closing Date, or after the Second Closing Date, as the case may be, the securities exercised as aforesaid on and against payment of the whole exercise price paid by Federmann to the Company for the exercise thereof, plus Interest from the date of Federmann's paying the exercise price to the date of actual payment to Federmann by Koor.

            15.2.3 If the Company distributes bonus shares or dividend in kind to its shareholders prior to the First Closing Date or the Second Closing Date, as the case may be, the Consideration shall not be adjusted but the Shares Being Sold shall be subject to the addition of the bonus Shares, Free and Clear, or of assets received as dividend in kind (gross) in respect of the Shares Being Sold, Free and Clear, without Koor being required to pay additional Consideration for them.

            15.2.4 If the Company makes a consolidation, reduction or sub-division of its share capital or does any other act of similar effect, the number of Shares Being Sold shall be adjusted pro rata to the consolidation or sub-division and the Consideration shall not be modified.

16.   Koor's Right to Rescind the Deed
      --------------------------------

      16.1  On the  occurrence  of one or more of the  events  set out in Clause
            16.2 below, unless it occurs with Koor's consent, Koor may rescind this Deed or any of its stages before it has been completed and performed (provided that if one of the events set out in Clause 16.2 below occurs prior to the performance of Stage 'A' of the Transaction, Koor may only rescind this Deed in full). Such rescission shall be effected by Koor by written notice, to be received by Federmann within 10 Business Days of the date on which Koor learns of the occurrence of one of the events set out in Clause
            16.2 below. Should Koor provide such notice of the rescission of this Deed after the completion of Stage 'A' of the Transaction, the sale of the Stage 'A' Shares to Koor shall not be set aside, Koor shall not return to Federmann the Stage 'A' Shares and Federmann shall not refund to Koor the Stage 'A' Consideration. Nevertheless, all the Parties' other obligations and rights pursuant to this Deed and the appendices hereto, except for the Shareholders Agreement, shall be void.

      16.2  The events are as follows:

            16.2.1 If a temporary or permanent receiver and/or temporary liquidator and/or liquidator and/or trustee is appointed for the Company and/or if a winding-up order and/or receivership order and/or suspension of proceedings order is awarded against it and/or if any of the Company's material assets is attached, provided that such appointment, order or attachment is not set aside within 30 days.

            16.2.2 If the Company enters into merger proceedings as provided in Chapter Eight of the Companies Law or compromise or arrangement proceedings in accordance with Section 350 of the Companies Law or restructuring and/or merger proceedings in accordance with Section 351 of the Companies Law.

      16.3 Subject to applicable law, Federmann shall provide written notice to Koor of the occurrence of any of the events set out in Clause 16.2 above, immediately upon its publication.

      16.4 The foregoing provisions of this Clause 16 shall not derogate from any other right or remedy pursuant to this Deed or by law that is available to Koor with respect to a breach of any of the provisions of this Deed (if and insofar as breached).

17.   Confidentiality and Notices
      ---------------------------

      17.1 The Parties shall use Confidential Information that comes into their possession in connection with this Deed and the Company solely for the performance of their obligations pursuant to this Deed, and they shall not disclose or transfer in any manner whatsoever Confidential Information to any third party, other than to their employees or independent advisors and except insofar as required for the fulfillment of the Conditions Precedent and insofar as possible by prior coordination with the other Party. Without derogating from the foregoing, if the transaction contemplated by this Deed is not actually implemented, each Party shall return to the other Party hereto all Confidential Information that has come into its possession in connection with this Deed, if any. This obligation is not limited in time and shall continue in force even after the term of this Deed or if this Deed is cancelled or rescinded for any reason.

      17.2 If and insofar as possible and subject to applicable law and to the time periods mandated by law, the Parties shall coordinate in advance the wording of every report, communication or notice published by either of them in connection with their entering into this Deed, its performance and the fulfillment of the terms pursuant hereto.

18.   Taxes and Mandatory Payments
      ----------------------------

      18.1 Unless otherwise provided in this Deed, each Party shall bear the mandatory payments and taxes that may be imposed on it by law (if and insofar as charged) in respect of the sale or acquisition of the Shares Being Sold pursuant to this Deed.

      18.2 If any amount payable in accordance with the provisions of this Deed is subject to a duty to withhold taxes at source, the tax shall be duly withheld by the paying Party unless the recipient Party produces a valid tax withholding exemption certificate issued by the tax authorities.

      18.3 Each Party shall bear its own expenses, including the professional fees of its legal advisers in connection with the preparation and performance of this Deed.

      18.4 If any amount paid by one Party to the other in accordance with the provisions of this Deed is subject under applicable law to value added tax (VAT), the paying Party shall, at the same time and in the same manner as it pays that amount, also pay the VAT at its legal rate on and against a duly issued tax invoice.

19.   Entry into Effect
      -----------------

      19.1 This Deed shall enter into effect upon the receipt of all the following approvals:

            19.1.1 Approval from Federmann's General Meeting and board of directors for it to enter into this Deed and the Shareholders Agreement and for performance thereof by
                    Federmann in accordance with their terms and conditions, including ratification of the signatures of Messrs Michael Federmann and Dov Ninveh to this Deed and the Shareholders Agreement.

            19.1.2 Approval by Koor's board of directors for it to enter into this Deed and the Shareholders Agreement and for performance thereof by Koor in accordance with their terms and conditions, including ratification of the signatures of Messrs Jonathan Kolber and Danny Biran to this Deed and the Shareholders Agreement.

                    Provided that:

                    (1)  such  approvals  as  mentioned  in  Clauses  19.1.1 and
                         19.1.2 have been obtained by no later than January 6, 2005 by 17:00 hours (in this Clause referred to as the "Effective Date");

                    (2) by the Effective Date copies of the resolutions of Federmann's General Meeting and board of directors, as mentioned in Clause 19.1.1 above, have been received at Koor's offices jointly with written confirmation from Federmann's attorneys that the said resolutions were duly adopted and Messrs Michael Federmann and Dov Ninveh were together empowered to sign, on behalf of Federmann, this Deed and the documents ancillary hereto or those necessary for the purpose of its performance, and also the Shareholders Agreement, and to obligate it thereunder; and written confirmation from the attorneys of Heris Aktiengesellschaft that the competent organs of Heris Aktiengesellschaft have approved its entering into the Shareholders Agreement and Mr. Michael Federmann has been empowered to sign, on behalf of Heris Aktiengesellschaft, the Shareholders Agreement and obligate it by virtue thereof;

                    (3) by the Effective Date a copy of the resolution of Koor's board of directors, as mentioned in Clause
                         19.1.2 above, has been received at Federmann's offices, together with written confirmation from Koor's legal counsel that the resolution was duly adopted and Messrs Jonathan Kolber and Danny Biran were together empowered to sign, on Koor's behalf, this Deed and the documents ancillary hereto or those necessary for the purpose of its performance and also the Shareholders Agreement and to obligate it thereunder; and

                    (4) all the approvals, as mentioned in Clause 19.1 of the Koor-Elbit Deed, have been obtained by the Effective Date.

      19.2 Should all the approvals as mentioned in Clauses 19.1.1 and 19.1.2 not have been obtained by the Effective Date, and without derogating from the provisions of Clause 20.3 below, this Deed shall automatically expire and be null and void, without either of the Parties having any complaint, claim or demand against the other.

      19.3  This Deed  shall  become  effective,  if and  insofar  as it becomes
            effective,   at  such  time  as  mentioned  in  Clause  19.1  above.
            Nevertheless:

            19.3.1 the performance and completion of Stage 'A' of the Transaction are conditional upon the fulfillment of all the Stage 'A' Conditions Precedent by the Stage 'A' Completion Deadline and, except for the obligations in Clauses 14 to 18 above and Clause 20.8 below, neither Party shall be liable to do any act for the performance and completion of Stage 'A' of the Transaction before the fulfillment of all the Stage 'A' Conditions Precedent; and

            19.3.2  the   performance   and  completion  of  Stage  'B'  of  the
                    Transaction are conditional  upon the fulfillment of all the

                    Stage 'B' Conditions Precedent by the Stage 'B' Completion Deadline and, except for the obligations in Clauses 14 to 18 above and Clause 20.8 below, neither Party shall be liable to do any act for the performance and completion of Stage 'B' of the Transaction before the fulfillment of all the Stage 'B' Conditions Precedent.

20.   Miscellaneous
      -------------

      20.1 This Deed shall be governed by the laws of the State of Israel. Sole and exclusive jurisdiction in all respects relating to this Deed shall be vested only in the courts of the District Court in the City of Tel Aviv-Jaffa, and no other court shall have jurisdiction thereover.

      20.2 Any modification, addendum or addition, waiver, extension, concession or failure to exercise a right pursuant to this Deed shall only be effective if done in an express document signed by all the Parties hereto and shall only apply to the case specified in such document and shall not derogate from other rights of any Party pursuant to this Deed.

      20.3 The Parties hereto may extend or reduce any time specified in this Deed and waive the performance of any of the provisions of this Deed, either once or several times, by written notice signed by two officers of each of Federmann and Koor, without any further authority being necessary.

      20.4 This Deed fully contains, embodies, merges, expresses and exhausts all the understandings of the Parties hereto solely in respect of the matters mentioned herein. Any promises, guarantees or agreements, whether written or oral, undertakings or representations concerning the subject matter of this Deed provided or made by the Parties prior to entering into this Deed, orally or in writing, that are not specifically expressed herein, shall not be deemed to augment the rights and obligations prescribed in this Deed or to derogate from or modify them, and the Parties shall not be bound by them, insofar as existed, as from the date of this Deed. Without derogating from the generality of the foregoing, the documents exchanged between the Parties prior to the signature hereof, including the drafts exchanged between them, shall have no significance in the interpretation of this Deed. For the avoidance of doubt, the terms of the Elbit-Koor Deed shall not be applied in the interpretation hereof.

      20.5 No conduct by either of the Parties shall be construed as a waiver of any of its rights pursuant hereto or by law or as its waiver of or acquiescence to any breach or non-performance of a condition of the

            Deed by the other Party or as granting a postponement or extension or as a modification, cancellation or addition of any condition, unless done expressly and in writing.

      20.6 Unless otherwise expressly provided in this Deed, the Parties hereto may not assign or transfer their rights or obligations pursuant to this Deed to any third party or perform this Deed through any third party, unless the other Party's prior written consent has been obtained, and nothing in this Deed shall be deemed to vest any right in anyone who is not a Party hereto.

      20.7 Should either of the Parties not enforce or delay in enforcing any of the rights vested in it pursuant to this Deed or by law in a particular case or series of cases, such shall not be deemed a waiver of said right or of any other rights.

      20.8 Subject to the provisions of Clause 14.2 above in connection with the Conditions Precedent, the Parties shall cooperate between them in the implementation of the provisions of this Deed and they shall assist each other insofar as reasonable and necessary and in such connection they shall sign every reasonable document, application and approval necessary for such purpose.

      20.9 Notices pursuant to this Deed shall be provided in writing to the Parties' addresses as set out in the preamble hereto or to such other addresses of which the Parties may provide notice in accordance with the provisions of this Clause. Any notice sent by one Party to the other by registered mail shall be deemed to have reached the addressee following the passage of three days from the date of being posted, and notice delivered in person by 17:00 hours on any Business Day shall be treated as received immediately on delivery, or if delivered after 17:00 hours on any Business Day, it shall be treated as received on the first Business Day after its delivery.

           IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT

___(signed)_________                    _________(signed)_________
Koor Industries Ltd.                    Federmann ENTERPRISES LTD.

By: Jonathan Kolber                               By: Michael Federmann
    Danny Biran                                       Dov Ninveh

                                                                    Appendix 9.2
                                                                    ------------

The Conditions Precedent for the Performance of Stage 'A' of the Transaction
----------------------------------------------------------------------------

Set out below are the Conditions Precedent and approvals required, insofar as necessary, for the completion of Stage 'A' of the Transaction contemplated by the Deed of which this Appendix is an integral part ("this Deed") -

1. Obtaining the [Israel] Commissioner of Restrictive Trade Practices' approval of the Parties' contracting pursuant to this Deed and the performance of Stage 'A' of the Transaction, provided that the Commissioner's disapproval of Stage 'B' of the Transaction is not received.

2. Obtaining all the consents and approvals necessary and the fulfillment of all the Conditions Precedent for the Elbit-Koor Deed Stage 'A' to become effective, as provided in the Elbit-Koor Deed.

3. Obtaining the [Israel] Ministry of Defense's approval of the Parties' contracting pursuant to this Deed and the performance of all their obligations pursuant hereto, including in connection with Stage 'B' of the Transaction, all insofar as necessary.

4. Obtaining the [Israel] Chief Scientist's approval of the Parties' contracting pursuant to this Deed and the performance of all their obligations pursuant hereto, including in connection with Stage 'B' of the Transaction, all insofar as necessary.

5. Obtaining the [Israel] Investment Center's approval of the Parties' contracting pursuant to this Deed and the performance of all their obligations pursuant hereto, including in connection with Stage 'B' of the Transaction, all insofar as necessary.

6.       Obtaining approval from banks, all insofar as necessary.

In this Appendix 9.2, "approval" means - including an approval that is subject to conditions but excluding an approval that is subject to conditions that are such as to materially alter the business activity of Elbit, as existing at the time of signing this Deed or as may arise in the future in accordance with resolutions that have been adopted by Elbit prior to signing this Deed, or the way in which Elbit conducts its business.

                                                                   Appendix 12.2
                                                                   -------------

Set out below are the Conditions Precedent and approvals required, insofar as necessary, for the completion of Stage 'B' of the Transaction contemplated by the Deed of which this Appendix is an integral part ("this Deed") -

1. Insofar as necessary, obtaining the [Israel] Commissioner of Restrictive Trade Practices' approval of the Parties' contracting pursuant to this Deed and the performance of Stage 'B' of the Transaction contemplated by this Deed, insofar as such approval is not provided in Stage 'A' of the Transaction.

2. The completion of Stage 'A' of the Transaction contemplated by this Deed.

3.       The completion of the Elisra Transaction.

4. Obtaining all the consents and approvals necessary and the fulfillment of all the Koor-Elbit Deed Stage 'B' Conditions Precedent, as provided in the Koor-Elbit Deed, except for completion of the Elisra Transaction.

In this Appendix 12.2, "approval" means - including an approval that is subject to conditions but excluding an approval that is subject to conditions that are such as to materially alter the business activity of Elbit, as existing at the time of signing this Deed or as may arise in the future in accordance with resolutions that have been adopted by Elbit prior to signing this Deed, or the way in which Elbit conducts its business.

                                     ANNEX F
                                     -------



                                       TO

                       ELBIT SYSTEMS LTD. PROXY STATEMENT


                                FEBRUARY 7, 2005


                             SHAREHOLDERS AGREEMENT


                                     BETWEEN


                           FEDERMANN ENTERPRISES LTD.


                                       AND


                              KOOR INDUSTRIES LTD.

                      [TRANSLATED FROM THE HEBREW ORIGINAL]

                                  Appendix 10.7
                                  -------------

                             SHAREHOLDERS AGREEMENT
                             ----------------------

                 Made in Tel Aviv this 27th day of December 2004

                                     BETWEEN

                              Koor Industries Ltd.
                 whose address for the purpose of this Agreement
               is 14 Hamalacha Street, Afek Industrial Park, Rosh
                                  Ha'ayin 48091
                                    ("Koor")

                                                                 of the one part
                                                                 ---------------

                                       AND


                          1. Federmann Enterprises Ltd.
                             ("Federmann Enterprises")

                          2. Heris Aktiengesellschaft
                                    ("Heris")
            whose address solely for the purpose of this Agreement is
                          99 Hayarkon Street, Tel Aviv
                (Federmann Enterprises and Heris are hereinafter
                jointly and severally referred to as "Federmann")

                                                               of the other part
                                                               -----------------

                           (hereinafter the "Parties")

WHEREAS on the date of signing this Agreement Federmann is the holder of 19,915,448 Ordinary Shares of 1 NIS par value each of Elbit Systems Ltd, a public company whose Shares are traded on the Tel Aviv Stock Exchange and on Nasdaq in the United States (hereinafter the "Company"), of which Federmann Enterprises is owner of 16,078,990 Ordinary Shares of 1 NIS par value each of the Company and Heris is the owner of 3,836,458 Ordinary

              Shares of 1 NIS par value each of the Company (those specific Shares and bonus Shares that are in future issued in respect of them, if at all, excluding the Koor Shares, as defined below, are hereinafter the "Federmann Shares");

AND WHEREAS   in  accordance  with  a  Share  Transfer  Deed  between  Federmann
              Enterprises and Koor, together with the appendices thereto, of which this Agreement constitutes Appendix 10.7 (herein the "Deed of Sale"), Federmann Enterprises and Koor have agreed upon the sale of 4,000,000 (four million) Ordinary Shares of 1 NIS par value each of the Company from Federmann Enterprises to Koor, subject to various conditions precedent and in two stages, in the first stage 2,160,000 (two million one hundred and sixty thousand)
              Ordinary Shares of 1 NIS par value each of the Company being sold to Koor, and in the second stage an additional 1,840,000 (one million eight hundred and forty thousand) Ordinary Shares of the Company being sold to Koor, all subject to and in accordance with the provisions of the Deed of Sale (the specific Shares that are to be transferred to Koor from Federmann Enterprises pursuant to the Deed of Sale and bonus Shares issued in respect of them, if at all, are herein referred to as the "Koor Shares");

AND WHEREAS   the Parties wish to set forth their  relationship  with respect to their holdings of the Company's Shares.

NOW  THEREFORE  THE PARTIES  HEREBY  WARRANT,  PROVIDE AND AGREE BETWEEN THEM AS
FOLLOWS:

1.    Preamble and Interpretation
      ---------------------------

      1.1 The preamble and appendices hereto constitute an integral part hereof and are as binding as the other terms hereof.

      1.2 The Clause headings herein are solely for the sake of convenience and are not to be applied in the interpretation hereof.

2.    Definitions
      -----------


      In this Agreement the following terms shall have the meanings ascribed to them, unless expressly stated otherwise:

      2.1   "Heris" means Heris Aktiengesellschaft (Company No. 56-002196-6);

      2.2   "Independent   Director"   means  a  director   who  meets  all  the
            independence criteria in accordance with the Foreign Law;

      2.3   "Stock  Exchange"  means the Tel Aviv  Stock  Exchange  Ltd.  or the
            Nasdaq National Market or any other stock exchange on which the Company's Shares are listed for trade;

      2.4   "External Director" means as defined in the Companies Law;

      2.5 "Foreign Law" means the law applicable in the United States regarding securities, including the provisions of the Sarbanes Oxley Act and the rules and regulations that have been and are in future issued by virtue thereof, and including the rules of the Nasdaq National Market;

      2.6 "Agreement" means this Agreement together with the appendices hereto;

      2.7   "Company" means Elbit Systems Ltd. (Public Company No. 520043027);

      2.8 "First Minimum Quantity" means 3,050,000 (three million fifty thousand) Ordinary Shares, together with all bonus Shares that are issued in respect of them, if any, and together with all the Shares that are issued to Koor by virtue of rights that are vested in Koor solely in respect of the Koor Shares in the context of a rights offering of the Company to its shareholders, if any, all from the time of signing this Agreement;

      2.9 "Second Minimum Quantity" means 2,050,000 (two million fifty thousand) Ordinary Shares, together with all bonus Shares that are issued in respect of them, if any, and together with all the Shares that are issued to Koor by virtue of rights that are vested in Koor solely in respect of the Koor Shares in the context of a rights offering of the Company to its shareholders, if any, all from the time of signing this Agreement;

      2.10 "Transfer" means a sale, gift, realization of a lien (but not the creation of a lien), loan and any other transfer whatsoever of a Share and/or any right vested in the Share's owner and/or holder, whether or not for consideration and whether voluntary or involuntary;

      2.11  "Companies Law" means the [Israeli] Companies Law, 5759-1999;

      2.12 "First Minimum Percentage" means 6.45% of the Company's issued share capital at the time of computation;

      2.13 "Second Minimum Percentage" means 4.32% of the Company's issued share capital at the time of computation;

      2.14 "Business Day" means a day on which the two major banks in Israel are open for business, other than Fridays and holiday eves, which shall not be treated as a Business Day;

      2.15  "Koor" means Koor Industries Ltd. (Public Company No. 520014143);

      2.16  "First Closing Date" means as defined in the Deed of Sale;

      2.17  "Second Closing Date" means as defined in the Deed of Sale;

      2.18 "Stock Exchange Sale" means a sale in the context of trading on the Stock Exchange or a sale in a transaction outside the Stock Exchange by means of a distributor to buyers whose identity is unknown to the seller or a sale to trust funds in Israel or abroad or to provident funds or to provident fund management companies;

      2.19  "Koor Shares" means as stated in the preamble hereto;

      2.20  "Federmann Shares" means as stated in the preamble hereto;

      2.21 "Ordinary Shares", "Shares" or the "Company's Shares" means Ordinary Shares of 1 NIS par value each in the Company;

      2.22 "Federmann Enterprises" means Federmann Enterprises Ltd. (Private Company No. 512278391);

      2.23  "Officer" means as defined in the Companies Law;

      2.24 "Free and Clear" means free and clear of any charge, pledge, attachment, levy, debt, lien, claim, right of pre-emption, right of refusal, option, lock-up arrangement or any further or other third party right whatsoever, other than restrictions in respect of the Transfer and/or negotiability of Shares that are imposed pursuant to the Foreign Law (Shares which are not registered under U.S. securities laws);

      2.25  "Federmann" means as stated in the preamble hereto;

      2.26 "Acquisition" means acquisition, purchase, receipt of a gift and any receipt of a Transfer, in any way whatsoever, of a Share and/or right vested in the owner and/or holder of the Share, whether or not for consideration;

      2.27  "Deed of Sale" means as stated in the preamble hereto;

      2.28 "Direct Control" means Control deriving from holding Shares alone and not together with others;

      2.29 "Control" means as the term is defined in the [Israel] Securities Law, 5728-1968;

      2.30 "Qualification Conditions" means all the requirements in accordance with applicable law and pursuant to the Company's documents of incorporation for a person to serve as a director of the Company, including security clearance as required in Israel for the purpose of such service, but excluding the conditions for an Independent Director.

3.    The Parties' Warranties
      -----------------------

      3.1 Federmann hereby warrants that Federmann Enterprises is a limited company, duly registered in Israel and that Heris is a foreign company, duly registered in Liechtenstein.

      3.2 Koor hereby warrants that it is a limited company, duly registered in Israel.

      3.3 Each of the Parties warrants that it is empowered to enter into this Agreement and perform all its obligations pursuant hereto and that its signatories hereto are duly empowered to obligate it.

      3.4 Each of the Parties hereto warrants and undertakes that there is no legal impediment and/or no impediment pursuant to its incorporation documents and/or applicable law and/or any order or direction of a court and/or any contract, understanding or agreement to which it is a party, to its entering into this Agreement and performing all its obligations pursuant hereto.

      3.5 Except as set out in this Agreement, each of the Parties hereby warrants that it is in possession of all the approvals and consents necessary for the purpose of signing and performing this Agreement.

      3.6 Each of the Parties further warrants that it is not a party to any agreement, arrangement or obligation that is contrary to and/or impairs its ability to perform all its obligations pursuant hereto.

4.    Voting Agreement - Board of Directors
      -------------------------------------

      4.1 From the Second Closing Date until such time as Koor's holdings of the Koor Shares fall below the First Minimum Percentage or until such time as Koor's holdings of the Koor Shares fall below the First Minimum Quantity, whichever is earlier, Federmann shall vote by virtue of all its holdings in the Company's Shares in favor of the election to the Company's Board of Directors of such number of candidates as are nominated to office by Koor, which is the greater of:

            (1)     two directors; or

            (2)     a number  of  directors  equal to 20% of the  number  of the
                    Company's directors, including External Directors and including the directors who are elected as aforesaid in accordance with Koor's nomination, rounded up to the nearest whole number.

            It is hereby agreed that if it is required in accordance with the Foreign Law that a majority of the Company's directors are Independent Directors, Koor undertakes that at least one half of the directors who are elected to office in accordance with its nomination as aforesaid, that number being rounded up to the nearest whole number, will fulfil the conditions required in respect of Independent Directors.

      4.2 After the Second Closing Date, from such time as Koor's holdings of the Koor Shares fall below the First Minimum Percentage or from such time as Koor's holdings of the Koor Shares fall below the First Minimum Quantity, whichever is earlier, until such time as Koor's holdings of the Koor Shares fall below the Second Minimum Percentage or until such time as Koor's holdings of the Koor Shares fall below the Second Minimum Quantity, whichever is earlier, Federmann shall vote by virtue of all its holdings in the Company's Shares in favor of the election of one director who has been nominated by Koor,
            provided   that  the   candidate   fulfils  all  the   Qualification
            Conditions.

      4.3   From the First Closing Date until:

            (i)     the Second Closing Date; or

            (ii) to the extent that the Second Closing Date does not occur, until such time as Koor's holdings of the Koor Shares fall below the Second Minimum Percentage or until such time as Koor's holdings of the Koor Shares fall below the Second Minimum Quantity, whichever is earlier;

            Federmann shall vote by virtue of all its holdings in the Company's Shares in favor of the election of one director who has been nominated by Koor, provided that the candidate fulfils all the Qualification Conditions.

      4.4 From the First Closing Date, so long as Federmann holds 20% or more of the Company's issued share capital and so long as Koor holds the Company's Shares, Koor shall vote by virtue of all its holdings in the Company's Shares:

            4.4.1 In favor of the election of all the directors of the Company whose candidacy for office has been nominated by Federmann, except for the directors for whose election Federmann has undertaken to vote as provided in Clauses 4.1 or 4.2 or 4.3, as the case may be, except for a candidate who does not fulfil the Qualification Conditions.

            4.4.2 Without derogating from the generality of Clause 4.4.1 above, in favor of the appointment of all the external directors whose candidacy is nominated by Federmann.

            4.4.3 In favor of the appointment of the chairperson of the board of directors who has been nominated for office by Federmann, provided that if at the time of the General Meeting at which the appointment of the chairperson of the Company's board of directors is raised for discussion and vote, Koor is entitled to the restricted right described in Clause 6.3 below, then at the time of the General Meeting there shall serve one of the directors who has been elected to office in accordance with Koor's nomination as provided in Clause 4.1 above, who is nominated by Koor as Vice chairperson of the Company's board of directors.

      4.5 In Clauses 4.6 to 4.8 below, "Proposing Party" means the Party on whose nomination, as provided in Clauses 4.1 or 4.2 or 4.3 or 4.4 above, a particular candidate has been appointed as a director of the Company.

      4.6 If a Proposing Party wishes to replace or terminate the office of a director elected in accordance with its nomination, the Parties shall act, to the extent necessary, to hold a General Meeting of the Company and vote in favor of a proposal to remove said director from office and in favor of the appointment of another director in his place whose candidacy is nominated by the Proposing Party and who fulfils all the Qualification Conditions.

      4.7 The Parties shall vote against a proposal to remove from office a director whose candidacy was nominated by Koor or Federmann, unless the Proposing Party otherwise instructs in writing and in advance.

      4.8 If the post of a director is vacated for any reason, the Parties shall act, to the extent necessary, to hold a General Meeting of the Company and vote for the appointment as a director of such candidate as nominated by the Proposing Party in place of the director whose post has become vacant, provided that such candidate meets all the Qualification Conditions.

      4.9 Before holding any General Meeting of the Company, on the agenda of which is the appointment of directors, notice shall be given by the Company or by Federmann to Koor in connection with holding the General Meeting and, in accordance with applicable law and the Company's incorporation documents, each Party shall give the Company three Business Days' prior written notice, with a copy to the other, of the candidates nominated by it for the office of a director in the Company, as provided in this Clause 4 above.

      4.10 Should Koor's holdings of the Koor Shares fall below the First Minimum Percentage or should Koor's holdings of the Koor Shares fall below the First Minimum Quantity, whichever is earlier, Koor shall use its best efforts, subject to applicable law, in order to procure that all the directors who have been appointed to office on Koor's nomination as provided in Clause 4.1 above, other than one director, will immediately resign from their office as directors of the Company.

      4.11 Should Koor's holdings of the Koor Shares fall below the Second Minimum Percentage or should Koor's holdings of the Koor Shares fall below the Second Minimum Quantity, whichever is earlier, Koor shall use its best efforts, subject to applicable law, to procure that the director appointed to office on its nomination, as provided in Clauses 4.2 and/or 4.3 above, shall immediately resign from his office as a director.

5.    General Voting Agreement
      ------------------------

      5.1 From the First Closing Date and subject to the provisions of Clause 4 above, Koor undertakes to vote by virtue of all its holdings in the Company's Shares, on every matter and proposed resolution that is put to the Company's General Meeting for decision and/or for a resolution of the Company's shareholders in any manner whatsoever, in accordance with written instructions that are given to it by Federmann at least seven Business Days in advance before the time of the relevant

            General Meeting or the time of passing the relevant resolution, as the case may be.

            Solely for the purpose of this Clause 5.1, Koor shall not be deemed holder of the Company's Shares that are exclusively owned by related private companies that are not companies under Koor's Control and by related public companies of Koor. At Federmann's request and subject to applicable law, Koor shall make a recommendation to those companies to vote in accordance with such instructions as have been given to Koor by Federmann as aforesaid.

      5.2   The provisions of Clause 5.1 above shall not apply:

            (i) as regards approval by the Company's General Meeting of transactions that are to be approved by reason of the fact that Federmann, Federmann's controlling shareholders or the officers of any of them have a personal interest in them; and

            (ii) in connection with a proposal to alter the Company's Articles of Association that is such as to affect Koor's rights in accordance with the Company's Articles of Association in a manner that is prejudicial to Koor in comparison with Federmann.

      5.3 For the performance of the provisions of Clauses 4 and 5 above, the Parties undertake to attend every General Meeting of the Company and do all acts necessary, at the times prescribed therefor, so that their voting in the General Meeting by virtue of all their holdings in the Company will be valid and effective in accordance with applicable law and pursuant to the Company's incorporation documents.

6.    Other Non-Transferable Rights
      -----------------------------

      6.1 Koor undertakes to give Federmann written notice immediately after it learns that members of Charles Bronfman's family and/or trusts for the benefit of Charles Bronfman's family have ceased being Koor's controlling shareholders.

            Federmann may, in its discretion, give written notice to Koor within 90 days of the date on which it receives Koor's written notice as aforesaid that it has decided to bring to an end the additional non-transferable rights set out in Clause 6.3 below (the date on which Federmann's written notice is received by Koor being referred to below in this Clause as the "Termination Date").

      6.2 The provisions of Clauses 6.3 to 6.8 below shall only apply in the period between the Second Closing Date and the earlier of the following two dates:

            6.2.1 such time as the number of the Koor Shares that are exclusively owned by Koor falls below the First Minimum Percentage or such time as the number of the Koor Shares that are exclusively owned by Koor falls below the First Minimum Quantity, whichever is earlier. For the avoidance of doubt, Shares owned by a person or entity that is not Koor shall not be deemed as Shares that are exclusively owned by Koor, even if Koor is deemed to hold them by virtue of Clause 17.6 below; or

            6.2.2   the Termination Date, as defined in Clause 6.1 above.

      6.3 The Parties shall act, subject to applicable law, for the appointment of one of the directors who have been elected to office on the nomination of Koor as provided in Clause 4.1 above, who shall be nominated by Koor, as Vice Chairperson of the Company's Board of Directors.

      6.4 The Parties shall act, subject to applicable law, so that on every one of the Company's Board of Directors' committees there shall be a member one of the directors elected for office on Koor's nomination as provided in Clause 4.1 above, who shall be nominated by Koor.

      6.5 The Parties shall act, subject to applicable law, so that there shall be established in the Company a board of directors' committee for strategic planning, its members being: one of the directors elected for office on Koor's nomination as provided in Clause 4.1 above, who shall be nominated by Koor, at least one of the external directors and such other directors as determined by the Company's board of directors (hereinafter the "Strategic Planning Committee"). The function of the Strategic Planning Committee shall be to assist and make recommendations to the Company's board of directors on the strategic planning of the Company's business activity.

      6.6 When the tenure of Mr Joseph Ackerman (hereinafter "Mr. Ackerman") as President and CEO of the Company comes to an end, the Parties shall act, subject to the provisions of applicable law, so that the Company's board of directors establishes a special search committee, the composition of which shall include the Chairperson of the board of directors, the Vice Chairperson of the board of directors, a director elected to office on the nomination of Federmann as provided in Clause 4.4.1 above and a director elected to office on the nomination of Koor, as provided in Clause 4.1 above (hereinafter the

            "Search Committee"). The Search Committee shall act for 30 days in an attempt to identify a candidate for the post of the Company's CEO, who is agreed by all the members of the Committee and it shall make a recommendation to the Company's board of directors to elect that candidate to the post of the Company's CEO. In any event, even if the Search Committee has been unable to locate a candidate agreed by all the members of the Search Committee within 30 days as aforesaid, the Company's CEO shall be elected by the Company's board of directors.

            For the avoidance of doubt, it is clarified that the Company's President and CEO is currently Mr Ackerman, and that the Company's board of directors may extend Mr Ackerman's tenure as it deems fit, and that the Search Committee mentioned above shall not be established for that purpose.

      6.7 To the extent requested to do so by Koor, Federmann shall vote in the Company's General Meeting by virtue of all its holdings in the Company in order to pass a resolution of the Company approving the Company's entering into a Registration Rights Agreement with Koor, which will vest Koor, so long as it holds 5% or more of the Company's issued share capital, with one demand right on the same conditions, mutatis mutandis, ("Registration Right") as those detailed in the Registration Rights Agreement dated 5 July 2000 among the Company, Elron Electronic Industries Ltd. and Federmann (the "Registration Rights Agreement"). Federmann hereby undertakes that to the extent that pursuant to the Registration Rights Agreement it is vested with more than one demand right and to the extent that the Company so requires for the purpose of granting the Registration Right to Koor, Federmann shall, without any consideration or compensation, relinquish one demand right that is vested in it pursuant to the Registration Rights Agreement.

      6.8 Should officers or controlling shareholders of Federmann serve as directors of any subsidiary of the Company, the Parties shall act, subject to applicable law, so that the Company also appoints as a director of that subsidiary one of the directors of the Company who has been appointed to office on Koor's nomination as provided in Clause 4 above. The foregoing shall not apply if there is any legal restriction to the appointment of more than one director, who is a director of the Company, to the subsidiary's board of directors as aforesaid.

7. For the avoidance of doubt, it is clarified that the rights granted to Koor pursuant to Clause 6 above, in all its sub-clauses, are personal (non-transferable) rights that are not attached to the Koor Shares that are held by

      Koor. Said rights are not assignable and/or transferable to any third party, either together with a Transfer of all or any of the Koor Shares in the Company or otherwise.

8.    Restrictions on Transfer of Shares
      ----------------------------------

      8.1 From the First Closing Date, Koor shall not Transfer all or any of the Koor Shares, including in the event of a forced sale due to receivership, execution proceedings or winding-up proceedings, except subject to and in accordance with the provisions of Clauses 10, 11 and 12 below.

      8.2 From the First Closing Date, Federmann shall not Transfer all or any of the Federmann Shares, including in the event of a forced sale due to receivership, execution proceedings or winding-up proceedings, except subject to and in accordance with the provisions of Clauses 9 and 12 below.

9.    Koor's Tag-Along Right on a Sale of the Federmann Shares
      --------------------------------------------------------

      9.1 Should Federmann wish to Transfer any of the Federmann Shares that constitute more than half the Federmann Shares that are held by Federmann for the time being to a third party (in this Clause 9 the "Third Party"), Federmann shall provide Koor written notice detailing the number of Shares that it intends to Transfer to the Third Party (in this Clause "the Offered Shares"), the identity of the Third Party, the identity of all the Third Party's ultimate interested parties or, to the extent that the Third Party wishes to receive a Transfer of the Offered Shares indirectly through a trustee and/or another person and/or another entity in any manner whatsoever, the identity of every such trustee and other person and entity as aforesaid and the identity of the third party beneficiary and all its ultimate interested parties, the number of Shares that are held by Federmann at the time of giving the notice, all to the level of detail for which the Company and/or the Third Party would be obligated, in accordance with Israeli securities laws, for reporting the identity of the said entities and persons, were the Third Party an interested party in the Company, and the consideration that the Third Party has undertaken to pay Federmann for the Offered Shares, the payment terms and all the other material conditions of the transaction, including the transaction's conditions precedent (hereinafter in this Clause the "Sale Notice").

      9.2 By the end of a period of 7 Business Days starting on the date of Koor's receipt of the Sale Notice (hereinafter the "Tag-Along Notice Period"), Koor may provide Federmann written notice that it wishes to sell to the Third Party the Koor Shares that it holds at that time or a portion thereof together with the Offered Shares and at the price and on the payment terms and other conditions specified in the Sale Notice (in this Clause 9 the "Tag-Along Notice"). In the Tag-Along Notice, which will be provided during the Tag-Along Notice Period, Koor shall specify the quantity of Shares, solely out of the Koor Shares, that Koor wishes to sell the Third Party as aforesaid.

      9.3 Should Koor provide a Tag-Along Notice during the Tag-Along Notice Period, Federmann shall be entitled to Transfer its Shares to the Third Party, provided that the Third Party also purchases from Koor, at the price and on the payment terms and other conditions specified in the Sale Notice, and at the same time, the Koor Shares specified by Koor in the Tag-Along Notice. If the number of Offered Shares, together with the number of the Koor Shares specified in the Tag-Along Notice, exceeds the quantity of Shares that the Third Party is willing to purchase, the quantity of Shares that is purchased by the Third Party shall be apportioned pro rata between Federmann and Koor in the ratio between the number of the Federmann Shares that are held by Federmann prior to completing the Share Transfer to the Third Party and the number of the Koor Shares that are held by Koor prior to completing the Share Transfer to the Third Party.

      9.4 Should Koor not provide a Tag-Along Notice during the Tag-Along Notice Period, Federmann may Transfer the Offered Shares to the Third Party for consideration and on payment terms and other conditions no better to Federmann than those detailed in the Sale Notice, provided that an Agreement for the Transfer of the Offered Shares is signed by Federmann and the Third Party within 30 Business Days of the end of the Tag-Along Notice Period and the Transfer of the Offered Shares pursuant thereto is completed within 180 days of the end of the Tag-Along Notice Period, all subject to the provisions of Clauses 12.1 to 12.3 below.

      9.5 For the avoidance of doubt, to the extent that a transaction for the Transfer to the Third Party of the Offered Shares is not signed by the expiration of 30 Business Days from the end of the Tag-Along Notice Period or the transaction for the Transfer of the Offered Shares is not completed within 180 days of the end of the Tag-Along Notice Period, Federmann may only Transfer the Offered Shares after again providing a Tag-Along Notice to Koor as provided above in this Clause 9.

      9.6 For the purpose of the foregoing provisions of Clause 9, there shall be deemed as a single Transfer (1) a number of transactions for the Transfer of Shares that are effected with a single Third Party during a six-month period and for such purpose a "Transaction for the Transfer of Shares" includes the grant, Transfer or sale of any option or right to acquire or receive Shares; and the "Single Third Party" includes any related company (as defined in the Securities Law, 5728-1968) of the Third Party and any interested party (as defined in the Securities Law, 5728-1968) in any of them and includes anyone acting with the Third Party, in cooperation under an agreement, whether written or oral, and also (2) a transaction for the Transfer of Shares (as defined above) in the scope of which there are Transferred in any manner whatsoever - including as a result of a Transfer of Control in Heris from Federmann Enterprises to a Third Party or Third Parties and/or in other subsidiaries of Federmann from Federmann to any Third Party or Third Parties and/or a Transfer of actual economic control of the Federmann Shares that are owned by Heris and/or other subsidiaries of Federmann from Federmann to any Third Party or Third Parties - Shares of Federmann, from Federmann to any Third Party or Third Parties, in a percentage of more than 50% of the Federmann Shares that are then held by Federmann.

      9.7 For the avoidance of doubt, the foregoing shall not preclude Federmann from entering into an agreement to Transfer the Offered Shares to the Third Party before giving the Sale Notice, provided that such does not preclude Koor from tagging along in the sale of the Offered Shares to the Third Party in accordance with the provisions of this Clause 9.

      9.8 Without derogating from and in addition to the provisions of Clause 9.6, the provisions of Clauses 9.1 to 9.7 above shall not apply, and Koor shall not have a Tag-Along Right, in respect of a Transfer of any of the Federmann Shares from Federmann Enterprises to Heris and vice versa. Nevertheless, if Federmann Enterprises sells Control of Heris and at the time of the sale Heris holds more than 50% of the Federmann Shares, Federmann shall grant Koor the Tag-Along Right as provided in Clauses 9.1 to 9.7 above, mutatis mutandis. To the extent that at the time of the Transfer of Control of Heris, Heris holds other assets, in addition to the Federmann Shares, the value of the Federmann Shares that are held by Heris at that time shall be determined by an appraiser agreed between the Parties, and in the absence of such agreement, then by the chairperson of the accounting firm of Somekh Chaikin (KPMG), who may also appoint himself.

      9.9 It is agreed that the foregoing provisions of Clauses 9.1 to 9.8 shall not apply and Koor's Tag-Along Right shall expire from such time as Koor's holdings of the Koor Shares fall below the Second Minimum Percentage or from such time as Koor's holdings fall below the Second Minimum Quantity, whichever is earlier.

10.   Non-Transfer of Shares by Koor
      ------------------------------

      Koor shall not Transfer the Koor Shares or any of them during the period commencing on the date of signing this Agreement and ending at the later of the following two dates:

      10.1  on the expiration of 12 months after the First Closing Date; or

      10.2 if the performance of Stage `B' of the Transaction pursuant to the Deed of Sale is completed - the expiration of nine months after the Second Closing Date;

         (hereinafter the "Prohibited Sales Period").

11.   Federmann's Right of First Refusal
      ----------------------------------

      11.1 Subject to the provisions of Clause 10 above and Clause 12 below, if Koor wishes to Transfer any of the Koor Shares to a Third Party, it may only do so if it first enters into an agreement with a specific Third Party for the Transfer of those Shares, the agreement being subject to the Right of First Refusal vested in Federmann pursuant to this Agreement, and subject to the following provisions.

            Koor shall provide Federmann written notice within 2 Business Days of entering the agreement with the Third Party, in which it shall notify Federmann that it has entered into a binding agreement for the Transfer of Shares from the Koor Shares to a Third Party (in this Clause 11 the "Third Party"), subject to the Right of First Refusal vested in Federmann pursuant to this Clause 11, and in the notice it shall detail the number of Shares that it has undertaken to Transfer to the Third Party (in this Clause the "Offered Shares"), the identify of the Third Party and the identity of all the Third Party's ultimate interested parties or to the extent that the Third Party wishes to receive a Transfer of the Offered Shares indirectly through a trustee and/or other person and/or entity in any manner, then the identity of every such trustee and other person and entity as aforesaid, the identity of the Third Party beneficiary and of all its ultimate interested parties, the number of the Shares held by the Third Party on the date of providing the notice, all to the same level of detail for which the Company and/or the Third Party would be obligated, in accordance with Israeli securities laws, for reporting the identity of the said entities and persons, were the Third Party an interested party in the Company, and the consideration that the Third Party has undertaken to pay to Koor for the Offered Shares (which shall only be cash consideration), the payment terms and all the other material conditions of the transaction, including all the conditions precedent of the transaction (hereinafter in this Clause the "Sales Notice").

      11.2 Until the end of a period of 21 Business Days commencing on the date of Federmann's receipt of the Sales Notice (hereinafter in this Clause 11 the "Acceptance Notice Period"), Federmann may give Koor written notice that it has decided to purchase the Offered Shares for the consideration and on the payment terms and other conditions detailed in the Sales Notice (hereinafter the "Acceptance Notice").

      11.3 In the event of Acceptance Notice being provided, Koor shall Transfer to Federmann and Federmann shall take a Transfer from Koor of all the Offered Shares, Free and Clear, for the consideration and on the terms and conditions detailed in the Sale Notice, within 7 Business Days of the date on which all the approvals and permits necessary for such transaction as aforesaid in accordance with applicable law are obtained and in any event not later than the expiration of 60 days from the date the Acceptance Notice is provided (hereinafter the "Completion Period"). The Parties shall cooperate in order to obtain all the approvals and permits necessary for the transaction as aforesaid as soon as possible.

      11.4 Should Federmann not provide Koor an Acceptance Notice in writing by the end of the Acceptance Notice Period or should Federmann provide an Acceptance Notice but the transaction mentioned in Clause 11.3 above not be completed by the end of the Completion Period other than due to a breach of this Agreement by Koor, Koor may Transfer the Offered Shares to the Third Party for the consideration and on the payment terms and other conditions detailed in the Sales Notice, provided that the transaction for the sale to the Third Party of the Offered Shares is completed by the expiration of 120 days from the end of the Acceptance Notice Period or from the end of the Completion Period, as the case may be (hereinafter the "Maximum Sales Period"), all subject to the provisions of Clauses 12.1 to
            12.3 below.

      11.5 For the avoidance of doubt, should the transaction for the sale of the Offered Shares to the Third Party not be completed by the end of the Maximum Sales Period, Koor may only Transfer the Offered Shares after again providing a Right of First Refusal to Federmann as provided above in this Clause 11.

      11.6 From the end of the Prohibited Sales Period, the provisions of Clauses 11.1 to 11.5 above shall not apply with respect to a Stock Exchange sale of the Koor Shares by Koor in aggregate quantities not exceeding in any 12-month period 2% of the Company's issued share capital.

      11.7 Notwithstanding the provision of Clause 11.6 above, Koor may not Transfer, pursuant to Clause 11.6 above, in the aggregate, more than 950,000 of the Koor Shares that are held by it:

            11.7.1 unless Federmann Transfers any of the Federmann Shares, except on a Transfer subject to Koor's Tag-Along Right pursuant to Clause 9 above, and except for a Transfer to a person or entity, the Shares held by which are deemed as held by Federmann in accordance with the provisions of Clause 17.6 below; or

            11.7.2 unless the quantity of the Federmann Shares together with the Koor Shares falls below 45% of the Company's issued share capital, other than as a result of a breach of this Agreement by Koor.

12.   Transfer of Shares and Obligations Pursuant to the Agreement
      ------------------------------------------------------------

      Without derogating from the other provisions of this Agreement, including Clause 7 above, it is agreed that on any Transfer of the Federmann Shares by Federmann that is subject to Koor's Tag-Along Right under Clause 9 above, and on any Transfer of the Koor Shares by Koor that is subject to Federmann's Right of First Refusal under Clause 11 above (hereinafter in this Clause 12 the "Shares Being Transferred", and Koor and Federmann being respectively the "Transferor Party"), the following provisions shall apply:

      12.1 If the Transferor Party wishes to Transfer all the Federmann Shares or all the Koor Shares, as the case may be, the Transferor Party may not do so and such a Transfer shall be ineffective unless the Transferor Party Transfers and assigns to the transferee the Shares Being Transferred (in this Clause 12 the "Purchaser"), together with the Transfer of the Shares Being Transferred, all the rights and obligations of the Transferor Party pursuant to this Agreement, and the Purchaser and the Transferor Party so confirm in writing to the other Party as provided in Clause 12.3 below. On completion of the assignment and Transfer of all the Transferor Party's rights and obligations as aforesaid, the Transferor Party shall cease being a Party to this Agreement and shall be succeeded by the Purchaser.

      12.2 If the Transferor Party wishes to Transfer only a portion of the Federmann Shares or only a portion of the Koor Shares, as the case may be, then the Transferor Party may not do so and such a Transfer shall be ineffective, unless, together with the Transfer of the Shares being Transferred, the Purchaser assumes all the obligations of the Transferor Party jointly and severally with the Transferor Party and confirms said obligation in writing to the other Party as provided in Clause 12.3 below. For the avoidance of doubt, it is clarified that the Transferor shall continue to be entitled as against the other Party to all the rights vested in the Federmann Shares or the Koor Shares, as the case may be, that are held by it.

      12.3 In the event that Koor is the Transferor Party, Koor shall provide Federmann, together with the Sales Notice as mentioned in Clause
            11.1 above, the written confirmation of Koor and the Purchaser as provided in Clause 12.1 above or the written confirmation of the Purchaser as provided in Clause 12.2 above, as the case may be, duly signed by the Purchaser and/or Koor, as the case may be.

            In the event that Federmann is the Transferor Party, Federmann shall provide Koor, within 2 Business Days of signing an agreement with the Purchaser for the Transfer of the Offered Shares, as provided in Clause 9.4 or Clause 9.7 above, the written confirmation of the Purchaser, as provided in Clause 12.1 above or the written confirmation of Federmann and the Purchaser, as provided in Clause
            12.2 above, as the case may be, duly signed by the Purchaser and/or Federmann, as the case may be.

      12.4 In addition to the foregoing, even in a case or cases in which Federmann Transfers any of the Federmann Shares that are held by it, the Transfer of which is not subject to Koor's Tag-Along Right pursuant to Clause 9 above, Federmann may, if it so desires, assign and Transfer its obligations pursuant to this Agreement or any of them so that the transferee of the Shares and Federmann shall be jointly and severally liable to Koor for all the obligations pursuant to this Agreement or a portion of them, in such proportion as determined between Federmann and the transferee of the Shares. For the avoidance of doubt, Federmann may exercise its right to assign and Transfer all or any of its obligations as provided in this Clause 12.4 together with a Transfer of any of the Federmann Shares, once or several times, in its discretion.

13.   Limitation on Restrictions and Rights
      -------------------------------------

      The limitations imposed with respect to a Share Transfer and the rights vested in the Parties in connection with a Share Transfer pursuant to Clauses 9 to 12 above only apply to the Federmann Shares and the Koor Shares, and those limitations and rights shall not apply with respect to other Shares in the Company that may be held by Federmann or Koor, as the case may be.

14.   Tag-Along Right to Purchase
      ---------------------------

      Should a Party to this Agreement (in this Clause 14 the "Purchasing Party") directly or indirectly, including through subsidiaries and/or any trustee, acquire Shares of the Company for total consideration in excess of US$ 25 million (in this Clause 14 the "Purchased Shares") from a Single Third Party, as defined in Clause 9.6 above (in this Clause 14 the
      "Seller"), whether or not on the Stock Exchange (in this Clause 14 the "Purchase Transaction"), the other Party to the Agreement (in this Clause 14 the "Other Party") shall have a right to tag along on such Acquisition as aforesaid, on the terms of the Purchase Transaction, and to acquire a portion of the securities that are being purchased (in this Clause 14 the "Purchase Tag-Along Right") in accordance with the provisions set out below:

      14.1 The Purchasing Party shall provide the other Party written notice within 3 Business Days of the completion of the Purchase Transaction, detailing the terms of the Purchase Transaction that it has made, including the quantity of additional Shares, the price (which shall only be cash consideration), the payment terms, the Seller's identity and every other material condition (in this Clause 14 the "Seller's Notice").

      14.2 Within 14 Business Days of receiving the Purchaser's notice, the Other Party shall give the Purchasing Party written notice if it is tagging along in the Purchase Transaction and of the quantity of Shares, out of the additional Shares, that it wishes to purchase, not exceeding such quantity the ratio between which it and the rest of the additional Shares is equal to the ratio:

            (i) if Koor is the Other Party - between the Koor Shares that are held by Koor on the date the Purchaser's notice is given and the Federmann Shares that are held by Federmann on the date the Purchaser's notice is given;

            (ii)    if  Federmann  is the Other  Party - between  the  Federmann
                    Shares that are held by Federmann on the date the Purchaser's notice is given and the Koor Shares that are held by Koor on the date the Purchaser's notice is given.

      14.3 Should the Other Party give the Purchasing Party Tag-Along notice at such time as mentioned in Clause 14.2 above, the Purchasing Party shall Transfer to the Other Party Shares of the Company in the quantity specified in the Tag-Along notice, Free and Clear, for the consideration and on the terms detailed in the Purchaser's notice, all within 7 Business Days of the date of giving the Tag-Along notice.

15.   Term of the Agreement and Effect of the Agreement
      -------------------------------------------------

      15.1 This Agreement shall take effect on the First Closing Date. Should Stage `A' of the Transaction (as the term is defined in the Deed of Sale) not be performed and completed by the end of 3 Business Days after the Stage `A' Completion Deadline (as defined in the Deed of Sale), then this Agreement shall be null and void and ineffective, without either of the Parties having any claim, complaint or demand against the other.

      15.2 This Agreement shall be in effect until the end of a period of 15 years from the date on which it enters into effect as provided in Clause 15.1 above or until such time as Federmann's holdings of the Federmann Shares together with Koor's holdings of the Koor Shares fall below 25% of the Company's issued share capital, whichever is the earlier.

      15.3 For the avoidance of doubt, it is clarified that this Agreement shall not come to an end if Koor or Federmann ceases to hold Koor Shares or the Federmann Shares, as the case may be, if together with a Transfer of the remainder of the Federmann Shares or the Koor Shares, as the case may be, the Transferor Party (as defined in Clause 12 above) Transferred and assigned all its rights and obligations pursuant to this Agreement to the Purchaser (as defined in Clause 12 above), and the provisions of this Agreement shall continue to apply and obligate the Purchaser and the Other Party.

16.   Koor's Withdrawal from the Controlling Interest
      -----------------------------------------------

      16.1 Koor may at any time from October 1, 2008, provide written notice to Federmann in which it shall inform Federmann of Koor's desire to bring to an end its rights and obligations pursuant to Clauses 4, 6 (if Koor is entitled to rights pursuant to Clause 6 at that time), 7, 8, 9, 10, 11 (except for Clauses 11.6 and 11.7), 12, 13 and 14 of this Agreement (hereinafter in this Clause 16 the "Revoked Clauses"), and on the expiration of 6 months from the date on which Federmann is given Koor's written notice as aforesaid (hereinafter in this Clause 16 the "Expiration Date"), all the Parties' rights and obligations pursuant to the Revoked Clauses shall expire so that the sole rights and obligations that will continue to obligate and entitle the Parties pursuant to this Agreement shall be the rights and obligations in Clause 5 above and this Clause 16, all without prejudice to either of the Party's rights to any relief in respect of a breach of any of the provisions of the Revoked Clauses that occurred prior to the Expiration Date.

      16.2 Should such notice be given by Koor and to the extent that Federmann so wishes, the Parties shall discuss the possibility of Koor's Shares that are held by Koor at that time being acquired by Federmann, alone or together with others, without the provisions of this Clause being such as to obligate either of the Parties to enter into such a purchase agreement or to permit Koor to Transfer the Koor Shares otherwise than in accordance with the provisions of Clauses 16.3 and 16.4 below.

      16.3 As from the Expiration Date, Koor may Transfer all or any of the Koor Shares that are held by it in any way, either by a Stock Exchange sale or otherwise, including a distribution in kind to its shareholders, subject nevertheless to Federmann's Right of First Offer as provided in Clause 16.4 below or in accordance with the provisions of Clauses 11.6 and 11.7 above.

      16.4  Federmann's Right of First Offer
            --------------------------------

            16.4.1 As of the Expiration Date, Koor may not Transfer any of the Koor Shares unless it first gives Federmann written notice detailing the quantity of the Koor Shares that it wishes to transfer (hereinafter the "Offered Shares").

            16.4.2 Federmann may, but is not required to, within 14 Business Days of receiving Koor's notice as aforesaid (hereinafter in this Clause 16.4 the "Offer Period"), provide Koor written notice (hereinafter in this Clause 16.4 "Federmann's Notice"), informing Koor that it wishes to purchase from Koor the Offered Shares or the portion of them as specified by Federmann in Federmann's Notice (hereinafter in this Clause 16. the "Shares for Purchase") and the price per Share that it is willing to pay for those Shares (hereinafter in this Clause 16.4 the "Price Offered").

            16.4.3 Within 7 Business Days of Koor's receiving Federmann's Notice, Koor shall provide Federmann written notice (hereinafter in this Clause 16.4 the "Koor's Notice") if it agrees or if it does not agree to Transfer to Federmann the Shares for Purchase at the Price Offered. Should Koor inform Federmann in Koor's Notice that it agrees to Transfer to Federmann the Shares for Purchase at the Price Offered, Koor shall Transfer to Federmann and Federmann shall accept from Koor a Transfer of the Shares for Purchase, and

                    Federmann shall pay Koor the Price Offered, all by the expiration of 21 Business Days from the date Koor's Notice is received by Federmann (hereinafter in this Clause 16.4 the "Completion Period").

            16.4.4 Should Koor inform Federmann in Koor's Notice that it does not agree to Transfer to Federmann the Shares for Purchase at the Price Offered, Koor may Transfer the Shares for Purchase to a Third Party or Third Parties, but only at a price greater than the Price Offered on the same or more favorable payment terms to Koor than those specified in Clause 16.4.3 above, without any further obligation of Koor, all within 90 Business Days of the date Koor's Notice is given. For the avoidance of doubt, to the extent that the Shares for Purchase have not been Transferred by Koor to a Third Party as aforesaid within 90 Business Days of the date of Koor's notice being provided, Koor may only Transfer the Shares for Purchase after again providing Federmann the Right of First Offer as provided in this Clause 16.4.

            16.4.5 Should Federmann not provide Federmann's Notice within the 14 Business Days mentioned in Clause 16.4.2 above or should Federmann state in Federmann's Notice that it wishes to acquire only some of the Offered Shares or if the Transfer of the Shares for Purchase has not been completed by the end of the Completion Period, otherwise than due to a breach of contract by Koor, Koor may, within 90 Business Days of the date on which Koor's Notice was provided as provided in Clause 16.4.3 above or from the end of the Completion Period, as the case may be, sell the Offered Shares (if Federmann's Notice has not been provided as aforesaid) or that portion of them that are not included in the Shares for Purchase (if Federmann's Notice is provided with respect to only a portion of the offered Shares).

            16.4.6 For the purpose of Clauses 16.4.3 and 16.4.5 above, a Transfer of Shares by means of their distribution as a dividend in kind by Koor to its shareholders shall be deemed as a Transfer of Shares that is made on the date determining the rights to receive the dividend in kind by Koor's shareholders, and such Transfer as aforesaid shall be deemed as though made at the average closing price of the Company's shares on the Tel Aviv Stock Exchange in the 12 trading days before and in the 12 trading days after the date of giving Koor's written notice as provided in Clause 16.4.1 above.

17.   Miscellaneous
      -------------

      17.1 This Agreement may be signed in several separate copies and each copy signed by one of the Parties shall be treated as an original and all together they shall be treated as a single, complete document.

      17.2 No conduct by either of the Parties shall be deemed a waiver of any of its rights pursuant to this Agreement or by law or as its waiver of or acquiescence to in any breach or non-performance of any condition, unless the waiver, acquiescence, postponement, modification, cancellation or addendum has been done expressly and in writing.

      17.3 This Agreement contains, embodies, merges and expresses all the terms and conditions agreed between the Parties on the matters mentioned herein. Any promises, guarantees, agreements, whether written or oral, undertakings or representations on the matters mentioned in this Agreement that were given or made by the Parties prior to the making of this Agreement that have not found specific expression herein shall not be deemed to augment, derogate from or modify the rights and obligations provided in this Agreement or deriving herefrom, and the Parties shall not be bound by them from the date of this Agreement (hereinafter "Revocation of the Obligations Preceding Signature"). It is hereby expressly agreed that the Revocation of the Obligations Preceding Signature shall be effective even in the event that this Agreement is revoked or rescinded for any reason. The foregoing shall not be such as to impair the effect of the Parties' rights and obligations pursuant to the Sale [sic] Agreement.

      17.4 For the avoidance of doubt, the provisions of the Shareholders Agreement between Koor and the Company, including wording that is different from the wording of this Agreement, shall not in any manner be applied in the interpretation of this Agreement. Without prejudice to the generality of the foregoing, the exchanges of documents between the Parties prior to the signature of this Agreement, including the drafts exchanged between them, shall have no significance in the interpretation of this Agreement.

      17.5 Except as otherwise provided in this Agreement, the Parties' rights and obligations pursuant to this Agreement are not assignable and/or transferable. The provisions of this Clause are not such as to affect Federmann's right to exercise its right of first refusal as provided in Clause 11 above by means of any third party and/or third parties.

      17.6 In this Agreement any person or entity shall be deemed as holding all the Shares held by it, directly or indirectly and, without prejudice to the generality of the foregoing, all the Shares held, directly or indirectly, by any related entity and by any member of his family, as they are defined in the Securities Law, 5728-1968; and also all the Shares that are held by any person and/or entity that is construed in accordance with the provisions of the Securities Law, 5728-1968 as holding Shares of the Company together with that person or entity and also all the Shares held through a trustee and/or registration company, and also all the Shares that are held by another shareholder of the Company who is jointly and severally liable with a Party to this Agreement for the obligations pursuant to this Agreement. Nevertheless, a Party to this Agreement shall not, for the purpose of this Agreement, be treated as holding Shares that are held by the other Party to this Agreement.

      17.7 This Agreement shall be governed by the laws of the State of Israel, without taking into account its choice of law rules. Exclusive jurisdiction on all matters relating to this Agreement or deriving herefrom is vested in the competent courts in the City of Tel Aviv-Jaffa and in them alone.

      17.8 Each of the Parties to this Agreement shall bear the legal expenses that it is charged in respect of this Agreement.

      17.9 An obligation to vote by virtue of all of a Party's Shares in the Company in connection with any resolution in any way also includes the obligation to participate in the vote by virtue of all those Shares, and not to vote for any further or other proposed resolution that is such as to contradict, cancel or diminish said resolution.

      17.10 Without being such as to impose any further limitations on the Transfer of Shares other than that expressly provided in this Agreement, each of the Parties undertakes to act in good faith towards the other and not, by act or omission, to cause the frustration of this Agreement's provisions or any of them and/or to make them unrealizable.

      17.11 The Parties hereto may extend any time specified in this Agreement, either once or several times, by written notice signed by two officers of each Party to this Agreement, without any further approval being necessary.

18.   Notices
      -------

      18.1 The Parties' addresses for the purpose of this Agreement are as set out in the heading hereto or any other address in Israel of which one Party gives the other written notice.

      18.2 Any notice pursuant to this Agreement shall be in writing and be sent by registered mail or personal delivery by messenger to the address of the relevant Party, as mentioned in Clause 18.1 above, and that address shall in all respects in connection with this Agreement also be the address of that Party for the service of court process.

      18.3 Notice that is sent shall be treated as having reached the addressee and come to its knowledge within five Business Days if sent by registered mail or, if delivered in person by messenger by 17:00 hours on any Business Day, it shall be treated as received on the Business Day after delivery.

          IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT:

___(signed)_________                                _____(signed)___________
Koor Industries Ltd.                                Federmann Enterprises Ltd.

                              ___(signed)__________
                            Heris Aktiengesellschaft

                                                                       EXHIBIT 2









                               ELBIT SYSTEMS LTD.
               THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
             FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON FEBRUARY 28, 2005

     KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints MICHAEL FEDERMANN, JOSEPH ACKERMAN and ILAN PACHOLDER, and each of them, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned's ordinary shares of ELBIT SYSTEMS LTD. (the "Company"), at the Extraordinary General Meeting of Shareholders of the Company to be held at the Company's offices at Advanced Technology Center, Haifa, Israel, on Monday, February 28, 2005, at 3 p.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" all Proposals listed on the reverse side, subject to indicating whether or not there is a personal interest in Item 1.

(Continued and to be signed on the reverse side)

                                                                           14475

                EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
                               ELBIT SYSTEMS LTD.
                               February 28, 2005

                           Please date, sign and mail
                             your proxy card in the
                          envelope provided as soon as
                                   possible.

     Please detach along perforated line and mail in the envelope provided.

--------------------------------------------------------------------------------
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
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                                                           FOR  AGAINST ABSTAIN
                  1.   APPROVAL AND RATIFICATION OF THE
                       AGREEMENTS DATED DECEMBER 27, 2004  [_]    [_]     [_]
                       FOR AGAINST ABSTAIN REGARDING THE
                       PURCHASE OF KOOR INDUSTRIES LTD.'S
                       SHARES IN TADIRAN COMMUNICATIONS
                       LTD.:
                                                           YES    NO
                       Indicate whether you do or do not
                       have a personal interest in this    [_]    [_]
                       Item.

                                                           FOR  AGAINST ABSTAIN
                  2.   ELECTION OF NATHAN SHARONY TO AN
                       ADDITIONAL TERM AS AN EXTERNAL      [_]    [_]     [_]
                       DIRECTOR:


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To change the address on your account,
please check the box at right and
indicate your new address in the address [_] space above. Please note that D changes to the registered name(s) on the account may not be submitted via this method.
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Signature of Shareholder _______________________ Date: ____________
Signature of Shareholder _______________________ Date: ____________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership. please sign in partnership name by authorized person.